Exhibit 99.1

THIRD QUARTER REPORT 2010 OCTOBER 28, 2010 Based on US GAAP and expressed in US dollars	For a full explanation of results, the Financial Statements and Management Discussion & Analysis, and mine statistics please see the Company’s website, www.barrick.com.
Barrick Reports Q3 2010 Financial and Operating Results

Highlights
•	Reported Q3 net income was a record $837 million ($0.85 per share). Adjusted Q3 net income rose 75% to $829 million ($0.84 per share)[1] compared to $473 million ($0.54 per share) in Q3 2009. Operating cash flow also set a new Company record, rising 40% to $1.28 billion from $911 million in the prior year period, demonstrating Barrick’s strong leverage to the gold price.

•	Q3 gold production of 2.06 million ounces was ahead of plan at lower than expected total cash costs of $454 per ounce[1] or net cash costs of $349 per ounce[1] on strong performance from the North America region, including the new Cortez Hills mine, which continues to exceed expectations. Barrick is on track with its original operating guidance for higher gold production and lower total cash costs in 2010, with full year production expected to be 7.65-7.85 million ounces at total cash costs of about $455 per ounce or net cash costs of $350-$360 per ounce[2].

•	Barrick’s cash margins continue to benefit from rising gold prices and lower cash costs. Q3 cash margins increased 52% to $783 per ounce[1] from $515 per ounce in Q3 2009 and net cash margins rose 48% to $888 per ounce[1] from $600 per ounce in the prior year period.

•	The Company is targeting growth in gold production to 9.0 million ounces within five years once the world class Pueblo Viejo[3] and Pascua-Lama projects come onstream, and as additional opportunities are developed around existing mine sites.

•	Barrick’s positive outlook on the gold price, combined with its strong balance sheet, has positioned the Company to continue to invest in its high return projects and also to return additional capital to shareholders. As a result, Barrick’s Board of Directors has authorized a fourth quarter dividend of 12 cents per share, consistent with the dividend declared in the third quarter which represents a 20% increase from the previous dividend on an annualized basis[4]. Barrick continues to maintain a robust financial position with the gold industry’s only ‘A’ credit rating, a quarter-end cash balance of $4.3 billion and $1.5 billion in undrawn credit after generating record operating cash flow in excess of $3.3 billion in the first nine months.

•	During the quarter, Barrick was ranked as a global leader in corporate social responsibility for the third consecutive year by the Dow Jones Sustainability Index (DJSI). Barrick is included on both the Dow Jones Sustainability World Index and North American Index for 2010.
Q3 production of 2.06 million ounces of gold was ahead of plan at lower than expected total cash costs of $454 per ounce or net cash costs of $349 per ounce, primarily due to strong performances from Cortez, Goldstrike and Veladero. The realized gold price for the quarter was $1,237 per ounce1, $10 per ounce above the average spot price of $1,227 per ounce and 27% higher than the prior year period. Cash margins increased 52% to $783 per ounce from $515 per ounce in Q3 2009. Net cash margins increased 48% to $888 per ounce from $600 per ounce in the same prior year period.

[1]	Adjusted net income, total cash costs per ounce, net cash costs per ounce, realized price, cash margins and net cash margins per ounce are non-GAAP financial measures. See pages 41-48 of Barrick’s Third Quarter Report.

[2]	Based on an expected realized copper price of $3.25 per pound for full year 2010.

[3]	Barrick has a 60% share in the Pueblo Viejo project.

[4]	Calculated based on converting previous semi-annual dividend of $0.20 per share to a quarterly equivalent.

BARRICK THIRD QUARTER 2010	PRESS RELEASE

     Adjusted Q3 net income rose 75% to $829 million ($0.84 per share), reflecting higher sales and realized prices for both gold and copper, in conjunction with lower gold cash costs, compared to $473 million ($0.54 per share) in Q3 2009. Reported Q3 net income of $837 million ($0.85 per share) before net adjustments of $8 million was a Company record. Operating cash flow rose 40% to a record $1.28 billion from $911 million in the prior year period.
     “Operationally we had an excellent quarter, meeting our production and cost targets. Our project pipeline continues to be advanced and the focus on value creation opportunities has surfaced new investment and growth opportunities within our existing asset base. This will support our goal of producing nine million ounces annually within the next five years,” said Aaron Regent, Barrick’s President and CEO. “The leverage we have to the gold price is also clear and is reflected in the 50% growth in our operating margins and in our record net income and operating cash flow.”
PRODUCTION AND COSTS
Q3 production of 2.06 million ounces was ahead of plan at lower than expected total cash costs of $454 per ounce or net cash costs of $349 per ounce, primarily as a result of a strong performance from the North America region. The Company is on track to increase production in 2010 to 7.65-7.85 million ounces of gold at total cash costs of about $455 per ounce or net cash costs of $350-$360 per ounce, in line with original guidance despite higher royalties associated with the increase in gold prices5.
     The North America region delivered another quarter of results which were ahead of expectations, producing 0.93 million ounces at total cash costs of $454 per ounce in Q3.
     The Cortez property continues to perform strongly, producing 0.37 million ounces at total cash costs of $277 per ounce on higher than anticipated grades and recoveries from the Cortez Hills open pit and underground. Due to mine sequencing, production from Cortez is expected to be lower in the final quarter of the year before increasing again in the first quarter of 2011. Full year production from Cortez is anticipated to be at the higher end of the original guidance range of 1.08-1.12 million ounces. Total cash costs are also expected to be within the original guidance range of $295-$315 per ounce. Cortez Hills continues to operate under the terms of the tailored injunction issued by the District Court while the Bureau of Land Management completes a Supplementary Environmental Impact Study (SEIS) on three aspects identified by the 9th Circuit Court of Appeals. The Company expects completion of the SEIS and a Record of Decision to be issued by year-end or early 2011.
     The Goldstrike operation also performed ahead of expectations, producing 0.38 million ounces at total cash costs of $494 per ounce in Q3, primarily due to better than expected grades from the open pit and higher roaster throughput. Full year production for the North America region is expected to be in the range of 3.07-3.10 million ounces, which is in line with original guidance. Higher expected total cash costs of $480-$500 per ounce reflect the impact of higher gold prices on royalties and production taxes.
     The South American business unit had a strong quarter, producing 0.52 million ounces at total cash costs of $263 per ounce in Q3. The Veladero mine outperformed expectations, producing 0.36 million ounces at total cash costs of $250 per ounce on higher grades from the Amable and Filo Federico pits, and is expected to produce over 1.0 million ounces in 2010. The Lagunas Norte operation contributed 0.12 million ounces at total cash costs of $204 per ounce. Based on previously disclosed changes to the mine plan, production is expected to be lower in the fourth quarter but is anticipated to increase again in early 2011. Full year production for the South America region is expected to be 2.10-2.15 million ounces compared to our revised guidance of 2.05-2.10 million ounces. Total cash costs are expected to be $240-$260 per ounce, in line with original guidance.
     The Australia Pacific business unit produced 0.48 million ounces at total cash costs of $613 per ounce in Q3. Strong results from Kalgoorlie and Cowal, both ahead of plan on higher grades,

[5]	Based on an increase in the full year gold price assumption to $1,200 per ounce from $1,150 per ounce.

BARRICK THIRD QUARTER 2010	2	PRESS RELEASE

partially offset lower than plan production from Porgera, which produced 0.11 million ounces at total cash costs of $676 per ounce. Full year production for the Australia Pacific region is expected to be 1.925-1.975 million ounces at total cash costs of $610-$625 per ounce, which is in line with original guidance. The Company is fully hedged on all of its Australian dollar costs for the balance of the year at an average rate of 0.81, effectively fully hedged for 2011 at an average rate of 0.77, and has substantial coverage for the following three years at rates at or below 0.75.
     Attributable production from African Barrick Gold plc in Q3 was 0.12 million ounces at total cash costs of $696 per ounce6. Barrick’s share of full year production is now expected to decrease to about 0.575 million ounces at total cash costs of $620-$640 per ounce.
     Q3 copper production was 84 million pounds at total cash costs of $1.12 per pound. The Company remains on track with its full year copper guidance and expects to produce about 360 million pounds at total cash costs of $1.10-$1.15 per pound.
     Utilizing option collar strategies, we have put in place floor protection on approximately 80% of our expected copper production for the remainder of 2010 at an average price of $2.18 per pound and can participate in copper price upside on effectively all of our expected remaining 2010 copper production to a maximum average price of $3.76 per pound. We have currently hedged approximately 60% of our expected 2011 production through the use of collars with an average floor price of $3.00 per pound and an average ceiling price of $4.36 per pound.
     Barrick’s production base is underpinned by the industry’s largest, fully unhedged gold reserves of 139.8 million ounces, plus measured and indicated gold resources of 61.8 million ounces and inferred gold resources of 31.6 million ounces7.
PROJECTS UPDATE
The Pueblo Viejo project in the Dominican Republic is advancing in line with its $3.0 billion capital budget (100% basis). Initial production continues to be anticipated in the fourth quarter of 2011, although timing delays principally associated with the issuance of certain approvals related to power supply may result in first production occurring in Q1 2012. At the end of the third quarter, overall construction was nearly 40% complete, approximately 75% of the capital had been committed and engineering and procurement was about 95% complete. About 65% of the planned concrete has been poured and 45% of the steel has been erected. Two of the four autoclaves have been placed on their footings, with the final two units shipped and expected to be onsite in Q4, and 90% of the materials required for the oxygen plant have been shipped to site. Pre-stripping has been completed and ore stockpiling has commenced. Work continues toward achieving key milestones including the connection of power to the site, which is necessary to commence commissioning activities in the fourth quarter of 2011. Barrick’s 60% share of annual gold production in the first full five years of operation is expected to average 625,000-675,000 ounces at total cash costs of $275-$300 per ounce8.
     At the Pascua-Lama project on the border of Chile and Argentina, detailed engineering and procurement is nearly 90% complete and the project is on track to enter production in the first quarter of 2013. The project remains in line with its pre-production capital budget of about $3.0 billion with over 40% of the capital committed. Earthworks have commenced with about 6.8 million cubic meters moved to date and major earthworks for the mill and Merrill Crowe platforms are expected to be completed in November. In Chile, the Barriales camp is substantially complete, allowing the work-force to be increased to the permitted capacity, and initial occupancy of the Los Amarillos camp in Argentina is expected in Q4 2010. Average annual gold production from Pascua-Lama is expected to be 750,000—800,000 ounces

[6]	US GAAP basis. ABG reports under an IFRS basis.

[7]	Calculated as at December 31, 2009 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Cerro Casale is classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 23-33 of Barrick’s 2009 Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

[8]	Based on gold price and oil price assumptions of $1,100 per ounce and $75 per barrel, respectively.

BARRICK THIRD QUARTER 2010	3	PRESS RELEASE

in the first full five years of operation at total cash costs of $20-$50 per ounce9.
     At the Cerro Casale project in Chile, the review of any additional permitting requirements before considering a construction decision is progressing alongside discussions with the government and meetings with local communities and indigenous groups. Detailed engineering has commenced and is about 20% complete. Pre-production capital is expected to be about $4.2 billion (100% basis)10 and Barrick’s 75% share of average annual production is anticipated to be about 750,000-825,000 ounces of gold and 170-190 million pounds of copper in the first full five years of operation at total cash costs of about $240-$260 per ounce11.
     We continue to advance the Donlin Creek project in Alaska. Further optimization studies are underway, primarily focused on the potential to utilize natural gas to reduce operating costs. These feasibility study revisions are expected to be completed in the second quarter of 2011. At the Reko Diq project in Pakistan, the initial mine development feasibility study is complete and the environmental and social impact assessment is in its final stages.
FINANCIAL POSITION
At September 30, 2010, Barrick remained in a robust financial position with the gold industry’s only ‘A’ credit rating, a cash balance of $4.3 billion and a $1.5 billion undrawn credit facility. The Company generated about $1.3 billion in operating cash flow during the quarter and more than $3.3 billion in operating cash flow in the first nine months of 2010. As a result of the Company’s positive outlook on the gold price, its strong financial position and robust operating cash flows, Barrick’s Board of Directors has authorized a fourth quarter dividend of 12 cents per share payable on December 15 to shareholders of record on November 30, consistent with the dividend declared in the third quarter which represents a 20% increase from the previous dividend on an annualized basis. The Company has now moved from a semi-annual dividend to a quarterly dividend12.
CORPORATE SOCIAL RESPONSIBILITY
During Q3, Barrick was ranked as a global leader in corporate social responsibility for the third consecutive year by the Dow Jones Sustainability Index (DJSI) and is included on both the Dow Jones Sustainability World Index and North American Index for 2010. DJSI tracks the performance of 2,500 leading companies worldwide and independently evaluates their long-term economic, environmental, and social performance using objective benchmarks.
     Barrick was also recognized during the quarter as a global carbon disclosure leader in an annual survey of companies conducted by the Carbon Disclosure Project. This independent not-for-profit organization serves as the only global climate change reporting system and holds the largest database of primary corporate climate change information in the world. This builds on Barrick’s long standing commitment and action in corporate social responsibility.
* * * *
Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Barrick’s shares are traded on the Toronto and New York stock exchanges.

[9]	Total cash costs are calculated net of silver credits assuming silver, gold, and oil prices of $16 per ounce, $1,100 per ounce, $75 per barrel, respectively, and assuming a Chilean peso f/x rate of 500:1.

[10]	Based on June, 2009 prices and assuming Chilean peso f/x rate of 500:1.

[11]	Based on gold price, copper price, and oil price assumptions of $1,100 per ounce, $2.75 per pound and $75 per barrel, respectively, and assuming a Chilean peso f/x exchange rate of 500:1.

[12]	The declaration and payment of dividends remains at the discretion of the Board of Directors and will depend on the Company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

BARRICK THIRD QUARTER 2010	4	PRESS RELEASE

Key Statistics

Barrick Gold Corporation	Three months ended		Nine months ended
(in United States dollars)	September 30,		September 30,
(Unaudited)	2010	2009	2010	2009

Operating Results
Gold production (thousands of ounces)[1]	2,060	1,904	6,065	5,525
Gold sold (thousands of ounces)[1]	1,944	1,884	5,909	5,480
Per ounce data
Average spot gold price	$1,227	$960	$1,178	$931
Average realized gold price[2]	1,237	971	1,184	940
Net cash costs[5]	349	371	346	376
Total cash costs[3]	454	456	448	463
Amortization and other[4]	139	131	135	122
Total production costs	593	587	583	585
Copper credits	105	85	102	87
Copper production (millions of pounds)	84	104	286	295
Copper sold (millions of pounds)	90	86	288	262
Per pound data
Average spot copper price	$3.29	$2.65	$3.25	$2.12
Average realized copper price[2]	3.39	2.90	3.19	3.03
Total cash costs[3]	1.12	1.05	1.10	1.21
Amortization and other[4]	0.25	0.19	0.22	0.21
Total production costs	1.37	1.24	1.32	1.42

Financial Results (millions)
Sales	$2,775	$2,038	$7,978	$5,778
Net income (loss)	837	(5,350)	2,378	(4,487)
Adjusted net income[6]	829	473	2,329	1,205
Operating cash flow	1,276	911	3,346	1,978
Per Share Data (dollars)
Net income (loss) (basic)	0.85	(6.07)	2.41	(5.12)
Adjusted net income (basic)[6]	0.84	0.54	2.36	1.38
Net income (loss) (diluted)	0.84	(6.07)	2.39	(5.12)
Weighted average basic common shares (millions)	986	882	985	876
Weighted average diluted common shares (millions)[7]	998	882	997	876

	As at	As at
	September 30,	December 31,
	2010	2009

Financial Position (millions)
Cash and equivalents	$4,281	$2,564
Non-cash working capital	575	655
Adjusted debt[8]	7,272	6,919
Net debt[9]	3,116	4,355
Equity	19,307	15,547

[1]	Production includes our equity share of gold production at Highland Gold.

[2]	Realized price is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 46 of the Company’s MD&A.

[3]	Total cash costs is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 43 of the Company’s MD&A.

[4]	Represents equity amortization expense, unrealized losses on non-hedge currency and commodity contracts and inventory purchase accounting adjustments at the Company’s producing mines, divided by equity ounces of gold sold or pounds of copper sold.

[5]	Net cash costs is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 43 of the Company’s MD&A.

[6]	Adjusted net income is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 41 of the Company’s MD&A.

[7]	Fully diluted, includes dilutive effect of stock options and convertible debt.

[8]	Adjusted debt is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 47 of the Company’s MD&A.

[9]	Net debt is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 47 of the Company’s MD&A.

BARRICK THIRD QUARTER 2010	5	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production (attributable ounces) (000’s)				Total Cash Costs (US$/oz)
	Three months ended		Nine months ended		Three months ended		Nine months ended
	September 30,		September 30,		September 30,		September 30,
(Unaudited)	2010	2009	2010	2009	2010	2009	2010	2009
North America [1]	929	712	2,413	2,212	$454	$518	$490	$499
South America	518	509	1,743	1,347	263	247	228	270
Australia Pacific	483	462	1,454	1,439	613	585	603	582
African Barrick Gold[4]	122	213	431	503	696	477	635	517
Other	8	8	24	24	494	410	494	410

Total	2,060	1,904	6,065	5,525	$454	$456	$448	$463

	Copper Production (attributable pounds) (Millions)				Total Cash Costs (US$/lb)
	Three months ended		Nine months ended		Three months ended		Nine months ended
	September 30,		September 30,		September 30,		September 30,
(Unaudited)	2010	2009	2010	2009	2010	2009	2010	2009
South America	78	76	236	227	$1.12	$1.11	$1.08	$1.23
Australia Pacific	6	28	50	68	1.11	0.87	1.19	1.09

Total	84	104	286	295	$1.12	$1.05	$1.10	$1.21

	Total Gold Production Costs (US$/oz)
	Three months ended		Nine months ended
	September 30,		September 30,
(Unaudited)	2010	2009	2010	2009
Direct mining costs at market foreign exchange rates	$431	$441	$438	$421
(Gains) losses realized on currency hedge and commodity hedge/economic hedge contracts	(12)	(1)	(17)	19
Adjustments to direct mining costs[3]	(5)	(4)	(5)	(1)
By-product credits	(11)	(12)	(14)	(9)
Copper credits	(105)	(85)	(102)	(87)

Cash operating costs, net basis	298	339	300	343
Royalties	35	28	34	28
Production taxes	16	4	12	5

Net cash costs[2]	349	371	346	376
Copper credits	105	85	102	87

Total cash costs[2]	454	456	448	463
Amortization	134	127	130	121
Adjustments to direct mining costs[3]	5	4	5	1

Total production costs	$593	$587	$583	$585

	Total Copper Production Costs (US$/lb)
	Three months ended		Nine months ended
	September 30,		September 30,
(Unaudited)	2010	2009	2010	2009
Cash operating costs	$1.11	$1.04	$1.08	$1.20
Royalties	0.01	0.01	0.02	0.01

Total cash costs[2]	1.12	1.05	1.10	1.21
Amortization	0.25	0.19	0.22	0.21

Total production costs	$1.37	$1.24	$1.32	$1.42

[1]	Production includes an additional 50% interest in Hemlo from January 1, 2009 onwards and Barrick’s share of total cash costs increased to 100% effective May 1, 2009.

[2]	Total cash costs and net cash costs are non-GAAP financial performance measures with no standard meaning under US GAAP. See page 43 of the Company’s MD&A.

[3]	Represents unrealized losses on non-hedge currency and commodity contracts and the impact of Barrick Energy

[4]	Figures relating to African Barrick Gold are stated at 100% up to March 31, 2010 and 73.9% thereafter.

BARRICK THIRD QUARTER 2010	6	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)
This portion of the Quarterly Report provides management’s discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three and nine month periods ended September 30, 2010, in comparison to the corresponding prior-year periods. This MD&A, which has been prepared as of October 27, 2010, is intended to supplement and complement the unaudited interim Consolidated Financial Statements and notes thereto, prepared in accordance with US generally accepted accounting principles (“US GAAP”), for the three and nine month periods ended September 30, 2010 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 59 to 62. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited Consolidated Financial Statements for the three years ended December 31, 2009, the related annual MD&A included in the 2009 Annual Report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.
For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the market and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand, Chilean peso, Argentinean peso, British pound, Peruvian sol and Papua New Guinean kina versus US dollar); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, United Kingdom, Pakistan or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increased costs associated with mining inputs and labor; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those

BARRICK THIRD QUARTER 2010	7	MANAGEMENT’S DISCUSSION AND ANALYSIS

expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.
Changes in Presentation of Non-GAAP Financial Performance Measures
We use certain non-GAAP financial performance measures in our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please see the discussion under “Non-GAAP Financial Performance Measures” beginning on page 41 of our MD&A.
Starting in the second quarter 2010 MD&A, we introduced “Adjusted Debt” and “Net Debt” as new non-GAAP measures. We have adjusted our long-term debt to exclude fair value adjustments and our partner’s share of project financing and to include the remaining settlement obligation to close out the gold sales contracts. We have excluded the impact of fair value adjustments in order to reflect the actual settlement obligation in relation to the debt instrument. We have excluded our partner’s share of project financing, where Barrick has provided a guarantee only for its proportionate share of the debt. We have included the settlement obligation related to gold sales contracts because they have terms similar to long-term debt instruments and will be settled in cash. We then deduct our cash and equivalents (net of our partner’s share of cash held at Pueblo Viejo) to arrive at net debt.
These adjusted debt and net debt figures are more indicative of how we manage our debt levels internally than the US GAAP measure and we believe provide a meaningful measure for investors and analysts to evaluate our overall debt capacity, liquidity and capital structure.
Also starting with the second quarter 2010 MD&A, we adjusted our gold total cash costs to remove the impact of ore purchase agreements that have economic characteristics similar to a toll milling arrangement. The cost of producing these ounces is not indicative of our normal production costs. Hence, we have removed such costs from total cash costs.
CONTENTS

2010 THIRD QUARTER AT A GLANCE	9

2010 OUTLOOK AND RECENT DEVELOPMENTS	13

MARKET AND OPERATIONAL OVERVIEW	16

OPERATING SEGMENTS REVIEW	20

REVIEW OF SIGNIFICANT INCOME AND EXPENSES	27

FINANCIAL CONDITION REVIEW	31

QUARTERLY INFORMATION	38

US GAAP CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES	38

NON-GAAP FINANCIAL PERFORMANCE MEASURES	41

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)	48

BARRICK THIRD QUARTER 2010	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

2010 THIRD QUARTER AT A GLANCE
Financial and Operational Results1

($ millions, except per share, per	Three months ended September 30				Nine months ended September 30
ounce/pound data in dollars)	2010	2009	$ Change	% Change	2010	2009	$ Change	% Change

Revenues	$2,811	$2,096	715	34%	$8,178	$5,952	2,226	37%

Net income/(loss)	837	(5,350)	6,187	—	2,378	(4,487)	6,865	—

Per share (“EPS”)[2]	0.85	(6.07)	6.92	—	2.41	(5.12)	7.53	—

Adjusted net income[3]	829	473	356	75%	2,329	1,205	1,124	93%

Per share (“adjusted EPS”)[2]	0.84	0.54	0.30	56%	2.36	1.38	0.98	71%

EBITDA[3]	1,542	(4,946)	6,488	—	4,265	(3,355)	7,620	—

Operating cash flow	1,276	911	365	40%	3,346	1,978	1,368	69%

Capital expenditures -minesite sustaining[4]	291	179	112	63%	717	502	215	43%

Capital expenditures -minesite expansionary[4]	76	9	67	744%	134	22	112	509%

Capital expenditures -projects[4]	$281	$219	$62	28%	878	698	180	26%

Total assets					32,289	30,277	2,012	7%

Total liabilities					12,982	14,895	(1,913)	(13%)

Net debt[5]					$3,116	$4,195	(1,079)	(26%)

[1]	The amounts presented in this table include the results of discontinued operations

[2]	Calculated using weighted average number of shares outstanding under the basic method.

[3]	Adjusted net income; adjusted EPS and EBITDA are non-GAAP financial performance measures with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 42 and page 45 of this MD&A.

[4]	Amounts presented are on a cash basis and projects amounts reflect our equity share of capital expenditures on our advanced projects and exclude capitalized interest. For a detailed reconciliation and further discussion, please see page 34 of this MD&A.

[5]	Net debt is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 47 of this MD&A.
Third quarter 2010 vs. Third quarter 2009
•	Net income and adjusted net income were both records for the quarter. Net income was $837 million, compared to a net loss of $5,350 million recorded in the same prior year period. The net loss in 2009 included a $5.7 billion charge relating to the settlement of the Company’s Gold Sales Contracts. Adjusted net income was $829 million, up 75% from the same prior year period largely reflecting higher realized gold prices. Significant adjusting items in 2010 consisted of $21 million in unrealized hedge gains primarily on foreign currency hedges of projected expenditures denominated in Chilean pesos at our Pascua-Lama and Cerro Casale projects, partially offset by $18 million in net unrealized foreign currency translation losses related to deferred income tax and working capital balances in our regional business units.

BARRICK THIRD QUARTER 2010	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

•	EPS and adjusted EPS were both records for the quarter. EPS for third quarter 2010 was $0.85, compared to the loss of $6.07 recorded in the same prior year period. Adjusted EPS was $0.84, up 56% compared to $0.54 recorded in the same prior year period. EPS and adjusted EPS reflect the impact of the issuance of 109 million common shares in third quarter 2009, which represented a 12% increase in common shares then outstanding with a corresponding dilutive impact on both EPS and adjusted EPS.

•	EBITDA and operating cash flow were both records for the quarter. EBITDA and operating cash flow were $1,542 million and $1,276 million respectively, significant increases over the comparable prior year period.

•	Primary factors driving the increase in net income and EPS, adjusted net income and adjusted EPS, EBITDA and operating cash flow were higher realized gold and copper prices and higher gold and copper sales volumes. Net income and adjusted net income were also impacted by higher amortization, higher income tax expense and higher interest expense as a result of debt issuances in fourth quarter 2009. Net income, EPS and EBITDA were impacted in the prior year due to a $5.7 billion charge relating to the elimination of our Gold Sales Contracts.
First nine months 2010 vs. First nine months 2009
•	Net income for the nine month period ended 2010 was $2,378 million, compared to a net loss of $4,487 million recorded in the same prior year period. Adjusted net income was $2,329 million, up 93% from the same prior year period. Significant adjusting items in the nine months ended September 30, 2010 consisted of a $78 million current tax recovery related to legislative amendments in Australia in the second quarter; $23 million gain related to the remeasurement of our previous interest in Cerro Casale recognized in the first quarter; $30 million unrealized hedge gains primarily on capital expenditures denominated in Chilean pesos; partially offset by $40 million in restructuring charges relating to restructuring costs for a long-term tire supply contract and severance arrangements in the second quarter and $45 million in unrealized foreign currency translation losses related to deferred income tax and working capital balances in our regional business units.
•	EPS for the nine month period ended September 30, 2010 was $2.41 , compared to the loss of $5.12 recorded in the same prior year period. Adjusted EPS for the nine month period ended September 30, 2010 was $2.36, up 71% compared to the nine month period ended September 30, 2009. EPS and adjusted EPS reflect the impact of the issuance of 109 million common shares in third quarter 2009, which represented a 12% increase in common shares then outstanding with a corresponding dilutive impact on both EPS and adjusted EPS.

•	EBITDA and operating cash flow were both records for the nine month period ended September 30, 2010. EBITDA and operating cash flow were $4,265 million and $3,346 million respectively, significant increases over the comparable prior year period.

•	Primary factors driving the increase in net income and EPS, adjusted net income and adjusted EPS, EBITDA and operating cash flow were higher realized gold and copper prices and higher gold and copper sales volumes. Net income and adjusted net income were also impacted by higher amortization, higher income tax expense and higher interest expense as a result of debt issuances in fourth quarter 2009. Net income, EPS and EBITDA were impacted in the prior year due to the $5.7 billion charge relating to the elimination of our Gold Sales Contracts.

BARRICK THIRD QUARTER 2010	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Key Operating and Financial Statistics

	Three months ended September 30				Nine months ended September 30
	Gold		Copper		Gold		Copper
	2010	2009	2010	2009	2010	2009	2010	2009

Production (000s oz/millions of lbs)[1]	2,060	1,904	84	104	6,065	5,525	286	295

Sales

’000s oz/millions lbs[1]	1,944	1,884	90	86	5,909	5,480	288	262

$ millions[2]	$2,476	$1,834	$301	$248	$7,158	$5,157	$939	$757

Market price[3]	1,227	960	3.29	2.65	1,178	931	3.25	2.12

Realized price[3,4]	1,237	971	3.39	2.90	1,184	940	3.19	3.03

Cost of sales ($ millions)	956	872	101	90	2,827	2,559	317	316

Total cash costs[1,3,5]	454	456	$1.12	$1.05	448	463	$1.10	$1.21

Net cash costs[1,3,5]	$349	$371			$346	$376

[1]	Reflects our equity share of production/sales.

[2]	Represents sales on a 100% consolidated basis ($ millions).

[3]	Per ounce/pound weighted average.

[4]	Realized price is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see page 46 of this MD&A.

[5]	Total cash costs and net cash costs are non-GAAP financial performance measures with no standard meaning under US GAAP. For further information and a detailed reconciliation to cost of sales, please see page 43 of this MD&A.
•	Gold production for the nine month period ended September 30, 2010 was 6,065 million ounces. We have narrowed our full year guidance range to 7.65 to 7.85 million, which is within our original guidance of 7.6 to 8.0 million ounces.

•	Copper production for the nine month period ended September 30, 2010 was 286 million pounds. We now expect to produce approximately 360 million pounds, which is within our original guidance of 340 to 365 million pounds.

•	Revenue was up 34% and 37% for the three and nine month periods ended September 30, 2010, respectively, over the comparable prior year periods due to higher realized gold and copper prices and an increase in gold and copper sales volumes.

•	Cost of sales attributable to gold were $956 million and $2,827 million for the three and nine month periods ended September 30, 2010, respectively, an increase of $84 million and $268 million, respectively, over the comparable prior year periods. The increases were primarily due to an increase in gold sales volumes and higher royalties and production taxes due to significantly higher market gold prices. We have narrowed our full year guidance range to $3.5 billion to $3.6 billion, which is within our original guidance of $3.6 billion to $3.8 billion.

•	Net cash costs per ounce for the three and nine month periods ended September 30, 2010, were down $22 per ounce and $30 per ounce, respectively, compared to the same prior year periods. The decreases reflect the impact of significantly higher production at lower total cash costs at both Cortez and Veladero. For the nine month period ended September 30, 2010, net cash costs also benefitted from an increase of $15 per ounce in copper credits largely due to higher copper prices. We have narrowed our guidance for net cash costs and now expect it to be in the range of $350 to $360 per ounce, compared to our original guidance of $345 to $375 per ounce, mainly due to higher copper prices.

•	Total cash costs per ounce for the three month period ended September 30, 2010 were in line with the same prior year period, and 3% lower in the nine month period ended September 30, 2010 compared to the same prior year period. The changes in total cash costs reflect the factors impacting net cash costs described above, except for the impact of copper credits. We expect total cash costs to be approximately $455 per ounce in 2010, primarily due to higher royalties and production taxes as a result of the higher market gold price and a change in production mix with less lower cost production from South America.

•	Cost of sales attributable to copper for the three month period ended September 30, 2010 was $101 million, an increase of 12% over the comparable prior year period. For the nine month period ended September 30, 2010, cost of sales was in line with the comparable prior year period. For the three month period ended September 30, 2010, total cash costs per pound were 7% higher over the comparable prior year period reflecting the impact of winding down operations at Osborne. For the nine month period ended September 30, 2010, total cash costs per pound were 9% lower over same prior year period as a result of lower operating costs at both Zaldívar and Osborne. We have lowered our cost of sales

BARRICK THIRD QUARTER 2010	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

guidance and expect it to be in the range of $400 million to $415 million, compared to our original guidance of $440 million to $460 million, primarily relating to lower operating costs at Zaldívar and have narrowed our total cash costs per pound guidance and now expect it to be in the range of $1.10 to $1.15 compared to our original guidance of $1.10 to $1.20 in 2010.
•	Realized gold prices were up 27% and 26% for the three and nine month periods ended September 30, 2010, respectively, over the comparable prior year periods primarily due to the rise in market prices. Realized copper prices were also up 17% and 5% for the three and nine month periods ended September 30, 2010, respectively, over the comparable prior year periods primarily due to the rise in copper market prices.

•	Net cash margins for gold were up 48% and 49% for the three and nine month periods ended September 30, 2010, respectively, over the comparable prior year periods, primarily due to higher realized gold and copper prices.

BARRICK THIRD QUARTER 2010	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

FULL YEAR 2010 OUTLOOK1

Latest 2010E

Gold
Production (millions of ounces)[2]	7.65 - 7.85
Cost of Sales[3]	3,500 - 3,600
Net cash costs ($ per ounce)[4]	350 - 360
Total cash costs ($ per ounce)[5]	~455
Amortization ($ per ounce)	$130 - $135

Copper
Production (millions of pounds) [6]	~360
Cost of sales [7]	400 - 415
Total cash costs ($ per pound)[8]	1.10 - 1.15
Amortization ($ per pound)	0.20 - 0.25

Other amortization and accretion [9]	~75
Corporate administration	155
Exploration expense	170 - 180
Project expense, net (including equity)[10]	200 - 210
Other expense, net [11]	300 - 320
Interest income	15
Interest expense[12]	140 - 150
Special items gain(loss)[13]	~65
Capital expenditures — minesite sustaining[14]	1,050 - 1,150
Capital expenditures — minesite expansion[15]	250 - 300
Capital expenditures — projects[16]	1,700 - 1,800
Effective income tax rate [17]	30%

[1]	The amounts presented in this table include the results of discontinued operations. Our latest 2010E is consistent with our previously announced guidance except as noted below.

[2]	We narrowed our full year guidance range from 7.6 to 8.0 million ounces.

[3]	We narrowed our full year guidance from $3,400 — $3,800 million in line with latest expectations for production and total cash costs.

[4]	We narrowed our full year guidance range from $345 — $375 per ounce. We have assumed an expected average realized copper price of $3.50 per pound for fourth quarter 2010.

[5]	We now expect total cash costs to be about $455 per ounce, the high end of our original guidance range of $425 — $455 per ounce.

[6]	We narrowed our full year guidance range from 340 — 365 million pounds.

[7]	We lowered our full year guidance range from $440 — $460 million.

[8]	We lowered our full year guidance range from $1.10 — $1.20 per pound.

[9]	We narrowed our full year guidance from $125 million.

[10]	Represents Barrick’s equity share of expenditures. In third quarter, we have lowered our full year guidance range from $210 — $230 million due to the timing of spend on certain projects.

[11]	Net of other income and excluding special items.

[12]	We decreased our guidance from $180 — $200 million principally due to change in timing of the receipt of project financing.

[13]	We have increased our guidance from ~45 million. Revised guidance includes special items recorded in the first nine months of the year. It does not include any estimated gain upon closing of the Sedibelo transactions, which is not expected to occur in 2010.

[14]	We narrowed our full year guidance range from $1,000 — $1,200 million.

[15]	In second quarter, we increased our guidance from $225 — $275 million due to the acceleration of the mine expansion at Bald Mountain.

[16]	We narrowed our full year guidance range from $1,600 — $1,800 million. Represents Barrick’s equity share of expenditures including capitalized interest of about $250 million in 2010 (2009: $257 million).

[17]	Excludes a $78 million tax recovery for legislative amendments in Australia that was recorded in second quarter 2010. This amount is included with special items.
Total cash costs are expected to trend towards the higher end of the range mainly due to higher royalties as a result of the increase in gold prices and a shift in the mix of production with more higher cost North American production and less lower cost South American production than originally expected. We now expect total cash costs to be about $455, within our original guidance range for the year. In updating our total cash cost guidance, we have assumed an average per ounce market gold price of $1,300 for the fourth quarter of 2010. Based on our latest 2010 guidance and a 30% income tax rate, a $50 per ounce increase in the market gold price would result in higher net income of $55 million to $65 million in fourth quarter 2010.
Beyond 2010, we are targeting to increase our annual gold production to 9 million ounces within the next five years. The significant drivers of this production growth include our Pueblo Viejo and Pascua-Lama projects, as well as various expansionary opportunities at our existing operating mines.

BARRICK THIRD QUARTER 2010	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

RECENT DEVELOPMENTS
Economic, Fiscal and Legislative Developments
The current global economic situation has impacted Barrick in a number of ways. The response from many governments to the ongoing economic crisis has led to continuing low interest rates and reflationary environment that has supported higher commodity prices. The increase in gold, copper and silver prices in particular (refer to Market and Operational Overview section of the MD&A for more details), have been main drivers of higher income and operating cash flows for Barrick. The fiscal pressures currently experienced by many governments have resulted in a search for new sources of revenues, and the mining industry, which is generating significant profits and cash flow in this high metal price environment, is facing the possibility of higher income taxes and royalties. The proposed Australian Mineral Resources Rent Tax (“MRRT”) is one example. While the MRRT has been greatly revised in its current form, and is no longer expected to apply to our gold operations, we continue to monitor developments related to this proposal. In addition, the Chilean government recently enacted legislation for a voluntary royalty payable by mining companies. We are evaluating the potential impact of this voluntary royalty on our Chilean operations.
On the legislative front, Argentina recently passed a federal glacier protection law that restricts mining in areas on or near the nation’s glaciers. Our activities do not take place on glaciers, and are undertaken pursuant to existing environmental approvals issued on the basis of comprehensive environmental impact studies that fully considered potential impacts on water resources, glaciers and other sensitive environmental areas around Veladero and Pascua-Lama. We have a comprehensive range of measures in place to protect such areas and resources. Further, we believe that the new federal law is unconstitutional, as it seeks to legislate matters that are within the constitutional domain of the provinces. The Province of San Juan, where our operations are located, previously enacted glacier protection legislation with which we comply. We believe we are legally entitled to continue our current activities on the basis of existing approvals. However, it is possible that others may attempt to bring legal challenges seeking to restrict our activities based on the new federal law. We will vigorously oppose any such challenges.
Pueblo Viejo Project Financing Agreement
In April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in non-recourse project financing for our Pueblo Viejo project. The lending syndicate is comprised of international financial institutions, including two export credit agencies, and a syndicate of commercial banks. The financing is divided into three tranches of $400 million, $375 million and $260 million with tenors of 15, 15 and 12 years, respectively. Barrick and Goldcorp have each provided a guarantee for their proportionate share, which will terminate upon Pueblo Viejo meeting certain operating completion tests, and which is subject to a carve out for certain political risk events. In June 2010, we received approximately $780 million (100% basis) in the first draw on this financing arrangement and these funds will be used to fund ongoing construction at the project.
Disposition of Osborne
In September 2010, we divested our Osborne copper/gold mine to Ivanhoe Australia Limited (“Ivanhoe”), for consideration of approximately $17 million cash, as well as a royalty payable from any future production, capped at approximately $14 million. Ivanhoe has agreed to assume all site environmental obligations. A loss of approximately $7 million, primarily due to the settlement of severance and other obligations, was recorded and recognized in income from discontinued operations. The results of operations and the assets and liabilities of Osborne have been presented as discontinued operations in the consolidated statements of income, the consolidated statements of cash flow and the consolidated balance sheets.
Barrick Energy Acquisitions
In 2010, Barrick Energy has completed three acquisitions. In May 2010, Barrick Energy acquired all of the outstanding shares of Bountiful Resources (“Bountiful”), a privately held corporation, for approximately $109 million and in June 2010, Barrick Energy acquired the Puskwa property from Galleon Energy Inc. (“Puskwa”) for approximately $130 million. In September 2010, Barrick Energy acquired the assets of Dolomite Resources (“Dolomite”) for approximately $25 million. We have determined that these transactions represent business combinations, with Barrick Energy identified as the acquirer. The purchase price allocation will be finalized in 2010 upon the determination of the deferred income tax impact. Barrick Energy began consolidating the operating results, cashflows, and net assets of Bountiful, Puskwa, and Dolomite, from May 17, 2010, June 25, 2010, and September 17, 2010, respectively. The properties acquired in these transactions are in close proximity to our existing operations and we expect to realize operational synergies once they have been integrated. Barrick Energy provides a natural economic hedge

BARRICK THIRD QUARTER 2010	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

against our fuel price exposure and these acquisitions are expected to bring our total expected production for 2010 to about 2.1 million barrel of oil equivalent (“boe”).
Increased Dividend
As a result of our positive outlook on the gold price, our strong financial position and robust operating cash flows, Barrick’s Board of Directors authorized a fourth quarter dividend of 12 cents per share, consistent with the dividend declared in third quarter 2010 which represents a 20% increase from the previous dividend on an annualized basis. We have now moved from a semi-annual dividend to a quarterly dividend1.
Disposition of 10% Interest in Sedibelo
In April 2010, we entered into an agreement to dispose of our 10% interest in the Sedibelo platinum project (“Sedibelo”) for consideration of $15 million to Platmin Limited (“Platmin”). Subsequently, the Bakgatla-Ba-Kgafela Tribe (“BBK”), owner of the remaining 90% interest in Sedibelo, informed us that they believe they had validly exercised their pre-emptive right to prevent the sale from closing and have filed an action in the South African High Court against Barrick and Platmin. As a result, the agreement with Platmin has terminated for the failure of the conditions precedent. We believe that the BBKs preemptive right, to the extent it existed, was not lawfully exercised and the court action the BBK filed to stop the sale of the 10% interest has been stayed, pending a resolution in arbitration as called for in our agreements with the BBK. We will seek confirmation of our rights in these arbitration provisions.
In a separate agreement, we had agreed to transfer various long lead items required for the development of Sedibelo to Platmin for consideration of $45 million. This transaction has not closed as originally expected as a result of actions taken by the BBK Tribe and it also has terminated due to the failure of the conditions.
Acquisition of 64% Interest in REN Joint Venture
In April 2010, we entered into an agreement to acquire the remaining 64% interest in the REN joint venture from Centerra Gold Inc. for $36 million. The REN property is located next to the Goldstrike operations in Nevada. The transaction closed on July 2.
IPO of African Gold Mining Operations
In March 2010, we offered about 25% of the equity in African Barrick Gold plc (“ABG”) through an initial public offering (“IPO”) on the London Stock Exchange. ABG holds Barrick’s African gold mines and exploration properties. ABG sold approximately 101 million ordinary shares in the offering, or about 25% of its equity and Barrick retained an interest in approximately 303 million ordinary shares, or about 75% of the equity of ABG. In April 2010, the over-allotment option was partially exercised resulting in a 1.1% dilution of our interest in ABG to 73.9%. The net proceeds to ABG from the IPO and the over-allotment option were approximately $884 million. As Barrick has retained a controlling interest in ABG, we will continue to consolidate their results and we have set up a non-controlling interest to reflect the change in our ownership interest.
Acquisition of Tusker Gold
In April 2010, ABG completed the acquisition of Tusker Gold Limited (“Tusker”) for aggregate net consideration of approximately $74 million. This acquisition has given ABG 100% ownership of Tusker and, as a result, full control of the Nyanzaga gold exploration project in Tanzania.
Acquisition of Additional 25% Interest in Cerro Casale
In March 2010, we completed the acquisition of an additional 25% interest in Cerro Casale from Kinross Gold Corporation (“Kinross”) for cash consideration of $454 million and the elimination of a $20 million contingent obligation which was payable by Kinross to Barrick on a construction decision. We now have a 75% controlling interest in the project and, as a result, we began consolidating 100% of the operating results, cash flows and net assets of Cerro Casale, with an offsetting non-controlling interest of 25%, prospectively as at March 31, 2010.

[1]	The declaration and payment of dividends remains at the discretion of the Board of Directors and will depend on our financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

BARRICK THIRD QUARTER 2010	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

MARKET AND OPERATIONAL OVERVIEW
Gold and Copper Prices
Gold and copper prices have a significant impact on our operating earnings and ability to generate cash flows. During the quarter, the price of gold reached a then all-time high of $1,316 per ounce (subsequent to quarter end, gold set a new high of $1,387 per share on October 14, 2010) and closed at $1,307 per ounce on September 30, 2010. The average market gold price of $1,227 per ounce was a new quarterly record and a $267 per ounce increase from the $960 per ounce average market price in the same prior year period.
The upward trend in the gold price has been driven by the continuing macroeconomic uncertainty, primarily due to concerns over the slow rate of both economic and employment growth in the major western economies. These concerns have resulted in a continuance of very low interest rates and the possibility of another round of quantitative easing by central banks, particularly the US Federal Reserve. As a result, the price of gold rose in the quarter due to weakening US dollar, marking a return to the historically negative correlation between the gold price and the US dollar. Gold is also trading at or near record highs in all other major currencies, which demonstrates that gold is being viewed as a store of value not only in US dollar terms but other currencies as well. Continuing strong demand for gold on the part of investors seeking a safe haven amongst the uncertain outlook for the US dollar and other major currencies is now the most significant driver behind rising gold prices. These factors have resulted in an increase of 1 million ounces in major global ETF holdings in the quarter, to a total of 66 million ounces. In addition, physical demand for jewelry and other uses also remain a significant component of the overall gold market and thus essential to the rising gold price. A continuation of these trends should be supportive of strong gold prices.
Gold prices also continue to be influenced by negative long-term trends in global gold mine production and the impact of central bank gold purchases. In third quarter 2010, gold sales by global central banks have not been significant, highlighted by the fact that in the first year of the current Central Bank Gold Agreement, which ended in September 2010, the signatory members sold only 6.2 tonnes of gold, or less than 2 percent of the maximum agreed amount. It was also announced that the Central Bank of Bangladesh purchased 10 tonnes of gold from the International Monetary Fund (IMF) as part of the 403.3 tonnes approved for sale by the IMF — of which there is now less than 75 tonnes remaining to be sold.
Copper prices were once again volatile in the third quarter of 2010, trading in a range of $2.87 to $3.66 per pound. The average price in the second quarter was $3.29 per pound and the closing price was $3.65 per pound. Copper’s volatility in the quarter occurred mainly as a result of investor interest and strong physical demand from China. Copper prices should continue to be primarily influenced by demand from Asia, global economic growth, availability of scrap metal and production levels of mines and smelters.
Utilizing option collar strategies, we have put in place floor protection on approximately 80% of our expected copper production for the remainder of 2010 at an average price of $2.18 per pound and can participate in copper price upside on effectively all of our expected remaining 2010 copper production to a maximum average price of $3.76 per pound. We have also hedged approximately 60% of our expected 2011 production through the use of collars with an average floor price of $3.00 per pound and an average ceiling price of $4.36 per pound.
Silver
At present, silver prices have a significant impact on the overall economics and expected gold total cash costs for our Pascua-Lama project, which is in the construction phase. Silver prices do not significantly impact current operating earnings and cash flows or gold total cash costs. Silver traded in a range of $17.31 to $22.08 per ounce in the third quarter, touching a 30-year high, averaged $18.97 per ounce and closed the quarter at $22.07 per ounce. During the quarter, silver generally traded in line with movements in the gold price rather than on its own physical supply and demand fundamentals. The physical silver market is currently in surplus and, while returning global economic health is expected to help improve industrial demand, the primary influence of prices continue to be investor demand, which is being driven by continued uncertainty in the global economy.

BARRICK THIRD QUARTER 2010	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

Currency Exchange Rates
In third quarter 2010, both Australia and Canada continued to demonstrate that they have emerged from the global economic crisis better than most OECD countries. The Bank of Canada tightened monetary policy in the quarter by raising benchmark interest rates by a total of 50 basis points, while the Reserve Bank of Australia held their rate constant through the quarter after raising rates earlier in the year. Due to increasing metals prices and a continuation of strong growth in China, the Australian dollar strengthened significantly during the quarter, while the Canadian dollar experienced more limited gains as a result of continuing slow economic growth in the U.S. In the third quarter, the Australian dollar traded in a range of $0.83 to $0.97 and the Canadian dollar traded in a range of $0.94 to $0.99, closing at $0.97 and $0.97, respectively.
In the third quarter, we recorded gains in earnings of approximately $29 million for Australian dollar hedges (2009: $22 million gain), primarily impacting our gold production costs. We recorded a $3 million gain in earnings for Canadian dollar hedges (2009: $1 million loss), impacting corporate administration costs and operating costs at our Hemlo mine. We are largely hedged for our Australian dollar operating expenditures and our Canadian dollar operating and administrative expenditures for the remainder of 2010 and, consequently, further fluctuations of the US dollar against the Australian and Canadian dollars should not have a significant impact on our guidance for total cash costs or corporate administrative costs. We expect to record hedge gains of $55 million and $4 million for our Australian and Canadian dollar hedge positions, respectively, assuming average market exchange rates of $0.97 and $0.97, respectively, for the fourth quarter of 2010. We also have Chilean peso contracts in place to hedge a portion of our operating expenditures, primarily at Zaldívar and our capital expenditures, primarily at the Pascua-Lama project.
AUD Currency Contracts

	contracts	Effective Hedge	% of Expected
	(AUD millions)	Rate (AUDUSD)	AUD Exposure[1]

2010[2]	364	0.81	100%

2011	1,538	0.77	97%

2012	1,182	0.75	84%

2013	882	0.72	69%

2014	515	0.75	46%

CAD Currency Contracts

	contracts[3]	Effective Hedge	% of Expected
	(CAD millions)	Rate (USDCAD)	CAD Exposure[1]

2010[2]	91	1.06	92%

2011	353	1.02	87%

2012	18	1.02	5%

CLP Currency Contracts

	contracts	Effective Hedge	% of Expected
	(CLP millions)[4]	Rate (USDCLP)	CLP Exposure[5]

2010[2]	49,131	523	100%

2011	172,595	508	100%

2012	66,650	513	80%

2013	5,150	515	5%

[1]	Includes all forecasted operating, sustainable and eligible project capital expenditures.

[2]	Amounts presented represent contracts for the remaining period of 2010.

[3]	Includes 333 million CAD contracts with a cap and floor of $1.01 and $1.10, respectively.

[4]	CLP 135,900 million collar contracts are an economic hedge of capital expenditures, primarily at our Pascua-Lama project with a cap and floor of 508 and 573, respectively. The CLP exchange rate was 484 at September 30,2010.

[5]	Includes all forecasted operating, sustainable and forecasted project capital expenditures.
Fuel
The price of crude oil traded in a range of $71 to $83 per barrel, closing at $80 per barrel and averaging $76 per barrel in the quarter, compared to an average of $68 per barrel in the same prior year period.
We directly consume about 3.5 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and therefore its price is subject to a similar volatility that is affecting crude oil prices. Volatility in crude prices has a significant direct and indirect impact on our production costs. In order to mitigate this volatility over the next few years, we have a fuel hedge position of 4.2 million barrels at an average price of $89 per barrel, which is primarily designated for our Nevada-based mines.

BARRICK THIRD QUARTER 2010	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Fuel Hedge Summary

	Barrels[1]	Average	% of Expected
	(thousands)	Price	Exposure

2010[2]	703	89	72%

2011	2,274	90	57%

2012	793	88	21%

2013	440	88	12%

[1]	Refers to hedge contracts for a combination of WTI, WTB, MOPS and JET.

[2]	Amounts presented represent the remaining position for 2010.
In third quarter 2010, we recorded a hedge loss in earnings of approximately $9 million on our fuel hedge positions (2009: $20 million loss) and expect to record hedge losses of approximately $4 million in the fourth quarter of 2010 based on an assumed average market WTI crude oil price of $80 per barrel.
In addition, our wholly-owned subsidiary, Barrick Energy, provides a natural hedge against our fuel price exposure and is expected to produce approximately 2.1 million boe in 2010. The net contribution from Barrick Energy resulted in a reduction in total cash costs of $6 per gold ounce in the first three quarters of 2010. In the fourth quarter of 2010, assuming an average market WTI crude price of $75 per barrel, we expect Barrick Energy to contribute a net reduction of $12 per gold ounce to total cash costs. The net contribution from Barrick Energy, together with our financial fuel hedges, provides a hedge for approximately 91% of our estimated fuel consumption for the remainder of 2010.
US Dollar Interest Rates
Beginning in late 2008, in response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced its benchmark rate to between 0% and 0.25%. The benchmark rate was kept at this level through the third quarter of 2010. We expect that short-term rates will remain at low levels well into 2011, with the US Federal Reserve continuing to use monetary policy initiatives in an effort to keep long-term interest rates low. We expect such initiatives to be followed by incremental increases to short-term rates once economic conditions and credit markets normalize.
At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($4.3 billion at September 30, 2010); the mark-to-market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and the interest payments on our variable-rate debt ($1.4 billion at September 30, 2010). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.

BARRICK THIRD QUARTER 2010	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

Operational Overview

	Three months ended September 30			Nine months ended September 30
	2010	2009	% Change	2010	2009	% Change

Gold

Ore tons mined (000s)	41,018	47,080	(13%)	117,210	133,512	(12%)

Waste tons mined (000s)	133,339	148,498	(10%)	418,765	413,494	1%

Total tons mined (000s)	174,357	195,578	(11%)	535,975	547,006	(2%)

Ore tons processed (000s)	37,763	43,565	(13%)	111,282	131,212	(15%)

Average grade (ozs/ton)	0.068	0.052	31%	0.065	0.050	30%

Recovery rate	80.2%	84.1%	(5%)	83.9%	84.2%	—

Gold produced (000s/oz)	2,060	1,904	8%	6,065	5,525	10%

Copper

Ore tons mined (000s)	13,594	12,582	8%	39,048	39,195

Waste tons mined (000s)	4,539	5,185	(12%)	17,332	21,608	(20%)

Total tons mined (000s)	18,133	17,767	2%	56,380	60,803	(7%)

Ore tons processed (000s)	12,577	12,586		38,488	38,762	(1%)

Average grade (percent)	0.585	0.627	(7%)	0.631	0.618	2%

Copper produced (millions/lbs)	84	104	(19%)	286	295	(3%)

Gold production for the three and nine month periods ended September 30, 2010 was higher over the comparable prior year periods. The increase in the nine month period ended September 30, 2010 was primarily due to increased production at Cortez, Veladero, Kalgoorlie and Cowal; partially offset by a decrease in production at Goldstrike, Ruby Hill, Porgera, Pierina and Lagunas Norte. We expect production to be slightly lower in the fourth quarter of the year, primarily due to lower ABG production as well as lower fourth quarter production at Cortez and our South American regional business unit due to mine sequencing. We have narrowed our full year production guidance to 7.65 to 7.85 million ounces, which is within our original production guidance of between 7.6 and 8.0 million ounces of gold in 2010. For the three month period ended September 30, 2010, gold ounces sold was about 5% less than gold ounces produced, mainly due to the timing of shipments at Porgera and Veladero.
For the three and nine month periods ended September 30, 2010, total tons mined decreased over the same prior year periods mainly due to mine plan sequencing. For the three month period ended September 30, 2010, the decreases were primarily due to decreased mining activity at Goldstrike, Veladero, Buzwagi, Kanowna and Kalgoorlie. The decrease was partially offset by an increase in mining activity at Porgera and Pierina.
For the nine month period ended September 30, 2010, the decreases were primarily due to decreased mining activity at Ruby Hill, Veladero, Kalgoorlie and at Osborne due to cessation of operations in August 2010. The decreases were partially offset by increased mining activity at Cortez Hills, Pierina, and at Bald Mountain, which has entered an expansion phase.
Ore tons processed decreased for the three and nine month periods ended September 30, 2010 by 13% and 15% respectively over the same prior year periods primarily due to fewer ore tons processed at Cortez and Bald Mountain. At Cortez, higher grade ore from both the underground and the open pit was processed in the current year, whereas, in 2009, the ore was of lower grade and contained significant amounts of heap leach material. At Bald Mountain, mine sequencing resulted in less leach material being mined and more stripping activities being undertaken. The decreased tons processed did not have any impact on overall production due to higher ore grades.
Copper production decreased for the three and nine month periods ended September 30, 2010 by 19% and 3% respectively over the same prior year periods. Subsequent to sale of Osborne which closed in the third quarter 2010, we have narrowed our full year guidance to approximately 360 million pounds, which is within our original guidance range of 340 to 365 million pounds.

BARRICK THIRD QUARTER 2010	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING SEGMENTS REVIEW
We report our results of operations using a geographical business unit approach, with producing mines concentrated in three regional business units: North America, South America and Australia Pacific. We also hold a 73.9% equity interest in ABG, which includes our African gold mines and exploration properties. In addition, we have a Capital Projects segment, distinct from our regional business units, to focus on managing projects. This structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
In the first quarter 2010, we revised the format of information provided to the Chief Operating Decision Maker to better reflect management’s view of the operations. The primary change involves the presentation of minesite exploration and project development, RBU costs and other expenses (income) as a component of Segment Income. Previously, these expenditures were monitored separately. Accordingly, we have revised our operating segment review to be consistent with those reporting changes, with restatement of comparative information to conform to the current period presentation.
North America
Key Operating Statistics

	Three months ended September 30			Nine months ended September 30
	2010	2009	% Change	2010	2009	% Change

Total tons mined (000s)	97,867	105,456	(7%)	305,395	296,065	3%

Ore tons processed (000s)	12,397	17,041	(27%)	33,804	52,108	(35%)

Average grade (ozs/ton)	0.092	0.052	77%	0.085	0.051	67%

Gold produced (000’s/oz)	929	712	30%	2,413	2,212	9%

Cost of sales ($ millions)	$407	$366	11%	$1,159	$1,110	4%

Total cash costs (per oz)	$454	$518	(12%)	$490	$499	(2%)

Segment income ($ millions)	$537	$176	205%	$1,172	$664	77%

Amortization ($ millions)	$128	$100	28%	$354	$278	27%

Segment EBITDA ($ millions)[1]	$665	$276	141%	$1,526	$942	62%

[1]	EBITDA is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 45 of this MD&A.
Segment EBITDA and segment income increased by $389 million and $361 million, respectively, in the three month period ended September 30, 2010 and $584 million and $508 million, respectively, in the nine month period ended September 30, 2010, compared to the same prior year periods. The increases were primarily as a result of higher realized gold prices and higher production/sales volume at lower total cash costs. Segment income was also impacted by higher amortization expense as a result of Cortez Hills entering production in first quarter 2010.
Gold production for the three and nine month periods ended September 30, 2010 was 30% and 9% higher, respectively, than the comparable prior year periods, with higher production at Cortez, due to the start up of production at Cortez Hills, partially offset by lower production at Ruby Hill, Golden Sunlight and Goldstrike.
Production at Cortez for the three and nine month periods ended September 30, 2010 increased by 163% and 169%, respectively, over the same prior year periods, mainly as a result of the commencement of production at the Cortez Hills open pit in the first quarter of 2010. At Goldstrike, production for the three month period ended September 30, 2010 increased 5% as a result of mining a higher grade area of the open pit, whereas production for the nine month period ended September 30, 2010 was down by 20% compared to the same prior year period, primarily as a result of the planned partial shutdown of the autoclave in the second half of 2009 due to a decrease in ore suitable for acidic autoclaving, as well as mine sequencing that resulted in lower grade areas being mined in the first half of 2010. Ruby Hill’s production for the three and nine month periods ended September 30, 2010 decreased by 26% and 52%, respectively, over the same prior year periods due to increased waste stripping, which resulted in a decrease in ore tons available to process. Golden Sunlight was not in production in 2010 as it entered an extended redevelopment phase during 2009 and is not expected to produce gold again until 2011.
Cost of sales increased by $41 million or 11%, and $49 million, or 4% for the three and nine month periods ended September 30, 2010, respectively, compared to the same prior year periods, primarily as a result of higher sales volume. Over the same prior year periods, total cash costs per ounce were down 12% to $454 and 2% to $490 for the three and nine month periods ended September 30, 2010, respectively, primarily due to

BARRICK THIRD QUARTER 2010	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

higher production from the lower cost Cortez Hills operations.
We have revised our guidance for the region and now expect it to be in the range of 3.07 to 3.1 million ounces, compared to our previous guidance of 3.125 to 3.175 million ounces, and it is within our original guidance of 2.95 to 3.10 million ounces. The change reflects slightly lower production from Cortez and Goldstrike due to a shift in the mine sequencing plan which results in the mining of lower grade ore in the fourth quarter compared to the original mine plan. Total cash costs are expected to be in the range of $480 to $500 per ounce compared to our original guidance of $450 to $475 per ounce, primarily due to the impact of higher realized gold prices on royalties and production taxes, and lower fourth quarter production.
Beyond 2010, we have identified various opportunities to add production within North America, including the potential of expanding our current Turquoise Ridge underground operation into a large scale open pit to mine a low-grade mineralization; the Bald Mountain North Area expansion; and the use of thiosulphate technology at Goldstrike to extend the life of the autoclaves. We continue to progress evaluation of these opportunities to create value at our existing operations.
South America
Key Operating Statistics

	Three months ended September 30			Nine months ended September 30
	2010	2009	% Change	2010	2009	% Change

Gold

Total tons mined (000s)	37,334	42,031	(11%)	111,520	119,386	(7%)

Ore tons processed (000s)	17,259	16,830	3%	51,570	52,093	(1%)

Average grade (ozs/ton)	0.043	0.035	23%	0.042	0.033	28%

Gold produced (000’s/oz)	518	509	2%	1,743	1,347	29%

Cost of sales ($ millions)	$121	$123	(2%)	$381	$365	4%

Total cash costs (per oz)	$263	$247	6%	$228	$270	(16%)

Segment Income ($ millions)	$370	$291	27%	$1,337	$721	85%

Amortization ($ millions)	$38	$33	15%	$136	$96	42%

Segment EBITDA ($ millions)	$408	$324	26%	$1,473	$817	80%

Copper

Copper produced (millions of Ibs)	78	76	3%	236	227	4%

Cost of sales ($ millions)	$91	$73	25%	$252	$265	(5%)

Total cash costs (per Ibs)	$1.12	$1.11	1%	$1.08	$1.23	(12%)

Segment Income ($ millions)	$149	$108	38%	$439	$301	46%

Amortization ($ millions)	$22	$16	38%	$62	$53	17%

Segment EBITDA ($ millions)	$171	$124	38%	$501	$354	42%

Segment EBITDA and segment income for the gold segment increased by $84 million and $79 million, respectively, in the three month period ended September 30, 2010 and $656 million and $616 million, respectively, in the nine month period ended September 30 of 2010, compared to the same prior year periods. These increases were primarily as a result of higher realized gold prices and production/sales volumes at lower total cash costs.
Gold production for the three and nine month periods ended September 30, 2010 was 2% and 29% higher, respectively, than the comparable prior year periods, as Veladero started to access higher grades from both the Amable and Federico pits and also experienced improved operating performance as a result of the start-up of the crusher circuit expansion in the second half of 2009. Production at Lagunas Norte has begun to decrease in the second half of 2010, as expected, after a change in the mine plan resulted in the mining of lower grade ore in the second half of 2010. As a result of rising gold prices, Pierina’s mine life has been extended to the end of 2014. Previously, Pierina was expected to stop producing in mid-2013.
Cost of sales attributable to gold decreased by $2 million, or 2%, and increased by $16 million, or 4%, for the three and nine month periods ended September 30, 2010, respectively, over the comparable prior year periods. Cost of sales was higher for the nine month period ended September 30, 2010 due to higher production/sales volumes at Veladero. Compared to the comparable prior year period, total cash costs per ounce were up 6% to $263 for the third quarter as a result of change in production mix with higher production from Veladero and less production from our low cost Lagunas Norte

BARRICK THIRD QUARTER 2010	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

mine. For the nine month period ended September 30, 2010, cash costs per ounce were down 16% to $228, compared to the same prior year period, as a result of significantly lower total cash costs at Veladero due to increased production levels.
We expect full year production for the region to be in the range of 2.10 to 2.15 million ounces, compared to our revised guidance of 2.05 to 2.10 million ounces, reflecting increased production at Veladero in the fourth quarter. We have also narrowed our total cash cost guidance and expect it to be in the range of $240 to $260 per ounce, which is within our original guidance range of $240 to $270 per ounce for the full year.
Segment EBITDA and segment income for the copper segment increased by $47 million and $41 million, respectively, in the three month period ended September 30, 2010 and $147 million and $138 million, respectively, in the nine month period ended September 30, 2010, compared to the same prior year periods. The increases were primarily as a result of higher realized copper prices and production/sales volumes, as well as lower total cash costs for the nine month period ended September 30, 2010.
Copper production for the three and nine month periods ended September 30, 2010 was 3% and 4% higher, respectively, than the comparable prior year periods, mainly due to increased tons processed and higher grade.
Copper cost of sales increased by $18 million or 25% in the third quarter due to higher sales volume as a result of a strike that occurred at the Antofagasta port in September 2009 which resulted in significant shipping delays in the comparable prior year period. Total cost of sales for the third quarter in 2010 was also slightly higher as a result of higher consumables costs and higher labour costs associated with higher copper prices and appreciation of the local currency. For the nine month period ended September 30, 2010, copper cost of sales decreased by $13 million or 5%, as higher sales volumes were more than offset by a 12% reduction in total cash costs as a result of higher production levels and lower sulfuric acid prices, which have been fixed for the balance of 2010 through forward supply agreements.
We now expect our copper production for the region to be about 315 million pounds, which is within our original guidance of 305 to 325 million pounds. We have also narrowed our total cash cost guidance range of $1.10 to $1.15, which is within our original guidance of $1.05 to $1.20 per pound due to lower expected operating costs at Zaldívar.
Beyond 2010, we have identified various opportunities to add production within South America, including extending mining at Lagunas Norte to include incremental mineralization which would improve output in future years and also extend the mine life by approximately 6 years; and the potential of mining primary sulfide mineralization at Zaldívar, which is situated below the current reserves and could extend the mine life by as much as 16 years. We continue to progress our evaluation of these opportunities to create value at our existing operations.
Australia Pacific
Key Operating Statistics

	Three months ended September 30			Nine months ended September 30
	2010	2009	% Change	2010	2009	% Change

Gold

Total tons mined (000s)	30,515	32,149	(5%)	91,754	102,368	(10%)

Ore tons processed (000s)	6,565	7,352	(11%)	20,746	21,946	(5%)

Average grade (ozs/ton)	0.084	0.072	17%	0.080	0.075	7%

Gold produced (000s/oz)	483	462	5%	1,454	1,439	1%

Cost of sales ($ millions)	$313	$277	13%	$939	$826	14%

Total cash costs (per oz)	$613	$585	5%	$603	$582	4%

Segment Income ($ millions)	$189	$71	166%	$532	$208	156%

Amortization ($ millions)	$64	$75	(15%)	$188	$215	(13%)

Segment EBITDA ($ millions)	$253	$146	73%	$720	$423	70%

Copper

Copper produced (millions of Ibs)	6	28	(79%)	50	68	(26%)

Cost of sales ($ millions)	$10	$17	(41%)	$65	$51	27%

Total cash costs (per Ib)	$1.11	$0.87	28%	$1.19	$1.09	9%

Segment Income ($ millions)	$16	$41	(61%)	$69	$49	41%

Amortization ($ millions)	$—	$—	—	$—	$—	—

Segment EBITDA ($ millions)	$16	$41	(61%)	$69	$49	41%

BARRICK THIRD QUARTER 2010	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

Segment EBITDA and segment income for the gold segment increased by $107 million and $118 million, respectively, in the three month period ended September 30, 2010 and $297 million and $324 million, respectively, in the nine month period ended September 30, 2010, compared to the same prior year periods. The increases were primarily as a result of higher realized gold prices.
Gold production for the three and nine month periods ended September 30 of 2010 was higher by 5% and 1%, respectively, from the comparable prior year periods. These increases were primarily due to higher production at Kalgoorlie and Cowal; partially offset by lower production at Kanowna and Porgera, and from the divestiture of Henty in the second quarter of 2009.
Production at Cowal increased by 52% and 33% for the three and nine month periods ended September 30, 2010, respectively, over the comparable prior periods due to the mining of higher grade ore. At Kalgoorlie, production increased 25% and 22% for the three and nine month periods ended September 30, 2010, respectively, over the comparable prior periods, due to mining in higher grade areas of the pit and higher mill throughput. Production at Kanowna has decreased over the same prior year periods as a result of lower tons mined due to equipment availability, manpower shortages and the completion of the Bullant underground at the end of 2009 which has resulted in a lower head grade. Production at Porgera decreased over the same prior year periods due to a water shortage which impacted mill throughput and wall stability issues which restricted mining.
Cost of sales attributable to gold has increased by $36 million, or 13%, and $113 million, or 14%, for the three and nine month periods ended September 30 of 2010, respectively, over the comparable prior periods, reflecting higher ounces sold and higher royalties as gold prices traded at higher levels than 2009 and an increase in our effective Australian dollar currency hedge rates. For the nine month period ended September 30, 2010, cost of sales include $80 million related to ore purchases which are toll milled. These increases were partially offset by lower costs due to the disposal of the Henty mine in the first half of 2009 and the winding down of operations at Osborne in 2010. Total cash costs per ounce were up 5% to $613 and 4% to $603 for the three and nine month periods ended September 30, 2010 respectively, over the comparable prior periods, due to the same factors impacting cost of sales.
We have narrowed our full year production for the region to be in the range of 1.925 to 1.975 million ounces, compared to our original guidance of 1.85 to 2.00 million ounces. We have also narrowed our total cash cost guidance range to $610 to $625 per ounce, which is within our original guidance range of $600 to $625 per ounce.
Both segment EBITDA and segment income for the copper segment decreased by $25 million for the three month period ended September 30, 2010, compared to the same prior year period as a result of the cessation of operations at Osborne in August 2010. For the nine month period ended September 30, 2010, both segment EBITDA and segment income increased by $20 million, compared to the same prior period as a result of higher copper sales volume, partially due to shipping delays that impacted sales volume in 2009.
Copper production for the three and nine month periods ended September 30, 2010 was down 79% and 26%, respectively, compared to the same prior year periods. These decreases were due to the cessation of operations in August 2010, resulting in two months less production compared to 2009.
Cost of sales attributable to copper decreased by $7 million or 41% for the three month period ended September 30, 2010 but increased by $14 million or 27%, for the nine month period ended September 30, 2010, respectively, compared to the same prior year periods as a result of significantly lower sales volume in the third quarter 2010, but higher total sales volume for the nine month period ended September 30, 2010. Total cash costs per pound were up 28% to $1.11 for the third quarter and 9% to $1.19 for the nine month period ended September 30, 2010 due to very strong underground production in 2009 and lower productivity in 2010 as the mine wound down operations and experienced rail shipping issues which impacted sales in the quarter for 2010.
An agreement to sell our Osborne operation to Ivanhoe was finalized on September 30, 2010 for proceeds of $17 million.
Beyond 2010, we have identified various opportunities to add production within Australia Pacific, including the potential to mine incremental mineralization at Cowal that could extend the mine life by about 4 years and mining of incremental mineralization at Granny Smith. We continue to progress our evaluation of these opportunities to create value at our existing operations.

BARRICK THIRD QUARTER 2010	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

African Barrick Gold1
Key Operating Statistics

	Three months ended September 30			Nine months ended September 30
100% basis	2010	2009	% Change	2010	2009	% Change

Total tons mined (millions)	11,690	15,942	(27%)	33,313	29,187	14%

Ore tons processed (millions)	2,087	2,342	(11%)	6,265	5,065	24%

Average grade (ozs/ton)	0.092	0.104	(11%)	0.098	0.114	(14%)

Gold produced (000s/oz)	165	213	(23%)	521	503	4%

Cost of sales ($ millions)	$115	$106	8%	$348	$258	35%

Total cash costs (per oz)	$696	$477	46%	$635	$517	23%

Segment Income ($ millions)	$41	$63	(35%)	$148	$116	28%

Amortization ($ millions)	$25	$29	(14%)	$87	$61	43%

Segment EBITDA($ millions)	$66	$92	(28%)	$235	$177	33%

	Three months ended September 30			Nine months ended September 30
73.9% equity basis[2]	2010	2009	% Change	2010	2009	% Change

Total tons mined (millions)	8,639	15,942	(46%)	27,305	29,187	(6%)

Ore tons processed (millions)	1,542	2,342	(34%)	5,162	5,065	2%

Average grade (ozs/ton)	0.092	0.104	(11%)	0.098	0.114	(14%)

Gold produced (000s/oz)	122	213	(43%)	431	503	(14%)

Cost of sales ($ millions)	$85	$106	(20%)	$287	$258	11%

Total cash costs (per oz)	$696	$477	46%	$635	$517	23%

Segment Income ($ millions)	$30	$63	(52%)	$122	$116	5%

Amortization ($ millions)	$18	$29	(38%)	$71	$61	16%

Segment EBITDA($ millions)	$48	$92	(48%)	$193	$177	9%

[1]	ABG reports its results under IFRS while we report our results under US GAAP. Figures represented in this table are prepared in accordance with US GAAP.

[2]	These amounts represent our equity share of results. The dilution of our ownership interest in ABG to approximately 73.9% impacts our operating statistics from second quarter 2010 onwards.
Segment EBITDA and segment income, on a 100% basis, decreased by $26 million and $22 million, respectively, in the three month period ended September 30, 2010 and increased by $58 million and $32 million, respectively, in the nine month period ended September 30, 2010, compared to the same prior year periods. The decrease in the three month period ended September 30, 2010 reflects lower gold production due to operational issues at Buzwagi. The increase for the nine month period ended September 30, 2010 was primarily as a result of higher realized gold prices, partially offset by higher total cash costs, and, in the case of segment income, higher amortization expenses as a result of Buzwagi entering production.
Gold production, on a 100% basis for the three and nine month periods ended September 30, 2010 was 23% lower and 3% higher, respectively, than the same prior year periods. The decrease in production for the three month period ended September 30, 2010 over the comparable prior period is due to mining equipment availability in Tulawaka and issues at Buzwagi, including the mining of lower grade transitional oxide ore and the impact of the actions taken in response to the discovery of widespread fuel theft at the mine site.
Cost of sales, on a 100% basis, increased by $9 million or 8% for the three month period ended September 30, 2010, and $90 million or 35% for the nine month period ended September 30 of 2010, respectively, compared to the same prior year periods. These increases were driven by the increase in sales volume and the higher total cash costs per ounce compared to the same prior periods. Higher royalties have also impacted costs due to the increased production and higher gold prices. Total cash costs have increased 46% to $696 and 23% to $635 for the three and nine month periods ended September 30, 2010, respectively, over the comparable prior year periods. The increases were also as a result of the higher costs at Buzwagi due to plant and equipment repairs costs, and higher total cash costs at North Mara due to higher drilling costs and higher waste tons mined, partially offset by lower total cash costs at Bulyanhulu due to higher copper by-product credits.

BARRICK THIRD QUARTER 2010	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

We expect full year production (reflecting Barrick’s change of interest from 100% to 73.9% in ABG as of April 1, 2010) to be approximately 0.575 million ounces, compared to our revised guidance of 0.60 to 0.64 million ounces. The revision of guidance is primarily due to lower expected production at Buzwagi, as a result of the impact of actions taken in response to the discovery of widespread fuel theft. Principally, the suspension of a number of employees in the mining department led to a longer period of processing low grade stockpiles rather than mining higher grade ore. Consequently, total cash costs are expected to increase to a range of $620 to $640 per ounce compared to the previous guidance range of $560 to $600 per ounce.
Beyond 2010, we have identified various opportunities to add production within ABG, including a potential underground zone at North Mara, the Bulyanhulu Upper East Zone; and at the Nyanzaga exploration property acquired in the Tusker acquisition. We continue to progress our evaluation of these opportunities to create value at our existing operations and develop acquired exploration properties.
Capital Projects
Key Operating Statistics

	Three months ended September 30			Nine months ended September 30
($ millions)	2010	2009	% Change	2010	2009	% Change

Project expenses’	$28	$10	180%	$57	$30	90%

Project expenses incurred by equity investees[2]	13	29	(55%)	44	78	(44%)

Total project expenses	41	39	5%	101	108	(6%)

Capital expenditures[3]	$281	$153	84%	854	490	74%

Capital commitments[4]				$1,115	$721	55%

[1]	Amounts presented represent our share of project development expense.

[2]	Amounts presented represent our share of project development expense from projects for which we use the equity accounting method, including Reko Diq, Kabanga, Donlin Creek and Cerro Casale (until March 31,2010).

[3]	Amounts presented represent our share of capital expenditures on a cash basis, and exclude expenditures incurred at our Cortez Hills property (three months 2010: nil, 2009: $66 million; nine months 2010: $24 million, 2009: $208 million) which is not managed by the Capital Projects Group.

[4]	Capital commitments represent purchase obligations as at September 30, 2010 where binding commitments have been entered into for long lead capital items related to construction activities at our projects.
We incurred $41 million in project expenses and $281 million in capital expenditures in the third quarter 2010. The majority of project expenses relate to projects for which we use the equity accounting method, including Reko Diq, Kabanga, Donlin Creek and Cerro Casale (until March 31, 2010). Capital expenditures are attributable to our Pueblo Viejo and Pascua-Lama projects. We expect project development and capital expenditures to continue to increase over future quarters as activities at our projects ramp up.
Significant Projects
As discussed in the North America operating segment review, the Cortez Hills project in Nevada entered production in the first quarter 2010. Cortez Hills was completed in line with its pre-production capital budget and is the seventh project in five years which Barrick has delivered on time. It also contributes a significant amount of low cost ounces to the Cortez operations. Full year production from Cortez is anticipated to be at the higher end of the original guidance of 1.08-1.12 million ounces in 2010 at total cash costs of $295-$315 per ounce.
The Pueblo Viejo project in the Dominican Republic is advancing in line with its $3.0 billion capital budget (100% basis). Initial production continues to be anticipated in the fourth quarter of 2011, although timing delays principally associated with the issuance of certain approvals related to power supply may result in first production occurring in 01 2012. At the end of the third quarter, overall construction was nearly 40% complete, approximately 75% of the capital had been committed and engineering and procurement was about 95% complete. About 65% of the planned concrete has been poured and 45% of the steel has been erected. Two of the four autoclaves have been placed on their footings, with the final two units shipped and expected to be onsite in 04, and 90% of the materials required for the oxygen plant have been shipped to site. Pre-stripping has been completed and ore stockpiling has commenced. Work continues toward achieving key milestones including the connection of power to the site, which is necessary to commence commissioning activities in the fourth quarter of 2011. Barrick’s 60% share of annual gold production in the first full five years of operation is

BARRICK THIRD QUARTER 2010	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

expected to average 625,000-675,000 ounces at total cash costs of $275-$300 per ounce2.
At the Pascua-Lama project on the border of Chile and Argentina, detailed engineering and procurement is nearly 90% complete and the project is on track to enter production in the first quarter of 2013. The project remains in line with its pre-production capital budget of about $3.0 billion with over 40% of the capital committed. Earthworks have commenced with about 6.8 million cubic meters moved to date and major earthworks for the mill and Merrill Crowe platforms are expected to be completed in November. In Chile, the Barriales camp is substantially complete, allowing the work-force to be increased to the permitted capacity, and initial occupancy of the Los Amarillos camp in Argentina is expected in 04 2010. Average annual gold production from Pascua-Lama is expected to be 750,000-800,000 ounces in the first full five years of operation at total cash costs of $20-$50 per ounce3.
At the Cerro Casale project in Chile, the review of any additional permitting requirements before considering a construction decision is progressing alongside discussions with the government and meetings with local communities and indigenous groups. Detailed engineering has commenced and is about 20% complete. Pre-production capital is expected to be about $4.2 billion (100% basis)4 and Barrick’s 75% share of average annual production is anticipated to be about 750,000-825,000 ounces of gold and 170-190 million pounds of copper in the first five full years of operation at total cash costs of about $240-$260 per ounce5.
At Donlin Creek, a large, undeveloped, refractory gold deposit in Alaska, a feasibility study on our 50% owned project was approved by the Board of Donlin Creek LLC in second quarter 2009. Further optimization studies are underway, primarily focused on the potential to utilize natural gas to reduce operating costs. The scoping study for the natural gas option was successfully completed. In April 2010, the Board of Donlin Creek LLC approved a supplemental budget to proceed with revisions to the feasibility study to include the natural gas option. The feasibility study revisions are expected to be completed in the second quarter of 2011 for consideration by the Board of the Donlin Creek LLC.
Reko Diq is a large copper-gold porphyry mineral deposit on the Tethyan belt, located in southwest Pakistan in the province of Balochistan, in which we hold a 37.5% interest. The initial mine development feasibility study is complete and the environmental and social impact assessment is in its final stages. The feasibility study indicates pre-production capital of approximately $3.3 billion (100% basis) based on a 120,000 ton per day processing plant, which is capable of future expansions. Barrick’s share of average annual production for the first five full years is expected to be about 100,000 ounces of gold at total cash costs of $420-$450 per ounce and 150-160 million pounds of copper at total cash costs of about $1.00-$1.10 per pound6. A copy of the feasibility study has been delivered to the Government of Balochistan, partners in the project, in accordance with the terms of the joint venture agreement. Discussions with the Governments of Pakistan and Balochistan continue on such matters as investment protection, the outcome of which will inform the next steps taken by Barrick to advance the project.
We hold a 50% interest in Kabanga located in Tanzania, which is one of the world’s largest undeveloped nickel sulfide deposits. Xstrata Nickel is currently the operator of this project. Expenditures are funded equally by Xstrata Nickel and Barrick. The project specifications continue to evolve and completion of the feasibility study is expected by the end of 2010. This will allow optimization of project engineering and associated capital requirements. The environment impact assessment is expected to be submitted by the end of 2010.

[2]	Based on gold price and oil price assumptions of $1,100 per ounce and $75 per barrel, respectively.

[3]	Total cash costs are calculated net of silver credits assuming silver, gold, and oil prices of $16 per ounce, $1,100 per ounce, $75 per barrel, respectively, and assuming a Chilean peso foreign exchange rate of 500:1.

[4]	Based on June, 2009 prices and assuming Chilean peso foreign exchange rate of 500:1.

[5]	Based on gold price, copper price, and oil price assumptions of $1,100 per ounce, $2.75 per pound and $75 per barrel, respectively, and assuming a Chilean peso foreign exchange rate of 500:1.

[6]	Based on long-term copper and gold prices of $2.20/lb and $925/oz, respectively.

BARRICK THIRD QUARTER 2010	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF SIGNIFICANT INCOME AND EXPENSES7
Exploration

	Three months ended		Nine months ended
	September 30		September 30
($ millions)	2010	2009	2010	2009	Comments on significant trends and variances

North America	$20	$22	$54	$49	Lower expenditures for the three month period ended September 30, 2010 due to lower minesite exploration expenditure ($4 million). Higher expenditures for the nine month period ended September 30, 2010 primarily due to higher exploration expense at Cortez ($8 million).

South America	6	5	15	16

Australia Pacific	14	10	35	33	Higher expenditures for the three month period ended September 30, 2010 due to higher minesite exploration expenditures ($3 million).

African Barrick Gold	7	3	14	6	Higher expenditures for the three and nine month periods ended September 30, 2010 due to higher minesite exploration expenditures (S3 million and $10 million for three and nine month periods, respectively).

Capital Projects	—	—	—	1

Other	—	3	5	5

Total	$47	$43	123	$110

Project Development Expense

	Three months ended		Nine months ended
	September 30		September 30
($ millions)	2010	2009	2010	2009	Comments on significant trends and variances

Mine development	$28	$10	$57	$28	Higher expenditures for the three and nine month periods ended September 30, 2010 at Cerro Casale ($20 million and $31 million for three and nine month periods, respectively).

Non-capitalizable project costs	$8	$3	$23	$10	Higher expenditures for the three and nine month periods ended September 30, 2010 at Cortez ($4 million and $12 million for three and nine month periods, respectively) and Goldstrike ($3 million and $9 million for three and nine month periods, respectively) partially offset by decreased expenditures at Sedibelo ($2 million and $5 million for three and nine month periods, respectively).

Other projects	$2	$8	$10	$21	Lower expenditures for the three and nine month periods ended September 30, 2010 primarily due to lower expenditures at Corporate.

Total	$38	$21	$90	$59

[7]	The amounts presented in the Review of Significant Income and Expenses tables include the results of discontinued operations.

BARRICK THIRD QUARTER 2010	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

Amortization and Accretion Expense

	Three months ended		Nine months ended
	September 30		September 30
($ millions)	2010	2009	2010	2009	Comments on significant trends and variances

Gold mines

North America	$125	$100	$342	$276	Higher amortization for the three and nine month periods ended September 30, 2010 due to increased sales at Cortez ($40 million and $109 million for three and nine month periods, respectively) as a result of Cortez Hills entering production in February 2010, which was partially offset by lower sales at Goldstrike ($7 million and $29 million for three and nine month periods, respectively) and at Hemlo ($6 million and $9 million for three and nine month periods, respectively).

South America	38	33	136	95	Higher amortization for the three and nine month periods ended September 30, 2010 due to higher sales at Veladero ($15 million and $57 million for three and nine month periods, respectively), partially offset by lower sales at Pierina ($4 million and $13 million for three and nine month periods, respectively) and Lagunas Norte ($6 million and $3 million for three and nine month periods, respectively).

Australia Pacific	62	72	182	214	Lower amortization for the three and nine month periods ended September 30, 2010 due to lower sales at Kanowna ($6 million and $10 million for three and nine month periods, respectively) and Porgera ($5 million and $18 million for three and nine month periods, respectively).

African Barrick Gold	24	29	84	60	Lower amortization for the three month period ended September 30, 2010 primarily due to lower third quarter sales at Tulawaka ($4 million). Higher amortization for the nine month period ended September 30, 2010 primarily due to higher sales at Buzwagi ($18 million) and North Mara ($10 million).

Copper mines

South America	22	15	62	53	Higher amortization for the three and nine month periods ended September 30, 2010 primarily due to higher sales at Zaldivar ($6 million and $9 million for three and nine month periods, respectively).

Australia Pacific	—	—	—	2	Amortization was not recorded at Osborne as it is a discontinued operation.

Other	29	17	79	65	Higher amortization for the three month period ended September 30, 2010 due to increased amortization at Barrick Energy ($10 million) and at Corporate and Regional Business Units ($3 million). Higher amortization for the nine month period ended September 30, 2010 due to increased amortization at Barrick Energy ($18 million), partially offset by decrease in amortization charges at Corporate and Regional Business Units ($4 million).

Amortization total	$300	$266	$885	$765

Accretion	17	16	43	45

Total	$317	$282	$928	$810

BARRICK THIRD QUARTER 2010	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Significant Operating Expenses

	Three months ended		Nine months ended
	September 30		September 30
($ millions)	2010	2009	2010	2009	Comments on significant trends and variances

Write-down of investments	$—	$—	$—	$1

Impairment charge	—	158	7	158	2009 charge related to the impairment of the Sedibelo project.

Elimination of Gold and Silver Sales Contracts	—	5,692	—	5,692

Corporate administration	36	40	113	120	Lower expense for the three and nine month periods ended September 30, 2010 primarily due to lower executive compensation ($2 million for both three and nine month periods), lower board of directors expense ($2 million and $1 million for the three and nine month periods, respectively) and lower corporate relations expense ($2 million for the nine month periods ended).

Interest income	5	2	11	7

Interest costs

Incurred	114	79	315	228	Higher interest for the three and nine month periods ended September 30, 2010 primarily due to additional debt issued in Q4 2009 ($18 million and $54 million for three and nine month periods, respectively), losses on interest rate swap ($10 million and $14 million for three and nine month periods, respectively), new Pueblo Viejo financing in Q3 2010 ($7 million) and deposit on silver sale agreement ($3 million and $12 million for the three and nine month periods, respectively).

Capitalized	(72)	(67)	(200)	(200)	Increased capitalization for the three month period ended September 30, 2010 due to increased capitalization at Pueblo Viejo ($8 million), Pascua-Lama ($7 million) and Cerro Casale ($6 million), partially offset by decreased capitalization at Cortez Hills ($16 million) as it commenced production in February 2010.

Interest expensed	42	12	115	28	Higher interest costs incurred due to debt issuances in 2009, increase in losses on interest rate swap, lower amounts eligible for capitalization as a result of Cortez Hills entering production and deposit on silver sale agreement, partially offset by increased capitalization at Pueblo Viejo, Pascua-Lama and Cerro Casale.

Other expense	86	79	336	213	Higher expenses for the three and nine month periods ended September 30, 2010 primarily due to provision for supply contract restructuring costs ($46 million for the nine month period), higher community relations costs ($11 million and $20 million for the three and nine month periods, respectively), higher currency translation losses ($33 million for the nine month period) and higher finance charges ($6 million and $19 million for the three and nine month periods, respectively), partially offset by lower severance costs ($12 million and $3 million for the three and nine month periods, respectively).

Other income	$51	$16	$78	$98	Higher income for the three month period ended September 30, 2010 primarily due to higher gain on sale of assets and investments ($13 million) and higher non-hedge derivative gains ($22 million). Lower income for the nine month period ended September 30, 2010 primarily due to lower gain on sale and acquisition of assets/investments ($35 million), partially offset by higher non-hedge derivative gains ($8 million).

BARRICK THIRD QUARTER 2010	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes
Income tax expense was $368 million in third quarter 2010. The underlying effective tax rate for income in third quarter 2010 was 30%.
Income tax expense was $898 million for the nine month period ended September 30, 2010. The underlying effective tax rate for the nine month period was 30%.
We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities or because of changes in valuation allowances reflecting changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.
In third quarter 2010, due to the impact of higher market gold prices, we released a valuation allowance related to U.S. Alternative Minimum Tax credits. The net deferred tax recovery related to this valuation allowance release was $33 million.
In Australia, we elected to enter into the consolidated tax regime in 2004 (in 2002 for the former Placer Dome Inc. subsidiaries). At the time of the elections, there were certain accrued gains that were required to be included in taxable income upon subsequent realization. In second quarter 2010, clarifying legislative amendments to the Australian consolidation tax rules were enacted. These amendments enable us to reduce the inclusion of certain of these accrued gains, resulting in a permanent decrease in taxable income. The impact of the amendment was a current tax recovery of $78 million recorded in second quarter 2010.
The proposed Australian Minerals Resources Rent Tax, which was announced in second quarter 2010, is not expected to apply to Barrick in its current form.
Following the earthquake in Chile in first quarter 2010, the government presented a package of certain tax increases to congress for approval. With respect to corporate income taxes, a temporary first tier income tax increase from 17% to 20% in 2011, and 18.5% in 2012 was presented to and approved by congress. The income tax changes were enacted in third quarter 2010, but do not result in any changes to income tax expense for the current year. We anticipate that the corporate income tax changes will result in a moderate increase to income tax expense in 2011 and 2012.
In October 2010, the Chilean government enacted legislation for a specific mining tax (“royalty”). Under this royalty, for new projects, the royalty rates would change from 5% of operating margin after depreciation to a range of 5% -14% based on the level of operating margin. For those companies currently operating under a stabilized regime (at 4% until approximately 2017), the law contemplates an option to voluntarily, (i) apply a rate of 4% — 9% for 2010-2012, then (ii) return to 4% until the current stability period ends, and (iii) obtain an extension of the stability period at rates in the range at 5% -14% for an additional 6 years. We are presently evaluating the impact of these changes to the royalty regime in Chile.

BARRICK THIRD QUARTER 2010	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

($ millions, except ratios and share amounts)	As at September 30, 2010	As at December 31, 2009

Total cash and cash equivalents	$4,281	$2,564

Non-cash working capital	1,532	1,473

Non-current assets	25,271	22,137

Non-current liabilities excluding debt and settlement obligation to close out gold sales contracts	3,186	2,827

Adjusted Debt[1]	7,272	6,919

Total shareholders’ equity	17,749	15,063

Net debt[1]	$3,116	$4,355

Total common shares outstanding (millions of shares)[2]	986	984

Key Financial Ratios:

Current ratio[3]	2.86:1	2.79:1

Adjusted debt-to-equity[4]	0.41:1	0.46:1

Net debt-to-equity[5]	0.18:1	0.29:1

[1]	Adjusted debt and net debt are non-GAAP financial performance measures with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 47 of this MD&A.

[2]	Total common shares outstanding do not include 10,021,627 Stock options. The increase from December 31, 2009 is due to the exercise of stock options.

[3]	Represents current assets divided by current liabilities as at September 30, 2010 and December 31, 2009.

[4]	Represents adjusted debt divided by total shareholders’ equity as at September 30, 2010 and December 31, 2009.

[5]	Represents net debt divided by total shareholders’ equity as at September 30, 2010 and December 31, 2009.
Non-cash Working Capital

	As at	As at
(in $ millions)	September 30, 2010	December 31, 2009

Inventories[1]	$2,709	$2,336

Other current assets	289	320

Accounts receivable	$288	$251

VAT and fuel tax receivables[2]	408	285

Accounts payable and other current liabilities	(2,162)	(1,719)

Non-cash working capital	$1,532	$1,473

[1]	Includes long-term stockpiles of $909 million (December 31, 2009: $796 million).

[2]	Includes long-term VAT and fuel tax receivables of $231 million (December 31, 2009: $124 million).
Non-cash working capital as at September 30, 2010 is in line with the balances at December 31, 2009.

BARRICK THIRD QUARTER 2010	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

Changes in Net Debt

	For the three months		For the nine months
(in $ millions)	ended September 30		ended September 30
	2010	2009	2010	2009

Total operating inflows	$1,276	$911	$3,346	$1,978

Investing activities

Capital expenditures - minesite sustaining	(291)	(179)	(717)	(502)

Capital expenditures - minesite expansionary	(76)	(9)	(134)	(22)

Capital expenditures - projects[1]	(419)	(347)	(1,327)	(1,086)

Acquisitions	(61)	(53)	(813)	(101)

Other investing activities	(1)	(31)	(27)	53

Total investing outflows	$(848)	$(619)	$(3,018)	$(1,658)

Financing activities (excl. debt)

Proceeds from public issuance of common shares by a subsidiary	—	—	884	—

Common share offering	—	3,885	—	3,885

Deposit on silver sales agreement	137	213	137	213

Funding (to) from non-controlling interests	28	78	12	224

Dividends	(118)	—	(315)	(174)

Other financing activities	14	8	27	18

Total financing inflows (outflows)	$61	$4,184	$745	$4,166

Repayment with restricted cash	—	—	—	(113)

Other non-cash movements	6	7	(22)	13

Close out of gold sales contracts	—	(5,692)	—	(5,692)

Adjustment for Pueblo Viejo financing (partner’s share), net of cash	85	—	188	—

Net decrease (increase) in net debt	$580	$(1,209)	$1,239	$(1,306)

Net debt at beginning of period	(3,696)	(2,986)	(4,355)	(2,889)

Net debt at end of period	$(3,116)	$(4,195)	$(3,116)	$(4,195)

[1]	The amounts include capitalized interest of $34 million for the 3 month period ended September 30, 2010 (2009: 54 million) and $163 million for the nine month period ended September 30, 2010 (2009:184 million).
Net debt was $3.1 billion, with a net debt-to-equity ratio of 0.18:1. The majority of our outstanding long-term debt matures at various dates beyond 2012, with approximately $386 million repayable in the period 2010 to 2012. The decrease in net debt from the $4.4 billion as at December 31, 2009 primarily reflects the proceeds from the ABG IPO of approximately $900 million, as cash from operating activities was approximately equal to outflows from investing activities.
Balance Sheet Review
Total assets were $32.3 billion as at September 30, 2010, an increase of $5.2 billion or 19% compared to December 31, 2009. The increase primarily reflects an increase in property, plant and equipment, largely due to the impact of the acquisition of an additional 25% in Cerro Casale completed in first quarter 2010; and an increase in cash and cash equivalents through operating cash flow due to higher realized gold and copper prices and the proceeds of the first draw down of the Pueblo Viejo project financing. Total liabilities were $13.0 billion as at September 30, 2010, an increase of $1.5 billion or 13% compared to December 31, 2009. The increase primarily reflects the financing obtained in second quarter 2010 for the Pueblo Viejo project.
Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions, production inventories and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate and copper cathode have a settlement period.
Shareholders’ Equity
Outstanding Share Data

Shares outstanding

As at October 20, 2010	No. of shares

Common shares[1]	996,047,294

Stock options	10,021,627

[1]	Increase in common shares outstanding from September 30, 2010 primarily due to shares issued as a result of conversion of the convertible senior debentures
Comprehensive Income
Comprehensive income consists of net income, together with certain other economic gains and losses that collectively are described as “other comprehensive income/loss” or “OCI”, and excluded from the income statement in accordance with US GAAP.
In the third quarter 2010, other comprehensive income was $425 million in an after tax basis, consisting primarily of mark to market gains of $506 million on hedge contracts designated for future periods, due to changes in currency exchange rates and fuel prices; reclassification adjustments totaling $19 million for hedge gains designated for the third quarter 2010 that were transferred to earnings; and $19 million in gains on currency translation adjustments related to Barrick Energy.

BARRICK THIRD QUARTER 2010	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

Included in accumulated other comprehensive income at September 30, 2010 were unrealized pre-tax gains on currency, commodity and interest rate hedge contracts totaling $594 million. The balance primarily relates to currency hedge contracts that are designated against operating costs and capital expenditures over the next three years, and these contracts provide a hedge against the impact of a weakening US dollar.
Financial Position
We have maintained a sound financial position throughout the period of market turbulence that has been experienced since late 2008. This is illustrated by our significant cash and working capital balances and our relatively low net debt to equity ratio as at September 30, 2010.
Our sound financial position is reflected in the fact that we have the only A-rated balance sheet in the gold mining industry as measured by S&P. Our credit ratings, as established by S&P and Moody’s, have remained stable. Our ability to access unsecured debt markets and the related cost of debt financing is, in part, dependent upon maintaining an acceptable credit rating. Deterioration in our credit rating would not adversely affect existing debt securities, but could impact funding costs for any new debt financing.
Credit Rating from Major Rating Agencies

At October 15, 2010:

Standard and Poor’s (“S&P”)	A-
Moody’s	Baa1

Liquidity
Total cash and cash equivalents at the end of the third quarter 2010 were $4.3 billion8. At quarter end, our cash position consisted of a mix of term deposits and treasury bills. We also have a $1.5 billion credit facility available as a source of financing and we may raise new financing if we undertake any other projects, acquisitions, or for other purposes.
One of our primary sources of liquidity is operating cash flow. In three and nine month periods ended September 30 2010, we generated $1,276 million and $3,346 million, respectively, compared to $911 million and $1,978 million in the same prior year periods, primarily due to higher realized gold and copper prices and higher gold and copper sales volumes. We anticipate settling the remaining settlement obligation to close out gold sales contracts in fourth quarter 2010 with our existing cash balances. The remaining obligation related to these contracts does not change with gold prices and is therefore economically similar to a fixed US dollar obligation as it is only subject to interest rate risk. As at September 30, 2010, the carrying amount and estimated cash settlement amount of this obligation were approximately $666 million and $659 million, respectively. Operating cash flow in the fourth quarter would be reduced by this cash settlement.
The principal uses of our operating cash flows are sustaining and expansionary capital expenditures at our existing operations, construction activities at capital projects, acquisitions and dividend payments. The principal risk factor affecting operating cash flow is market gold prices. At current market gold prices, we expect to continue to generate significant operating cash flows, which can be used to fund our capital expenditures and/or acquisitions, potentially reducing the need for other sources of financing.
Other Sources and Uses of Cash
In the three and nine month periods ended September 30, 2010, financing activities used $11 million and provided $1,380 million in cash, respectively, principally due to the $884 million in proceeds from public issuance of common shares by ABG in the first quarter of 2010 and the draw down of $782 million of the Pueblo Viejo project financing in the second quarter 2010. This compares to the financing cash inflows of $4,188 million and $4,744 million for the three and nine month periods ended September 30, 2009, largely due to $805 million from issuance of long-term debt in the first quarter and net proceeds of $3,885 from common share offering in the third quarter.
In the three and nine month periods ended September 30 2010, cash used in investing activities amounted to $848 million and $3,018 million, respectively, primarily due to capital expenditures, including capitalized interest of $34 million and $163 million, respectively, the $447 million related to the acquisition of an additional 25% interest in Cerro Casale in the first quarter and $239 million related to the acquisitions by Barrick Energy in the second quarter. This compares to cash used in investing activities of $619 million and $1,658 million for the same prior year periods.

[8]	Includes $344 million cash held at ABG, which may not be readily deployed outside ABG. Barrick has extended a $100 million credit facility to ABG under normal commercial terms until November 30, 2010. If drawn upon, this would further reduce Barrick’s readily deployable cash. It also includes $312 million held at Pueblo Viejo as a result of the first draw on the project financing. These funds are to be used to fund the further construction of the project and may not be readily deployable by Barrick for other purposes.

BARRICK THIRD QUARTER 2010	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Expenditures
Minesite sustaining expenditures have increased significantly for the three and nine month periods ended September 30, 2010, over comparable prior year periods. The increases primarily relate to our regional business units in North America and Australia Pacific and Barrick Energy.
Increased expenditures in North America relate to mine site development at Goldstrike, Turquoise Ridge and Hemlo; dewatering infrastructure at Cortez and Ruby Hill, and non-processing facilities, heap leach, and tailings expansion at Cortez Hills. Increased expenditures in Australia Pacific relate primarily to mine site development and mobile equipment expenditures across the region, tailings dam at Cowal and Granny Smith, and the paste plant, security project, and relocation and land compensation expenditures at Porgera. Increase at Barrick Energy relates to expenditures at newly acquired properties along with certain drilling programs to take advantage of Alberta Government’s drilling royalty credit incentive program. The following table provides a detailed breakdown of all capital expenditures for the three and nine month periods ended September 30, 2010 compared to prior year periods.
Capital Expenditures1, 2

	For the three		For the nine
	months ended		months ended
	September 30		September 30
($ millions)	2010	2009	2010	2009

Capital expenditures - projects

Buzwagi[3]	$—	$—	$—	$52

Pascua-Lama	124	43	425	133

Pueblo Viejo	157	110	429	305

Cortez Hills	—	66	24	208

Sub-total[4]	$281	$219	$878	$698

Capital expenditures attributable to non-controlling interests[5]	104	74	286	204

Total project capital expenditures	$385	$293	$1,164	$902

Minesite expansionary capital expenditures

Golden Sunlight	$14	$9	$36	$22

Veladero[6]	7	—	13	—

Cortez	7	—	12	—

Bald Mountain	47	—	72	—

South Arturo	1	—	1	—

Total capital expenditures - minesite expansionary	$76	$9	$134	$22

Sustaining capital expenditures

North America	$71	$41	$181	$106

South America	53	38	144	136

Australia Pacific	101	53	213	144

African Barrick Gold	23	34	91	88

Other[7]	43	13	88	28

Sub-total	291	179	717	502

Total capital expenditures - minesite sustaining	$291	$179	$717	$502

Capitalized interest	34	54	163	184

Total	$786	$535	$2,178	$1,610

[1]	The amounts presented in this table include the results of discontinued operations.

[2]	These amounts are presented on a cash basis consistent with the amounts presented on the consolidated statement of cash flows.

[3]	Buzwagi entered into production as of May 1, 2009. Capital expenditures from that point onwards have been reflected in minesite sustaining, although construction continued until third quarter 2009.

[4]	On an accrual basis, our share of project capital expenditures is $368 million (3 months) and $1,178 million (9 months) including capitalized interest.

[5]	Amount reflects our partner’s share of expenditures at the Pueblo Viejo project on a cash basis.

[6]	These amounts include capital expenditures related to the development of a new pit at our Veladero mine.

[7]	These amounts include capital expenditures at Barrick Energy.

BARRICK THIRD QUARTER 2010	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Instruments
We use a mixture of cash, long-term debt and shareholders’ equity to maintain an efficient capital structure and ensure adequate liquidity exists to meet the cash needs of our business. We use interest rate contracts to mitigate interest rate risk that is implicit in our cash balances and outstanding long-term debt. In the normal course of business, we are inherently exposed to currency and commodity price risk. We use currency and commodity hedging instruments to mitigate these inherent business risks. We also hold certain derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are described in note 20 to our annual consolidated financial statements. For a discussion of certain risks and assumptions that relate to the use of derivatives, including market risk, market liquidity risk and credit risk, refer to notes 2 and 20 to our annual audited Consolidated Financial Statements. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to notes 20 and 21 to our annual consolidated financial statements.
Counterparty Risk
Our financial position is also dependent, in part, on our exposure to the risk of counterparty defaults related to the net fair value of our derivative contracts. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Counterparty risk can be assessed both in terms of credit risk and liquidity risk. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet, net of any overdraft positions.
For derivatives, when the fair value is positive, this creates credit risk. When the fair value of a derivative is negative, we assume no credit risk. However, liquidity risk exists to the extent a counterparty is no longer able to perform in accordance with the terms of the contract due to insolvency. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values for similar types of derivatives. For a net negative amount, we regard credit risk as being zero. For a net positive amount, this is a reasonable basis to measure credit risk when there is a legally enforceable master netting agreement. We mitigate credit and liquidity risk by:
•	Entering into derivatives with high credit-quality counterparties;

•	Limiting the amount of exposure to each counterparty; and

•	Monitoring the financial condition of counterparties.
As of September 30, 2010, we had 24 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. For those counterparties in a net asset position, four hold greater than 10% of our mark-to-market asset position, with the largest counterparty holding 25% (total balance attributable to these counterparties was $612 million). For those counterparties in a net liability position, three hold greater than 10% (total balance attributable to these counterparties is $26 million) of our mark-to-market liability position, with the largest counterparty holding 70% (or $19 million). Through October 15, 2010, none of the counterparties with which we held outstanding contracts had declared insolvency.

BARRICK THIRD QUARTER 2010	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Financial Instruments

As at September 30, 2010
Financial Instrument	Principal/Notional Amount			Associated Risks

				• Interest rate
Cash and equivalents		$4,281	million	• Credit

Accounts receivable		$288	million	• Credit

Available-for-sale securities		$99	million	• Market

Settlement Obligation to close out gold sales contracts		$659	million	• Interest rate

Accounts payable		$1,477	million	• Interest rate

Long-term debt		$6,613	million	• Interest rate

Restricted share units		$145	million	• Market

Deferred share units		$8	million	• Market

Performance restricted share units		$5	million	• Market

	CLP	293,526	million	• Market/liquidity
	CAD	462	million	• Credit
Derivative instruments — currency contracts	AUD	4,481	million

				• Market/liquidity
Derivative instruments — copper contracts		259	million Ibs	• Credit

	Fuel	4.2	million bbls	• Market/liquidity
	Propane	22	million gallons	• Credit
Derivative instruments — energy contracts	Natural Gas	0.1	million gigajoules

				• Interest rate credit
				• Credit
Derivative instruments — interest rate contracts	Interest rate swaps	$200	million	• Market/liquidity

				• Market/liquidity
Non-hedge derivatives		various		• Credit

Commitments and Contingencies
Capital Expenditures Not Yet Committed
We expect to incur capital expenditures during the next five years for both projects and producing mines. The projects are at various stages of development, from primarily exploration or scoping study stage through to the construction execution stage. The ultimate decision to incur capital at each potential site is subject to positive results which allow the project to advance past decision hurdles. Two projects are at an advanced stage, namely Pueblo Viejo and Pascua-Lama at September 30, 2010 (refer to page 25 for further details).

BARRICK THIRD QUARTER 2010	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Obligations and Commitments

	Payments due
	As at September 30, 2010
						2015 and
($ millions)	2010[1]	2011	2012	2013	2014	thereafter	Total

Long-term debt[2]

Repayment of principal	$230	$—	$118	$588	$396	$5,216	$6,548

Capital leases	7	17	14	14	7	6	65

Interest	92	357	356	344	319	3,705	5,173

Asset retirement obligations[3]	32	66	56	55	69	1,265	1,543

Operating leases	6	15	9	8	7	42	87

Restricted share units	47	60	40	—	—	—	147

Pension benefits	29	23	23	23	23	111	232

Other post-retirement obligations	3	3	3	3	2	11	25

Derivative liabilities[4]	43	60	—	—	—	17	120

Purchase obligations for supplies and consumables[5]	347	234	138	94	72	97	982

Capital commitments[6]	841	498	127	1	—	—	1,467

Social development costs	—	11	9	9	6	98	133

Total	$1,677	$1,344	$893	$1,139	$901	$10,568	$16,522

[1]	Represents the obligations and commitments for the remainder of the year.

[2]	Long-term debt and interest – Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The amount included for the Pueblo Viejo financing represents our proportionate share of the debt since we have only guaranteed our 60% share. We are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by deterioration in our credit rating. Projected interest payments on variable rate debt were based on interest rates in effect at September 30, 2010. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[3]	Asset Retirement Obligations – Amounts presented in the table represent the undiscounted future payments for the expected cost of asset retirement obligations.

[4]	Derivative liabilities – Amounts presented in the table relate to derivative contracts disclosed under note 15 to the Financial Statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

[5]	Purchase obligations for supplies and consumables – Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.

[6]	Capital commitments – Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments as at September 30, 2010 mainly related to construction capital at Pueblo Viejo and Pascua-Lama.
Litigation and Claims
We are currently subject to litigation including that disclosed in note 21 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation.
If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

BARRICK THIRD QUARTER 2010	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY INFORMATION1
Quarterly Information ($ millions, except where indicated)

	2010			2009				2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Sales[2]	$2,811	$2,731	$2,636	$2,452	$2,096	$2,029	$1,827	$2,110

Realized price – gold[3]	1,237	1,205	1,114	1,119	971	931	915	809

Realized price – copper[3]	3.39	2.93	3.29	3.44	2.9	3.18	2.93	3.06

Cost of sales	1,076	1,072	1,041	1,013	971	975	955	1,191

Net income/(loss)	837	783	758	215	(5,350)	492	371	(468)

Per share (dollars)[4]	0.85	0.79	0.77	0.22	(6.07)	0.56	0.42	(0.54)

Adjusted net income[5]	829	759	741	604	473	431	298	277

Per share (dollars)[4]	0.84	0.77	0.75	0.61	0.54	0.49	0.34	0.32

EBITDA[6]	1,542	1,328	1410	813	(4,933)	954	655	(45)

Operating cash flow	1,276	1,019	1,051	(4,300)	911	718	349	439

Adjusted operating cash flow[7]	$1,276	$1,019	$1,051	$921	$911	$718	$349	$439

[1]	The amounts presented in this table include the results of discontinued operations.

[2]	Per our consolidated financial statements.

[3]	Per ounce/pound weighted average. Realized price is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see page 46 of this MD&A.

[4]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

[5]	Adjusted net income is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 41 of this MD&A.

[6]	EBITDA is calculated by excluding income tax expense, interest expense, interest income and depreciation and amortization, and is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 45 of this MD&A.

[7]	Adjusted operating cash flow is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 42 of this MD&A.
Our financial results for the last eight quarters reflect: generally increasing market gold prices and volatile market copper prices that impact realized sales price; and generally higher gold and copper production costs mainly caused by inflationary cost pressures. The net loss realized in third quarter 2009 includes a $5.7 billion charge relating to a decision to eliminate our gold sales contracts. In fourth quarter 2008, the net loss included write-downs of goodwill and property, plant and equipment, and investments totaling $773 million, net of tax. The negative operating cash flow in the fourth quarter 2009 represents repayment of the obligation to close out gold sales contracts of $5.2 billion.
US GAAP CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES
Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. In this MD&A, we have provided a summary of changes in accounting policies and critical accounting estimates from those applied to the comparable interim period of 2009.
Accounting Changes Implemented in 2010
Amendments to Accounting for Variable Interest Entities (“VIEs”)
In second quarter 2009, the FASB issued an amendment to its guidance on VIEs which makes significant changes to the model for determining which entity should consolidate a VIE and how often this assessment should be performed. Based on our assessment, these changes do not have an impact on the accounting for our existing VIEs. We have updated our financial statement notes to reflect the increased disclosure requirements (note 2b).
Accounting Policy Changes Subsequent to third quarter 2009
This section includes a discussion of significant accounting policy changes and critical accounting estimates that were adopted subsequent to our third quarter 2009 financial report.

BARRICK THIRD QUARTER 2010	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

Measuring Fair Value of Liabilities
In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, Measuring Fair Value of Liabilities which is effective prospectively for interim periods beginning after August 1, 2009, with early adoption permitted. Existing guidance required that the fair value of liabilities be measured under the assumption that the liability is transferred to a market participant. ASU 2009-05 provides further clarification that fair value measurement of a liability should assume transfer to a market participant as of the measurement date without settlement with the counterparty. Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity’s own credit risk. The adoption of ASU 2009-05 did not have a significant impact on our financial position.
Future Accounting Policy Changes
We have not identified any changes in US GAAP that may have a significant impact on our future Financial Statements. With the transition to reporting under IFRS in 2011, new US GAAP pronouncements effective from 2011 onwards will not impact the remaining periods of 2010 for which we will prepare US GAAP based financial statements.
Internal Control over Financial Reporting and Disclosure Controls and Procedures
Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure. Internal control over financial reporting (ICFR) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.
Disclosure controls and procedures (DC&P) are designed to ensure that other financial and non-GAAP information included in reports such as this MD&A fairly present in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented. The Company’s DC&P are intended to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to Management by others within those entities, particularly during the period in which this MD&A is being prepared.
Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of controls is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures embedded in the ICFR and DC&P frameworks may change.
Organizational changes occurred as a result of the reorganization of ABG in second quarter 2010. It is reasonable to conclude that these organizational changes have impacted the internal control over financial reporting and disclosure frameworks. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure frameworks and may make modifications from time to time as considered necessary or desirable.
Accounting Estimates
Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment

	Reserves	Amortization increase (decrease)
(million oz/pounds)	increase	Periods ended September 30, 2010
($ millions)	(decrease)[1]	Three months	Nine months

Gold

North America[2]	5.7	(3)	(10)

Australia Pacific	1.6	—	2

African Barrick Gold	(0.8)	(1)	(1)

South America	0.8	1	2

Total Gold	7.3	(3)	(7)

Copper

South America	308	2	5

Total Copper	308	$2	$5

[1]	Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes presented were calculated as at the end of 2009 and are in millions of contained ounces/pounds.

[2]	The increase in reserves attributable to North America is due additional reserves across various sites, most notably Bald Mountain, Cortez and Hemlo.
Fair Value of Asset Retirement Obligations (“AROs”)
At our operating mines, we continued to record AROs based on proper closure of the mine. It is reasonably possible that circumstances could arise during or by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can have a material effect on the fair value of AROs. The expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly over the life of a mine. The period of time over which we have assumed that water quality monitoring and treatment will be required has a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost, taking into account the probability of particular scenarios.
During the third quarter of 2010, we recorded a $23 million increase for changes in estimates of the AROs at various properties. In the second quarter of 2010, we

BARRICK THIRD QUARTER 2010	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

recorded an adjustment of $23 million for changes in estimates of the ARO at Pueblo Viejo, Pascua-Lama and Barrick Energy and recorded adjustments totaling $3 million in first quarter for Pueblo Viejo and Barrick Energy.
During the third quarter of 2009, we recorded an adjustment of $34 million for changes in estimates of AROs at Buzwagi, Pueblo Viejo and North Mara and the removal of the liability for Henty. During second quarter 2009, we recorded an adjustment of $8 million for changes in estimates of the AROs at Pueblo Viejo, Barrick Energy and Osborne, with no adjustments in first quarter 2009.
Accounting for Goodwill and Tangible Asset Impairment
We conduct an annual test for impairment of goodwill in the fourth quarter of each fiscal year and at any other time if events or a change in circumstances indicate that it is more likely than not that the fair value of a reporting unit has been reduced below its carrying amount. Circumstances that could trigger an impairment test on goodwill or long-lived tangible assets include, but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; the likelihood that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of; adverse results of testing for recoverability of a significant asset group within a reporting unit; and a significant change to the operating plans for the reporting unit.
The most significant factors impacting the outcome of impairment tests are market gold and copper prices; discount rates; and market multiple assumptions used in the estimation of the value of reporting units. An adverse change in any one or a combination of these factors could lead to the recognition of impairment charges in future periods. The mines most likely to be affected by an adverse change in these factors include the Darlot, Plutonic and Kanowna gold mines in Australia. Individual mines have a finite reserve life. Consequently mines with a short remaining reserve life are generally at greater risk of incurring a goodwill impairment charge.
Based on our most recent life of mine plans, Tulawaka, Plutonic and Storm have remaining reserve lives of four years or less.
The carrying amount of the assets attributable to these mines, as at September 30, 2010 is illustrated in the following table:
Carrying amounts of assets
($ millions)

	Long Lived
	Assets	Goodwill

As at September 30, 2010

Kanowna	$205	$234

Plutonic	84	25

Darlot	64	29

Tulawaka	19	14

Storm	14	4

Total	$386	$306

Each quarter, we also monitor our projects for potential triggering events indicating that the carrying amounts of assets are not recoverable. We have not identified any triggering events in third quarter 2010. We continue to progress feasibility and optimization work on all of these projects.
The carrying amount of the assets attributable to our more significant early stage projects as at September 30, 2010 is illustrated in the table below.
Carrying amounts of assets
($ millions)

As at September 30, 2010

Cerro Casale (100% basis)	$1,853

Reko Diq	156

Donlin Creek	79

Total	$2,088

BARRICK THIRD QUARTER 2010	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL PERFORMANCE MEASURES9
Adjusted Net Income (Adjusted Net Income per Share)
Adjusted net income is a non-GAAP financial measure which excludes the following from net income:
•	Elimination of gold sales contracts

•	Effect of tax rate/legislative changes

•	Impairment charges related to goodwill, property, plant and equipment, and investments;

•	Gains/losses on acquisitions/dispositions;

•	Foreign currency translation gains/losses;

•	Non-recurring restructuring costs; and

•	Unrealized gains/losses on non-hedge derivative instruments
Management uses this measure internally to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. We believe that adjusted net income allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income in this measure include items that are recurring, management believes that adjusted net income is a useful measure of the Company’s performance because impairment charges and gains/losses on asset acquisitions/dispositions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Further, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivative contracts are not necessarily reflective of the underlying operating results for the reporting periods presented.
As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the acquisition/disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivative contracts. Consequently, the presentation of adjusted net income enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net income based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net income is intended to provide additional information only and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable US GAAP measure.

[9]	The amounts presented in the non-GAAP financial performance measure tables include the results of discontinued operations.

BARRICK THIRD QUARTER 2010	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Income to Adjusted Net Income1

	Three months ended		Nine months ended
	September 30		September 30
($ millions, except per share amounts in dollars)	2010	2009	2010	2009

Net income (loss)	$837	$(5,350)	$2,378	$(4,487)

Elimination of gold sales contracts	—	5,660	—	5,660

Effect of tax rate/legislative changes[2]	—	—	(78)	—

Impairment charges related to intangibles, property, plant and equipment, and investments	—	155	5	157

Gains on acquisitions/dispositions[3]	(5)	(4)	(31)	(84)

Foreign currency translation (gains)/losses[4]	18	—	45	(73)

Non-recurring restructuring costs[5]	—	9	40	9

Unrealized (gains)/losses on non-hedge derivative instruments	(21)	3	(30)	23

Adjusted net income (loss)	$829	$473	$2,329	$1,205

Net income per share[6]	0.85	(6.07)	2.41	(5.12)

Adjusted net income per share[6]	$0.84	$0.54	$2.36	$1.38

[1]	Amounts presented in this table are post-tax.

[2]	Comprises $78 million related to amendments to Australian tax legislation.

[3]	Includes gains recorded on the Cerro Casale acquisition of $23 million in the first quarter 2010. Refer to page 15 of this MD&A for further information.

[4]	Includes a currency translation gain of $70 million recorded in first quarter 2009 relating to Canadian deferred tax assets due to an election to adopt a US dollar functional currency for Canadian tax purposes.

[5]	Includes charges of $32 million related to restructuring tire supply contract and $8 million related to executive severance costs in second quarter 2010.

[6]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
Adjusted Operating Cash Flow
Adjusted operating cash flow is a non-GAAP financial measure which excludes the effect of “elimination of gold sales contracts.”
Management uses this measure internally to evaluate the underlying operating cash flow performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating cash flow. The elimination of gold sales contracts is an activity that is not reflective of the underlying capacity of our operations to generate operating cash flow and therefore this adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow generating capability.
Adjusted operating cash flow is intended to provide additional information only and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable US GAAP measure.
Reconciliation of Operating Cash Flow to Adjusted Operating Cash Flow

	Three months ended		Nine months ended
	September 30		September 30

($ millions)	2010	2009	2010	2009

Operating cash flow	$1,276	$911	$3,346	$1,978

Elimination of gold sales contracts	—	—	—	—

Adjusted operating cash flow	$1,276	$911	$3,346	$1,978

BARRICK THIRD QUARTER 2010	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

Total Cash Costs per ounce and Net Cash Costs per ounce
Total cash costs per ounce/pound and net cash costs per ounce are non-GAAP financial measures. Both measures include all costs absorbed into inventory, as well as royalties, by-product credits, and production taxes, and exclude inventory purchase accounting adjustments, unrealized gains/losses from non-hedge currency and commodity contracts, and amortization and accretion. These measures also include the gross margin generated by our Barrick Energy business unit, which was acquired to mitigate our exposure to oil prices as a credit against gold production costs. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis. These measures are calculated by dividing the aggregate of the applicable costs by gold ounces or copper pounds sold. These measures are calculated on a consistent basis for the periods presented.
We have also adjusted our gold total cash costs to remove the impact of ore purchase agreements that have economic characteristics similar to a toll milling arrangement. The cost of producing these ounces is not indicative of our normal production costs. Hence, we have removed such costs from total cash costs.
We calculate total cash costs and net cash costs based on our equity interest in production from our mines. We believe that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production attributable to the non-controlling interest. Consequently, our production and total cash costs and net cash costs statistics only reflect our equity share of production.
Net cash costs measures the gross margin from all non-gold sales, whether or not these non-gold metals are produced in conjunction with gold, as a credit against the cost of producing gold. A number of other gold producers present their costs net of the contribution from non-gold sales. We believe that including a measure of net cash costs per ounce on this basis provides investors and analysts with information with which to compare our performance to other gold producers, and to better assess the overall performance of our business. In addition, this measure provides information to enable investors and analysts to understand the importance of non-gold revenues to our cost structure.
Total cash cost and net cash cost statistics are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.

BARRICK THIRD QUARTER 2010	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Cost of Sales to Total Cash Costs per ounce/pound

	Three months ended September 30				Nine months ended September 30
($ millions, except per ounce/pound		Gold		Copper		Gold		Copper

information in dollars)	2010	2009	2010	2009	2010	2009	2010	2009

Cost of sales	$955	$870	$91	$73	$2,820	$2,538	$252	$265

Cost of sales applicable to discontinued operations	1	2	10	17	7	21	65	51

Cost of sales applicable to non-controlling interests[1]	(32)	(3)	—	—	(68)	(9)	—	—

Cost of sales applicable to ore purchase arrangement	(30)	—	—	—	(80)	—	—	—

Unrealized non-hedge gains/(losses) on currency and commodity contracts	3	(3)	—	—	5	5	—	—

Impact of Barrick Energy	(15)	(6)	—	—	(36)	(13)	—	—

Total cash costs	$882	$860	$101	$90	$2,648	$2,542	$317	$316

Ounces/pounds sold – consolidated basis (000s ounces/millions pounds)[2]	1,991	1,893	90	86	6,013	5,501	288	262

Ounces/pounds sold– non-controlling interest (000s ounces)[1]	(47)	(9)	—	—	(104)	(21)	—	—

Ounces/pounds sold – equity basis (000s ounces/millions pounds)	1,944	1,884	90	86	5,909	5,480	288	262

Total cash costs per ounce/per pound	$454	$456	$1.12	$1.05	$448	$463	$1.10	$1.21

[1]	Relates to our non-controlling interest in ABG effective April 1, 2010. Prior to that it related to our partner’s 30% interest in Tulawaka.

[2]	Excludes ounces relating to ore purchase agreement.
Net Cash Costs per ounce

	Three months ended September 30		Nine months ended September 30
($ millions, except per ounce/pound data in dollars)	2010	2009	2010	2009

Ounces gold sold – equity basis (000s)	1,944	1,884	5,909	5,480

Total cash costs per ounce – equity basis	$454	$456	$448	$463

Revenues from copper sales	271	198	769	627

Revenues from copper sales of discontinued operations	30	50	170	130

Unrealized non-hedge gold/copper derivative (gains) losses	8	1	(16)	37

Unrealized mark-to-market provisional price adjustments	(4)	—	(4)	—

Net revenues from copper excluding unrealized non-hedge gains/losses from copper contracts	305	249	919	794

Copper cost of sales per consolidated statement of income	91	73	252	265

Copper cost of sales from discontinued operations	10	17	65	51

Copper credits	204	159	602	478

Copper credits per ounce	105	85	102	87

Net cash costs per ounce	$349	$371	$346	$376

BARRICK THIRD QUARTER 2010	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA and Adjusted EBITDA
EBITDA is a non-GAAP financial measure, which excludes the following from net income:
•	Income tax expense;

•	Interest expense;

•	Interest income; and

•	Depreciation and amortization.
Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.
EBITDA is intended to provide additional information to investors and analysts, does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate EBITDA differently.
We also present “Adjusted EBITDA” as a non-GAAP measure, which removes the effect of “Elimination of gold sales contracts”. The elimination of gold sales contract is an activity that is not reflective of the underlying capacity of our operations to generate earnings and therefore this adjustment will result in a more meaningful earnings measure for investors and analysts to evaluate our performance in the period and assess our future earnings generating capability.
The following table provides a reconciliation of EBITDA and adjusted EBITDA to net income.
Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Three months ended		Nine months ended
	September 30		September 30
($ millions, except per share amounts in dollars)	2010	2009	2010	2009

Net Income	$837	$(5,350)	$2,378	$(4,487)

Income tax expense	368	127	898	353

Interest expense	42	12	115	28

Interest income	(5)	(2)	(11)	(7)

Depreciation and amortization	300	267	885	758

EBITDA	$1,542	$(4,946)	$4,265	$(3,355)

Elimination of gold sales contracts	—	5,692	—	5,692

Adjusted EBITDA	$1,542	$746	$4,265	$2,337

Reported as:

Gold

North America	$665	$276	$1,526	$942

South America	408	324	1,473	817

Australia Pacific	253	146	720	423

African Barrick Gold	66	92	235	177

Copper

South America	171	124	501	354

Australia Pacific	16	41	69	49

Capital Projects	—	(31)	(56)	(90)

Barrick Energy	14	2	30	4

Other	(51)	(5,920)	(233)	(6,031)

EBITDA	$1,542	$(4,946)	$4,265	$(3,355)

Elimination of gold sales contracts	—	5,692	—	5,692

Adjusted EBITDA	$1,542	$746	$4,265	$2,337

BARRICK THIRD QUARTER 2010	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

Realized Prices
Realized price is a non-GAAP financial measure which excludes from sales:
•	Unrealized gains and losses on non-hedge derivative contracts;

•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts; and

•	Sales attributable to ore purchase arrangement

•	Export duties.
This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market value of non-hedge gold and copper derivatives and unrealized mark-to-market gains and losses on outstanding receivables from copper and gold sales contracts are subject to change each period due to changes in market factors such as market and forward gold and copper prices such that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of the Company’s past performance and is a better indicator of its expected performance in future periods.
The realized price measure is intended to provide additional information, and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measure is not necessarily indicative of sales as determined under US GAAP. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable US GAAP measure.
Reconciliation of Sales to Realized Price per ounce/per pound

	Three months ended September 30				Nine months ended September 30
	Gold		Copper		Gold		Copper
($ millions, except per ounce/pound information in dollars)	2010	2009	2010	2009	2010	2009	2010	2009

Sales	$2,470	$1,826	$271	$198	$7,128	$5,113	$769	$627

Sales attributable to discontinued operations	6	8	30	50	30	44	170	130

Sales applicable to non-controlling interests	(57)	(8)	—	—	(127)	(20)	—	—

Sales attributable to ore purchase agreement	(31)	—	—	—	(83)	—	—	—

Unrealized non-hedge gold/copper derivative (gains) losses	—	—	8	1	—	—	(16)	37

Unrealized mark-to-market provisional price adjustments	(1)	(1)	(4)	—	(1)	(2)	(4)	—

Export duties	18	5	—	—	48	16	—	—

Sales — as adjusted	$2,405	$1,830	$305	$249	$6,995	$5,151	$919	$794

Ounces/pounds sold (000s ounces/millions pounds)	1,944	1,884	90	86	5,909	5,480	288	262

Realized gold/copper price per ounce/pound	$1,237	$971	$3.39	$2.90	$1,184	$940	$3.19	$3.03

BARRICK THIRD QUARTER 2010	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Cash Margin
Management uses a non-GAAP financial measure, net cash margin, which represents realized price per ounce less net cash costs per ounce. This measure is used by management to analyze profitability trends and to assess the cash generating capability from the sale of gold on a consolidated basis in each reporting period, expressed on a unit basis. We believe that it illustrates the performance of our business on a consolidated basis and enables investors to better understand our performance in comparison to other gold producers who present results on a similar basis and is an important indicator of expected performance in future periods.
Our net cash margin is intended to provide additional information, does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate cash margin differently. The following table derives this non-GAAP measure from previously defined non-GAAP measures of realized gold price per ounce, total cash costs per ounce, and copper credit per ounce, as determined in the net cash cost reconciliation. Net cash margin could also be derived from realized price per ounce and net cash costs per ounce.
Reconciliation of net cash margin per ounce

	Three months ended September 30		Nine months ended September 30
(per ounce data in dollars)	2010	2009	2010	2009

Realized gold price per ounce	$1,237	$971	$1,184	$940

Total cash costs per ounce	454	456	448	463

Total cash margin per ounce	783	515	736	477

Copper credit per ounce[1]	105	85	102	87

Net cash margin per ounce	$888	$600	$838	$564

[1]	Copper credit per ounce is calculated as the margin from copper sales divided by gold ounces sold. Refer to the calculation in the net cash costs reconciliation on page 44.
Adjusted Debt and Net Debt
Management uses non-GAAP financial measures “Adjusted Debt” and “Net Debt” since they are more indicative of how we manage our debt levels internally than the US GAAP measure. We believe these measures provide a meaningful measure for investors and analysts to evaluate our overall debt capacity, liquidity and capital structure.
We have adjusted our long-term debt to exclude fair value adjustments and our partner’s share of project financing and to include the remaining settlement obligation to close out the gold sales contracts to arrive at adjusted debt. We have excluded the impact of fair value adjustments in order to reflect the actual settlement obligation in relation to the debt instrument. We have excluded our partner’s share of project financing, where Barrick has provided a guarantee only for its proportionate share of the debt. We have included the settlement obligation related to gold sales contracts because they have terms similar to long-term debt instruments and will be settled in cash. We then deduct our cash and equivalents (net of our partner’s share of cash held at Pueblo Viejo) to arrive at net debt.

BARRICK THIRD QUARTER 2010	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Debt and Net Debt Summary

	As at September 30,	As at December 31,
(in $ millions)	2010	2009

Debt per financial statements	$6,968	$6,335

Fair value and other adjustments	(42)	(71)

Pueblo Viejo financing — partner’s share[1]	(313)	—

Settlement obligation to close out gold sales contracts[2]	659	655

Adjusted debt	7,272	6,919

Cash and equivalents	(4,281)	(2,564)

Cash and equivalents — partner’s share at Pueblo Viejo[1]	125	—

Net debt	$3,116	$4,355

[1]	We consolidate 100% of Pueblo Viejo in our financial statements, however we have guaranteed only our 60% share of the $782 million financing received to this point. Therefore, we have removed our partner’s share of both the financing and cash and equivalents to ensure comparability.

[2]	Based on the final settlement value of these contracts.
INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
We are in the process of converting our basis of accounting from US GAAP to IFRS effective for our first quarter report in 2011. The transition date of January 1, 2010 requires the conversion, for comparative purposes, of our previously reported balance sheets as at December 31, 2009 and December 31, 2010 and our interim and annual consolidated statements of income and cash flows for 2010 from US GAAP to IFRS.
In this MD&A, we are providing an update on our conversion project; a preliminary consolidated balance sheet as at January 1, 2010 prepared under IFRS with reconciliations to our December 31, 2009 audited balance sheet prepared in accordance with US GAAP; a summary of the IFRS 1, First-time Adoption of International Financial Reporting Standards, (IFRS 1) elections we expect to apply on our transition to IFRS; a preliminary impact assessment of the IFRS conversion on our operating results for first and second quarter 2010; and a summary of our IFRS policies where there are significant changes from our US GAAP policies. IFRS accounting standards, and the interpretation thereof, are constantly evolving; accordingly, there may be additional new or revised IFRS accounting standards prior to the issuance of our first IFRS financial statements that could affect the opening IFRS balance sheet, 01 and 02 2010 operating results and related policies presented herein.
IFRS Project Update
The following chart provides a summary of the key activities contained in our conversion plan, the estimated completion date for each of these activities as well as a current status update. The following information will allow investors and others to obtain a better understanding of our IFRS conversion plan and its impacts on the Company.

BARRICK THIRD QUARTER 2010	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Activities	Timing	Current Status
Financial Statement Preparation:
•    Analyze and select ongoing policies where alternatives are permitted including IFRS 1 exemptions

•    Quantify key differences between IFRS and the Company’s application of US GAAP

•    Revise Accounting Policy Manual

•    Prepare IFRS consolidated financial statements including first-time adoption reconciliations

•    Revised Accounting Policy Manual in place by January 1, 2011

•    Quantification of impact of key differences on opening balance sheet to be completed in draft in Q2 2010

•    Quantification of impact of key differences on Q1 and Q2 to be completed in draft in Q3 2010; Q3 to be completed in draft in Q4 2010; Q4 to be completed in draft in Q1 2011

•    Skeleton IFRS consolidated financial statements to be prepared for senior management review in Q3 2010

•    Audit Committee review of the skeleton consolidated financial statements in Q4 2010

•    Finalization of key accounting policy differences completed in Q4 2009

•    Senior management approval and audit committee review of accounting/policy changes and IFRS 1 elections obtained in Q4 2009

•    Development of Accounting Policy Manual is in progress

•    Quantification of preliminary opening balance sheet completed in Q3 2010

•    Quantification of impact of key differences on Q1 and Q2 completed in draft, and Q3 2010 in progress

•    Development and review of preliminary skeleton consolidated financial statements in progress

Training:
• Provide technical training to key finance and accounting personnel in each of our RBUs • Provide specialized training to selected employees involved with the conversion to IFRS	• Ongoing training to key personnel as needed
•    Technical training provided to key personnel in each of our RBUs in Q4 2009

•    Specific and refresher training provided to selected groups involved with the IFRS conversion in Q4 2009 Q1, Q2 and Q3 2010

•    Further IFRS training is planned for Q4 2010

Business Activities:
• Identify conversion impacts on financial covenants, executive compensation and contracts • Assess impact on budgeting and long-range plans • Identify impact on taxation
•    Financial covenant, executive compensation and contract analysis to be completed by Q4 2010

•    Budgeting and long-range planning impact to be completed by Q4 2010

•    Taxation analysis to be completed in Q2 2010

•    Financial covenant and contract analysis is underway

•    Budgeting and long-range planning is in-process

•    Identification of potential significant taxation differences was completed in Q2 2010 with final assessments completed in Q3 2010

Financial Information Systems:
•    Identify changes required to financial information systems and implement solutions

•    Determine and implement solution for capturing financial information under US GAAP and IFRS in 2010 (for comparative information)

• Necessary changes to financial information systems implemented by transition date • Solution for capturing financial information under US GAAP and IFRS in Q1 2010
•    Necessary changes to general ledger and financial information systems are substantially complete and regularly updated. Assessment of steady state systems and processes for 2011 underway

•    IFRS reporting application has been implemented to enable the capturing of consolidated financial information under both US GAAP and IFRS

Control Environment:
• Maintain effective Disclosure Controls & Procedures (DC&P) and Internal Control over Financial Reporting (ICFR) throughout the IFRS project • Design and implement new IFRS processes and controls	• Incremental controls to be developed in Q2 2010 for the review of IFRS comparative financial information • Redesigned processes and controls to be in place by Q1 2011
•    Impact assessment of IFRS technical accounting differences on financial reporting risks, procedures, systems and controls remains on schedule with plan

•    Incremental controls implemented for development of Opening Balance Sheet and 2010 comparative financial information

•    Impact on 2011 steady state processes and controls in progress

•    Business processes and controls are being assessed and redesigned (as needed) as the project progresses

BARRICK THIRD QUARTER 2010	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

Preliminary IFRS Consolidated Opening Balance Sheet
In third quarter, we completed our preliminary opening IFRS balance sheet as at January 1, 2010. Our opening IFRS balance sheet reflects the impact of the applicable IFRS 1 elections that we expect to apply on our transition to IFRS. The opening IFRS balance sheet also reflects the impact of accounting policy differences arising from the transition from US GAAP to IFRS. The opening consolidated IFRS balance sheet presented in this MD&A is preliminary and the final opening balance sheet may reflect adjustments relating to any new IFRS pronouncements or other items identified through first quarter 2011.
Reconciliation of Consolidated Balance Sheets as Reported Under US GAAP and IFRS

					As at
			As at December	Effect of	January 1,
			31, 2009	conversion to	2010
(millions of US $)	Ref		US GAAP basis	IFRS	IFRS basis
			(Audited)	(Unaudited)	(Unaudited)

Assets
Current assets
Cash and equivalents			$2,564	$—	$2,564
Accounts receivable			251	8	259
Inventories	A		1,540	(52)	1,488
Other current assets			524	(6)	518
Assets of discontinued operations			59	41	100

			4,938	(9)	4,929
Non current assets
Equity in investees	B		1,136	(12)	1,124
Other investments			92	—	92
Property, plant and equipment	C		13,125	254	13,379
Goodwill			5,197	—	5,197
Intangible assets	C	[2]	66	209	275
Deferred income tax assets	D		949	(348)	601
Other assets	E		1,531	(203)	1,328
Assets of discontinued operations			41	(41)	—

Total assets			$27,075	$(150)	$26,925

Liabilities and Equity
Current liabilities
Accounts payable			$1,221	$—	$1,221
Short-term debt			54	—	54
Current income tax liabilities			93	—	93
Other current liabilities			382	(16)	366
Liabilities of discontinued operations			23	26	49

			1,773	10	1,783

Non-current liabilities
Long-term debt	F		6,281	(157)	6,124
Settlement obligation to close out gold sales contracts			647	—	647
Provisions	G		1,122	286	1,408
Deferred income tax liabilities	D		1,184	(224)	960
Other liabilities	G		498	(261)	237
Liabilities of discontinued operations			23	(23)	—

Total liabilities			11,528	(369)	11,159

Equity
Capital stock			17,390	2	17,392
Convertible borrowings — equity component	F		—	143	143
Retained earnings	J		(2,382)	(142)	(2,524)
Accumulated other comprehensive income (AOCI)	H		55	178	233

Total equity attributable to Barrick Gold Corporation shareholders			15,063	181	15,244

Non-controlling interests	I		484	38	522

Total equity			15,547	219	15,766

Total liabilities and equity			$27,075	$(150)	$26,925

BARRICK THIRD QUARTER 2010	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

References

A. Inventories	Incr./(Decr.)

Capitalization of production phase stripping[1]	$(142)
Other adjustments	3

(139)

Short-term inventories	(52)
Long-term inventories (included in other assets)	(87)

$(139)

[1]	Refer to footnote C1.

B. Equity in investees	Incr./(Decr.)

Reversal of Highland Gold impairment	$55
Elimination of interest capitalized on equity investees[1]	(125)
Capitalization of exploration and evaluation costs within equity investees	22
Reclassification of hedge losses relating to capital expenditures within equity investees	36

$(12)

[1]	Under IFRS the carrying amount of equity investees, where the activities of the investee are development / construction of mining projects, are not qualifying assets that are eligible for interest capitalization.

C. Property, plant and equipment	Incr./(Decr.)

Capitalization of production phase stripping (net of accumulated depreciation of $275 million)[1]	$560
Reclassification of acquired exploration properties to intangible assets[2]	(209)
Capitalization of exploration and evaluation costs[3]	188
Adjustment due to deemed cost election for oil & gas properties[4]	(166)
Reclassification of hedge gains relating to capital expenditures from AOCI[5]	(56)
Adjustments to asset retirement costs	(41)
Other adjustments	(22)

$254

[1]	Under IFRS certain waste stripping costs qualify for capitalization, which were previously expensed under US GAAP. Refer to page 54 for an explanation of the policy under IFRS.

[2]	Under IFRS acquired exploration properties meet the definition of an intangible asset and consequently were reclassified.

[3]	Under IFRS the criteria to determine costs that qualify for capitalization differ from US GAAP. Refer to page 53 for an explanation of the policy under IFRS.

[4]	Under IFRS 1 exemptions we elected to take fair value as deemed cost for certain properties. For our oil and gas properties this election resulted in an adjustment to the carrying value of some assets. Refer to page 52 for an explanation of the IFRS 1 elections.

[5]	Under IFRS accumulated hedge gains relating to capital expenditures are presented as a reduction of the cost of the asset.
D. Deferred income taxes
The adjustments to deferred income tax assets and liabilities principally reflect the tax effects of other IFRS adjustments.

E. Other assets	Incr./(Decr.)

Reclassification of debt issue costs’	$(45)
Long-term inventory adjustments (refer to A)	(87)
Adjustments relating to restricted stock units[2]	(68)
Other adjustments	(3)

$(203)

[1]	Under IFRS, direct and incremental costs incurred to issue debt securities are recorded as a reduction in the carrying value of the related debt instrument and are unwound as a finance cost over the term of the debt.

[2]	Under IFRS, for restricted stock units, the long term asset and corresponding liability are not recognized and were therefore reversed.

F. Long-term debt	Incr./(Decr.)

Bifurcation of equity portion of convertible debt[1]	$(143)
Reclassification of debt issue costs	(45)
Reversal to retained earnings of previously amortized debt premium	31

$(157)

[1]	Under IFRS, the convertible debt instruments were bifurcated, and the debt and equity portions were separately recognized.

G. Provisions	Incr./(Decr.)

Reclassification of employee benefits and stock based compensation from other liabilities	$261
Adjustments to PERs relating to discount rates and foreign exchange rates	73
Recognition of constructive obligations under IFRS	39
De-recognition of a provision that does not meet IFRS recognition criteria	(30)
Adjustments to accounting for restricted stock units	(68)
Other adjustments	11

$286

H. AOCI	Incr./(Decr.)

Elimination of cumulative translation losses [1]	$141
Reclassification of actuarial losses relating to pension plans to retained earnings[1]	37
Reclassifications of accumulated hedge gains relating to capital expenditures	(20)
Adjustments to hedge accounting for option contracts to exclude the time value of options	33
Other adjustments	(13)

$178

[1]	Under IFRS 1 elections we chose to reset the balance within AOCI relating to cumulative translation losses and actuarial losses on pension plans.
I. Non-Controlling Interests
The impact on non-controlling interests of capitalization of exploration and evaluation costs was an increase of $38 million, principally relating to Pueblo Viejo.

BARRICK THIRD QUARTER 2010	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

J. Retained Earnings Reconciliation

As at January 1, 2010	$ millions

US GAAP	(2,382)
IFRS 1 Elections
Reset of actuarial gains and losses relating to pension plans	(37)
Reset of cumulative translation account	(141)

IFRS Policy choices
Capitalized production phase stripping	408
Capitalized exploration & evaluation costs	160
Reversal of Highland Gold impairment	55
Adjustment due to deemed cost election for oil & gas properties	(166)
Elimination of capitalized interest on equity investees	(125)
Increase in provisions for environmental rehabilitation[1]	(69)
Decrease in asset relating to the rehabilitation provision [2]	(32)
Bifurcation of senior convertible debt	(31)
Adjustments to hedge accounting to exclude time value of options	(33)
Tax effect of adjustments, net	(108)
Other, net	(23)

IFRS	(2,524)

[1]	Under IFRS increase in provision for environmental rehabilitation resulted from changes due to using current vs. historical discount and foreign exchange rates, and changes in cash flows due to additional constructive obligations.

[2]	Calculated using the IFRS 1 simplified approach (see (iii) on page 52.)
Elected IFRS 1 Exemptions from Full Retrospective Application
Our transition to IFRS follows IFRS 1, which offers the possibility to utilize certain exemptions from full retrospective implementation of IFRS. We evaluated the options available in IFRS 1 and elected to adopt transitional implementation policies in the areas of business combinations, employee benefits, rehabilitation provisions, cumulative translation differences and fair value as a deemed cost election. A summary of these transitional accounting policies is given below.
i)	Business Combinations

We elected to utilize the option in IFRS 1 to not apply IFRS 3 retrospectively to business combinations completed prior to January 1, 2010. The impact of this policy decision is that all prior business combinations will continue to be accounted for as they originally were under US GAAP, including recognition of any goodwill identified in these transactions.

ii)	Employee Future Benefits

IFRS 1 allows for all cumulative actuarial gains and losses at the date of transition to be reset to zero within AOCI as of the date of transition as an alternative to full retrospective application of IAS 19 Employee Benefits. We chose to adopt this transition policy.

iii)	Rehabilitation Provision

Under IFRS, when a rehabilitation provision is established, we are required to set up a corresponding asset and depreciate it over the remaining useful life of the asset. Any changes in the rehabilitation provision are added or deducted from the cost of the asset to which the obligation relates. Under IFRS 1, we elected to take a simplified approach to calculate and record the asset related to the rehabilitation provision on our opening IFRS consolidated balance sheets. As per IFRS, the rehabilitation provision calculated on the transition date in accordance with IAS 37 is discounted back to the date when the provision first arose, at which date the corresponding asset is set up. This asset is then depreciated to its carrying amount at the transition date.

iv)	Cumulative Translation Differences

IFRS 1 provides the option to reset the cumulative translation account within AOCI to zero as of the date of transition to IFRS as an alternative to establishing a retrospective cumulative translation difference under the principles of IAS 21.

v)	Fair Value as Deemed Cost

IFRS 1 provides the option to record certain assets at fair value on transition or at an earlier date as an alternate to full retrospective application of IFRS in accounting for the asset. The option is available on an individual asset by asset basis. We chose to adopt this transition policy on selected assets at the following properties: Pascua-Lama, Goldstrike, Plutonic, Marigold, Pierina, Osborne and Barrick Energy.
Preliminary Impact of the IFRS Conversion on our Operating Results for Q1 2010 and Q2 2010
In the third quarter, we completed preliminary calculations of the quantitative differences resulting from the conversion from US GAAP to IFRS on the quarters ended March 31, 2010 and June 30, 2010. The most significant recurring adjustments relate to accounting for production phase stripping costs and exploration and evaluation expenditures.
Under IFRS, production phase stripping costs generating a future economic benefit that are considered to meet the definition of an asset and as a result are capitalized. Additionally, under IFRS, capitalization of exploration and evaluation expenditures commences when it is probable that future economic benefits will be derived. These are the most significant policy changes that impact operating results on a recurring basis. As a result of these

BARRICK THIRD QUARTER 2010	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

changes, amounts that were previously expensed under US GAAP have been reclassified as capital expenditures, with the following impact on first half 2010 results:
•	a decrease in direct operating costs of about $150 million (with a corresponding decrease in total cash costs of about $35 per ounce);

•	a decrease in expensed project development costs of about $20 million; and

•	an increase in depreciation expense of about $35 million (with a corresponding increase in depreciation of about $10 per ounce).
The capitalization of production phase stripping costs and exploration and evaluation expenditures resulted in an increase in operating cash flows of about $200 million with a corresponding increase in sustaining capital expenditures for the first half of 2010. The impact on cash flows does not equal the impact on pre-tax income due to the timing effect of recognizing a portion of production phase stripping costs in inventory.
Key IFRS Accounting Policies
The following is a summary of key IFRS accounting policies which differ significantly from the comparable US GAAP policies and which were applied in preparing the preliminary consolidated IFRS balance sheet as at January 1, 2010 and the preliminary IFRS operating results for Q1 and 02 2010.
Exploration and Evaluation Expenditures
Exploration expenditures relate to the initial search for mineral deposits with economic potential and to obtain more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. Generally, expenditures relating to exploration activities are expensed as incurred. Capitalization of exploration expenditure commences when it is probable that future economic benefits will flow to the Company. The assessment of probability is based on factors such as whether the drilling is performed in a resource that is contiguous or adjacent to an existing reserve.
Evaluation expenditures arises from a detailed assessment of deposits or other projects that have been identified as having economic potential and typically include the preparation of scoping, pre-feasibility and final feasibility studies.
Evaluation expenditures and the subsequent mine development costs are capitalized when all of the following criteria are met: (1) a pre-feasibility study for the reserve estimate has been completed, (2) the pre-feasibility study indicates the existence of economically recoverable reserves, and (3) management determines that there is sufficient evidence to support probability of future mining operations.
If an exploration and evaluation activity does not prove viable, all irrecoverable costs associated with the project are written off.
Cash flows attributable to capitalized exploration and evaluation costs are classified as investing activities in the consolidated statements of cash flow.
For our petroleum and natural gas properties, we follow the successful efforts method of accounting, whereby exploration expenditures that are either general in nature or related to an unsuccessful drilling program are written-off. Only costs that relate directly to the discovery and development of specific commercial oil and gas reserves are capitalized as development costs.
Property, Plant and Equipment
Land, Buildings, Plant and Equipment
We record land, buildings, plant and equipment at cost, less accumulated depreciation and applicable impairment losses. Cost includes all expenditures incurred to prepare an asset for its intended use, including the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges. Depreciation commences when buildings, plant and equipment are considered available for use. Land is not depreciated and is measured at historical cost less any impairment.
We capitalize costs that extend the productive capacity or useful economic life of an asset. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance and capitalized to inventory as incurred.
We enter into leasing arrangements and arrangements that are in substance leasing arrangements. The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset. A reassessment after inception is only made in specific circumstances. Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to Barrick are classified as finance leases.
Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of

BARRICK THIRD QUARTER 2010	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

the fair value of the leased property and the present value at the beginning of the lease term of the minimum lease payments over the term of the lease. Each lease payment is allocated between the liability and finance costs using the effective interest method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statements of income as a finance cost.
All other leases are classified as operating leases. Operating lease payments are recognized as an operating cost in the consolidated statements of income on a straight-line basis over the lease term.
Mining Interests
Mining interests consist of capitalized costs that include:
(i)	Acquired mineral reserves and resources,

(ii)	Underground mine development costs,

(iii)	Stripping costs,

(iv)	Capitalized exploration and evaluation costs, and

(v)	Other development costs.
Depreciation commences when assets are available for their intended use.
(i)	Acquired Mineral Reserves and Resources
Acquired Mining Properties
On acquisition of a mining property in the development or production stage, we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, and mineral resources that management has determined to be probable of future economic extraction over the life of mine. The estimated fair value of these reserves and resources is recorded as an asset as at the date of acquisition at cost, less accumulated depreciation and applicable accumulated impairment losses.
Acquired Petroleum and Natural Gas Reserves and Resources
On acquiring petroleum and natural gas property, we estimate the fair value of reserves and resources and we record this amount as an asset at the date of acquisition. Capitalized reserve acquisition costs are depreciated when the asset is available for its intended use.
(ii)	Underground Mine Development Costs
At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.
(iii)	Stripping Costs
In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.
Stripping costs incurred during the development stage of a mine in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as mine development costs.
Stripping costs incurred during the production stage (referred to as production phase stripping) are accounted for as current period production costs unless these costs result in a future economic benefit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (i) provides access to ore to be mined in the future; (ii) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; (iii) increases the productive capacity or extends the productive life of the pit. Such production phase stripping costs are capitalized as mine development costs.
For periods where production phase stripping activity generates a future economic benefit, the life-of-pit waste tons-to-ore tons ratio (the “strip ratio”) is used to determine the amount of production stripping costs incurred that is related to current production versus the amount that relates to the future production. In these periods, the cost of mining waste tons at or below the cumulative life-of-pit strip ratio are considered costs of current production and represent a component of inventory cost, which is charged to cost of sales when the related inventory is sold, whereas cost of mining waste tons in excess of the cumulative life-of-pit strip ratio are capitalized as mine development costs.
The life-of-pit strip ratio is a function of the pit design, and therefore changes to that design will generally result in changes to the strip ratio. Changes in other technical and economic parameters that impact ore reserves will also have an impact on the life-of-pit strip ratio even if they do not impact the pit design. The impact of changes to the life-of-pit strip ratio is accounted for prospectively. Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore body from each separate pit (i.e. the initial stripping of the second and subsequent pits is considered to be pre-production stripping). If, however, the pits are highly integrated for the purpose of mine planning, the second and subsequent pits are regarded

BARRICK THIRD QUARTER 2010	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

as extensions of the first pit in accounting for stripping costs. In such cases, the initial stripping of the second and subsequent pits is considered to be production phase stripping relating to the combined operation.
(iv)	Capitalized Exploration and Evaluation Costs
Exploration and evaluation expenditures that result in a probable future economic benefit are capitalized (refer to Exploration and Evaluation Expenditures on page 53).
(v)	Other Development Costs
Property, plant and equipment used in development projects are depreciated and recapitalized as development costs, and are subject to depreciation, once the project enters production.
Assets Not Subject to Depreciation
Non-Depreciable Mining Interests
On acquisition of a mining property in the development or production stage, we prepare an estimate of the fair value attributable to the mineral resources that management has not determined to be probable of future economic extraction, as well as the fair value attributable to the exploration potential of the property. The estimated fair value of these acquired resources and exploration potential is recorded as an asset (non-depreciable mining interest) as at the acquisition date. As part of our annual business cycle, we prepare estimates of gold and copper mineral reserves and resources for each mineral property. The changes in reserves and resources are, among other things, used to determine the amount to be converted from non-depreciable mining interests to depreciable mining interests.
Construction-in-Progress
Assets in the course of construction at both our development projects and operating mines are capitalized in the construction-in-progress account. The cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use, at which point, it is transferred to property, plant and equipment and depreciation commences. Construction-in-progress also contains deposits on long lead items. Construction-in-progress is not depreciated.
Capitalized Interest
Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. We capitalize interest costs for qualifying assets including our exploration properties and capital projects prior to when production begins while exploration, development or construction activities are in progress and borrowings have been incurred. Capitalization ceases when construction is interrupted for an extended period or when the asset is substantially complete. Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.
Depreciation
Property, plant and equipment are depreciated over their useful life, or over the remaining life of the mine if shorter. The property, plant and equipment assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term. The residual value of the asset is considered when determining the amount to be depreciated. Land is not depreciated and is measured at historical cost less impairments.
For mining interests, the economic benefits of the assets are consumed in a pattern which is linked to the production level. Such assets are depreciated on a units-of-production basis (“UOP”).
Capitalized costs associated with acquired mining properties and capitalized exploration and evaluation costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces of gold/pounds of copper in proven and probable reserves and a portion of resources at the mine where it is considered probable that those resources will be extracted economically. The depreciation is included as a component of inventory cost as the applicable ore is extracted.
Acquired petroleum and natural gas reserves and resources and capitalized exploration costs are depreciated on a UOP basis, whereby the denominator is the estimated barrels of oil equivalent in proved reserves.
Capitalized underground development costs incurred and capitalized to enable access to specific ore blocks or areas of the underground mine, and which only provide an economic benefit over the period of mining that ore block or area, are depreciated on a UOP basis, whereby the denominator is estimated ounces of gold/pounds of copper in proven and probable reserves and a portion of resources within that ore block or area where it is

BARRICK THIRD QUARTER 2010	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

considered probable that those resources will be extracted economically.
If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are depreciated using UOP, whereby the denominator is the estimated ounces of gold/pounds of copper in total accessible proven and probable reserves and a portion of resources where it is considered probable that those resources will be extracted economically.
Capitalized production phase stripping costs are depreciated using UOP whereby the denominator is the estimated ounces of gold/pounds of copper in the associated open pit in proven and probable reserves and a portion of resources where it is considered probable that those resources will be extracted economically. The depreciation is included as a component of inventory cost as the applicable ore is extracted.
Each asset’s estimated residual value and useful life is reviewed, and adjusted if appropriate, on an annual basis. The estimate of residual value and useful life is based on the physical condition and life limitations of buildings, plant and equipment and the present assessment of economically recoverable ounces of the mine for the mining property and development cost asset. Changes to the estimated residual values or useful lives are accounted for prospectively.
Update of Gold and Copper Mineral Reserves & Resources
At the end of each fiscal year, as part of our annual business cycle, we update our life-of-mine plans and prepare estimates of proven and probable gold and copper mineral reserves as well as measured, indicated and inferred mineral resources for each mineral property. We prospectively revise calculations of depreciation of property, plant and equipment based on these updated life-of-mine plans.
Impairment Evaluations
We review and test the carrying amounts of long-lived assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Impairment assessments are conducted at the level of cash-generating units (“CGUs”), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. For operating mines, capital projects and petroleum and natural gas properties, the individual mine/project/property represents a CGU for impairment testing of long-lived assets.
The recoverable amount of a CGU is assessed by reference to the higher of Value In Use (“VIU”) and Fair Value Less Cost to Sell (“FVLCS”). An impairment loss is recognized for any excess of carrying amount of a CGU over its recoverable amount. Impairment losses are allocated pro-rata based on relative carrying values. Any impairment is recognized as an expense in the consolidated statements of income in the reporting period in which the write-down occurs.
The FVLCS of a CGU is based on an estimate of the amount that Barrick may obtain in a sale transaction on an arm’s length basis between knowledgeable, willing parties, less the costs of disposal. There is no active market for our CGUs. Consequently, FVLCS is primarily derived using discounted cash flow techniques, which incorporate market participant assumptions. Cost to sell is based on management’s best estimates of future selling costs at the time of calculating FVLCS. VIU is the estimated future cash flows discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the CGU for which future cash flows have not been adjusted. The VIU of a CGU is generally lower than its FVLCS, due primarily to the application of a market multiple to the underlying Net Asset Value (“NAV”) of a CGU when determining its FVLCS.
Long-lived assets subject to potential impairment at mine sites/capital projects/petroleum and natural gas properties include land, buildings, plant and equipment, mineral properties and capitalized development costs, construction-in-progress and development projects.
Impairment Reversals
An impairment loss recognized in prior years for long-lived assets shall be reversed if, and only if, there has been change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in the consolidated statements of income and is limited to the carrying amount that would have been determined, net of any depreciation, had no impairment been recognized in prior years. After such a reversal, any depreciation charge is adjusted prospectively.
Goodwill
Under the acquisition method, the costs of business acquisitions are allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. The excess of acquisition cost over the net fair value of identified tangible and intangible assets acquired and liabilities and contingent liabilities assumed represents goodwill that is allocated to CGUs.

BARRICK THIRD QUARTER 2010	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

Impairment Evaluations
Goodwill is not amortized; rather it is evaluated for impairment annually as at October 1 or at any time during the year if an indicator of impairment is considered to exist. We test goodwill at the operating segment level by aggregating the CGUs since each of our CGUs benefit from the synergies of business combinations from which the goodwill arose and management does not internally monitor goodwill at a lower level. An impairment loss is recognized for the amount by which the operating segment’s carrying amount exceeds its recoverable amount. Any impairment is recognized as an expense in the consolidated statements of income in the reporting period in which the write-down occurs.
When assessing an operating segment for potential goodwill impairment, we generally use the FVLCS approach; being the net present value of expected future cash flows or NAV of the relevant operating segment. We apply a market multiple to the NAV. Gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV. Consequently, a market participant would generally apply a NAV multiple when estimating fair value of an operating gold mine.
When selecting NAV multiples, we considered trading prices of comparable gold mining companies on January 1, 2010. The selected ranges of multiples for all operating gold mines were also based on mine life. The range of selected multiples in respect of operating gold mines with lives of five years or less were based on the lower end of the observed multiples. Mines with lives greater than five years were generally based on median and/or average observation. Mines with lives of twenty years or greater were based on a 20% increase on the median and/or average observation.
Expected future cash flows are derived from LOM plans that reflect management’s best estimate. They are significantly affected by a number of factors including reserves, resources and production estimates, together with economic factors such as commodity prices, discount rates, currency exchange rates, estimates of costs to produce reserves and current and future capital expenditures. Estimates of expected future cash flow reflect estimates of projected future revenues, cash costs of production and capital expenditures contained in our LOM plans, which are updated for each CGU in the fourth quarter of each fiscal year.
Impairment Reversals
An impairment loss recognized for goodwill shall not be reversed in a subsequent period.
Intangible Assets
Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition. On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration potential, including mineral resources, if any, of that property. The fair value of the exploration potential is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, any acquired exploration intangible asset balance attributable to that property is transferred to non-depreciable mining interests within property, plant and equipment.
Impairment Evaluations
We review and test the carrying amounts of intangible assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Impairment assessments are conducted at the level of the CGU when intangible assets are currently being used or are expected to be used in operations, and therefore the benefits of their use are included in the LOM. Intangible assets not being used for operations are tested at the individual asset level.
The recoverable amount of a CGU is assessed by reference to the higher of VIU, being the Net Present Value (“NPV”) of future cash flows expected to be generated by the asset, and FVLCS. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. Impairment losses are allocated to individual assets on a pro-rata basis based on relative carrying values. Any impairment is recognized as an expense in the consolidated statements of income in the reporting period in which the write-down occurs.
Impairment Reversals
An impairment loss recognized in prior years for intangible assets shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in the consolidated statements of income and is limited to the carrying amount that would have been determined, net of any depreciation where applicable, had no impairment been recognized in prior years. After such a reversal, any depreciation charge is adjusted prospectively.
Provision for Environmental Rehabilitation
Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation.

BARRICK THIRD QUARTER 2010	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event occurs that gives rise to an obligation and reliable estimates of the required rehabilitation costs can be made.
Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to tailings pond closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The costs are estimated using either the work of external consultants or internal experts depending on management’s intention.
The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, discounted to their present value using a current, US dollar real risk-free pre-tax discount rate. The unwinding of the discount is included in finance expense and results in an increase in the amount of the provision. Provisions are updated each reporting period for the effect of a change in the discount rate and foreign exchange rate, and the change in estimate is added or deducted from the related asset and depreciated prospectively over the asset’s useful life.
Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation. When expected cash flows change, the revised cash flows are discounted using the current US dollar real risk-free pre-tax discount rate and an adjustment is made to the provision.
When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in property, plant and equipment and depreciated over the future production from the operations to which it relates.
Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life-of-mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; foreign exchange rates and changes in laws and regulations governing the protection of the environment.
Rehabilitation provisions are adjusted as a result of changes in estimates. Those adjustments are accounted for as a change in the corresponding value of the related assets including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income. In the case of closed sites, changes to estimated costs are recognized immediately in the consolidated statements of income. The adjusted cost of the asset is depreciated prospectively. Changes also result in an adjustment to future finance costs.

BARRICK THIRD QUARTER 2010	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation	Three months ended		Nine months ended
(in millions of United States dollars, except per share data) (Unaudited)	September 30,		September 30,
	2010	2009	2010	2009

Sales (notes 4 and 5)	$2,775	$2,038	$7,978	$5,778

Costs and expenses
Cost of sales (notes 4 and 6)[1]	1,065	952	3,117	2,829
Amortization and accretion (notes 4 and 14B)	317	281	928	801
Corporate administration	36	40	113	120
Exploration (note 7)	47	42	123	107
Project development expense (note 7)	38	21	90	59
Elimination of gold sales contracts	—	5,692	—	5,692
Other expenses (note 8A)	86	85	333	213
Impairment charges (note 8B)	—	158	7	158

	1,589	7,271	4,711	9,979

Interest income	5	2	11	7
Interest expense (note 15B)	(42)	(12)	(115)	(28)
Other income (note 8C)	61	15	85	109
Write-down of investments (note 8B)	—	—	—	(1)

	24	5	(19)	87

Income (loss) from continuing operations before income taxes and other items	1,210	(5,228)	3,248	(4,114)
Income tax expense (note 9)	(368)	(127)	(898)	(353)
Loss from equity investees (note 12)	(10)	(23)	(39)	(71)

Income (loss) from continuing operations before non-controlling interests	832	(5,378)	2,311	(4,538)
Income from discontinued operations	10	30	81	55

Income (loss) before non-controlling interests	842	(5,348)	2,392	(4,483)
Non-controlling interests (note 20)	(5)	(2)	(14)	(4)

Net income (loss)	$837	$(5,350)	$2,378	$(4,487)

Earnings (loss) per share data (note 10)
Income (loss) from continuing operations
Basic	$0.84	$(6.10)	$2.33	$(5.18)
Diluted	$0.83	$(6.10)	$2.31	$(5.18)

Income from discontinued operations
Basic	$0.01	$0.03	$0.08	$0.06
Diluted	$0.01	$0.03	$0.08	$0.06

Net income (loss)
Basic	$0.85	$(6.07)	$2.41	$(5.12)
Diluted	$0.84	$(6.07)	$2.39	$(5.12)

[1]	Exclusive of amortization.
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2010	59	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flow

Barrick Gold Corporation	Three months ended		Nine months ended
(in millions of United States dollars) (Unaudited)	September 30		September 30
	2010	2009	2010	2009

OPERATING ACTIVITIES
Net income (loss)	$837	$(5,350)	$2,378	$(4,487)
Amortization and accretion (notes 4 and 14B)	317	281	928	801
Impairment charges and write-down of investments (note 8B)	—	158	7	159
Income tax expense (note 9)	368	127	898	353
Income taxes paid	(148)	(44)	(493)	(264)
Net proceeds taxes paid	(3)	(3)	(76)	(26)
Increase in inventory	(124)	(80)	(267)	(240)
Elimination of gold sales contracts	—	5,692	—	5,692
(Gain) loss on sale/acquisition of long-lived assets (note 8C)	(8)	1	(41)	(81)
Income from discontinued operations	(10)	(30)	(81)	(55)
Operating cash flows of discontinued operations	—	(1)	(4)	6
Other items (note 11A)	47	160	97	120

Net cash provided by operating activities	1,276	911	3,346	1,978

INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(786)	(535)	(2,178)	(1,603)
Sales proceeds	27	3	35	10
Acquisitions (note 3)	(61)	(53)	(813)	(101)
Investments
Purchases	(26)	—	(28)	(2)
Sales	10	3	10	3
Increase in restricted cash	—	—	—	113
Investing cash flows of discontinued operations	—	—	—	(7)
Other investing activities (note 11B)	(12)	(37)	(44)	(71)

Net cash used in investing activities	(848)	(619)	(3,018)	(1,658)

FINANCING ACTIVITIES
Capital stock
Proceeds on exercise of stock options	18	10	49	31
Proceeds on common share offering	—	3,885	—	3,885
Proceeds from public issuance of common shares by a subsidiary (note 3E)	—	—	884	—
Long-term debt
Proceeds	—	69	782	936
Repayments	(72)	(65)	(147)	(358)
Dividends	(118)	—	(315)	(174)
Funding from non-controlling interests	28	78	12	224
Deposit on silver sale agreement	137	213	137	213
Financing cash flows of discontinued operations	—	—	—	—
Other financing activities (note 11C)	(4)	(2)	(22)	(13)

Net cash provided by (used in) financing activities	(11)	4,188	1,380	4,744

Effect of exchange rate changes on cash and equivalents	13	13	9	30

Net increase in cash and equivalents	430	4,493	1,717	5,094
Cash and equivalents at beginning of period (note 15A)	3,851	2,038	2,564	1,437

Cash and equivalents at end of period (note 15A)	$4,281	$6,531	$4,281	$6,531

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2010	60	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at September 30,	As at December 31,
	2010	2009

ASSETS
Current assets
Cash and equivalents (note 15A)	$4,281	$2,564
Accounts receivable	288	251
Inventories (note 13)	1,800	1,540
Other current assets	649	524
Assets of discontinued operations	—	59

	7,018	4,938
Non-current assets
Equity in investees (note 12A)	283	1,136
Other investments (note 12B)	131	92
Property, plant and equipment (note 14)	16,669	13,125
Goodwill	5,287	5,197
Intangible assets	134	66
Deferred income tax assets	895	949
Other assets	1,872	1,531
Assets of discontinued operations	—	41

Total assets	$32,289	$27,075

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,477	1,221
Short-term debt	295	54
Other current liabilities	685	475
Liabilities of discontinued operations	—	23

	2,457	1,773
Non-current liabilities
Long-term debt (note 15B)	6,673	6,281
Asset retirement obligations	1,204	1,122
Deferred income tax liabilities	1,318	1,184
Other liabilities (note 17)	1,330	1,145
Liabilities of discontinued operations	—	23

Total liabilities	12,982	11,528

Equity
Capital stock (note 18)	17,449	17,390
Additional paid-in capital	288	—
Deficit	(319)	(2,382)
Accumulated other comprehensive income (note 19)	331	55

Total shareholders’ equity	17,749	15,063
Non-controlling interests (note 20)	1,558	484

Total equity	19,307	15,547

Contingencies and commitments (notes 14 and 21)

Total liabilities and equity	$32,289	$27,075

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2010	61	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Equity

Barrick Gold Corporation For the nine months ended September 30 (in millions of United States dollars) (Unaudited)
	2010	2009

Common shares (number in thousands)
At January 1	984,328	872,739
Issued on public equity offering	—	108,973
Issued on exercise of stock options	1,916	977
Issued on redemption of exchangeable shares	2	267

At September 30 (note 18)	986,246	982,956

Common shares
At January 1	$17,390	$13,372
Issued on public equity offering	—	3,926
Issued on exercise of stock options	49	31
Recognition of stock option expense	10	14

At September 30	17,449	17,343

Additional paid-in capital
At January 1	—	—
Recognized on initial public offering of African Barrick Gold (note 3E)	288	—

At September 30	288	—

Retained earnings (deficit)
At January 1	(2,382)	2,261
Net income (loss)	2,378	(4,487)
Dividends	(315)	(174)

At September 30	(319)	(2,400)

Accumulated other comprehensive income (note 19)	331	37

Total shareholders’ equity	17,749	14,980

Non-controlling interests (note 20)
At January 1	484	182
Net income attributable to non-controlling interests	14	4
Funding from non-controlling interests	12	216
Other increase in non-controlling interests	1,048	—

At September 30	1,558	402

Total equity at September 30	$19,307	$15,382

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation	Three months ended		Nine months ended
(in millions of United States dollars) (Unaudited)	September 30,		September 30,
	2010	2009	2010	2009

Net income (loss)	$837	$(5,350)	$2,378	$(4,487)
Other comprehensive income, net of tax (note 19)	425	133	276	393

Comprehensive income (loss)	$1,262	$(5,217)	$2,654	$(4,094)

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2010	62	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, CLP, PGK, TZS, JPY, ARS, GBP and EUR are to Canadian dollars, Australian dollars, South African rand, Chilean pesos, Papua New Guinea kina, Tanzanian schillings, Japanese yen, Argentinean pesos, British Pound Sterling and Euros, respectively.
1 > NATURE OF OPERATIONS
Barrick Gold Corporation (“Barrick” or the “Company”) principally engages in the production and sale of gold, as well as related activities such as exploration and mine development. We also produce significant amounts of copper and hold interests in oil and gas properties located in Canada through our oil and gas subsidiary, Barrick Energy. Our producing mines are concentrated in three regional business units: North America, South America, and Australia Pacific. We also hold a 73.9% equity interest in the listed company African Barrick Gold plc (“ABG”), which includes our African gold mines and exploration properties. We sell our gold production into the world market and we sell our copper production into the world market and to private customers.
2 > SIGNIFICANT ACCOUNTING POLICIES
A Basis of Preparation
These consolidated financial statements have been prepared under United States generally accepted accounting principles (“US GAAP”). To ensure comparability of financial information, prior year amounts have been reclassified to reflect changes in the financial statement presentation.
B Accounting Changes Implemented in 2010
Variable Interest Entities (“VIEs”)
As a result of recently issued FASB guidance, we reassessed our VIEs in first quarter 2010, and determined that these changes did not have an impact on our accounting treatments. We also increased our disclosures.
For all incorporated entities in which we hold a less than 100% ownership interest, we assess them to determine if they are VIEs. If they are determined to be VIEs, we assess who is the primary beneficiary based on who has the power to direct matters that most significantly impact the activities of the VIE and has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Matters that may have a significant impact on the activities of VIEs include, but are not limited to, approval of budgets and programs, construction decisions and delegation of certain responsibilities to the operator of the project. For VIEs where we are the primary beneficiary, we consolidate the entity and record a non-controlling interest, measured initially at its estimated fair value, for the interest held by other entity owners. For VIEs where we have shared power with unrelated parties over matters that most significantly impact the activities of the VIE, we use the equity method of accounting to report their results (note 12). For all VIEs, our risk is limited to our investment in the entity.
The following table illustrates our economic interest in and the accounting method used for our VIEs.

	Economic Interest at
	September 30, 2010	Method
Pueblo Viejo Project[1]	60%	Consolidation
Donlin Creek Project	50%	Equity Method
Cerro Casale Project[2]	75%	Consolidation
Reko Dig Project[3]	37.5%	Equity Method
Kabanga Project	50%	Equity Method

[1]	In accordance with the terms of the agreement with our partner, Barrick is responsible for 60% of the funding requirements for the Pueblo Viejo project. We consolidate our interest in Pueblo Viejo and record a non-controlling interest for the 40% that we don’t own. In 2009, we determined that mineralization at Pueblo Viejo met the definition of proven and probable reserves for United States reporting purposes and began capitalizing the cost of project activities. At September 30, 2010, the consolidated carrying amount (100%) of the Pueblo Viejo project was $1,381 million (December 31, 2009: $1,203 million).

[2]	On March 31, 2010, we obtained control over the Cerro Casale project by acquiring an additional 25% interest, which increased our ownership interest to 75%. As a result, we began to consolidate 100% of its operating results, cash flows and net assets, with an offsetting non-controlling interest of 25%, prospectively from March 31, 2010. We previously had joint control over Cerro Casale and therefore accounted for our ownership interest using the equity method of accounting. At September 30, 2010, the consolidated carrying amount (100%) of the Cerro Casale project was $1,853 million (December 31, 2009: $861 million).

[3]	We hold a 50% interest in Atacama Copper, which has a 75% interest in the Reko Diq project. We use the equity method to account for our interest in Atacama Copper (note 12).
C Use of Estimates
Significant Changes in Estimates
Gold and Copper Mineral Reserves
At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property. These estimates of proven and probable mineral reserves impact the amount of amortization expense for assets that are depreciated on a UOP basis. These estimates also impact the transfer of amounts allocated to value beyond proven and probable

BARRICK THIRD QUARTER 2010	63	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

(“VBPP”) to proven and probable reserves subject to amortization. We prospectively revise calculations of amortization of property, plant and equipment. The effect of changes in reserve estimates on amortization expense for the three months ended September 30, 2010 was a decrease of $1 million (2009: $20 million decrease), and for the nine months ended September 30, 2010 was a decrease of $2 million (2009: $42 million decrease). The effect of transfers of VBPP amounts to proven and probable reserves subject to amortization on amortization expense for the three months ended September 30, 2010 was an increase $2 million (2009: $1 million increase), and for the nine months ended September 30, 2010 was an increase $2 million (2009: $2 million increase).
Asset Retirement Obligations (“AROs”)
Each quarter we update cost estimates, and other assumptions used in the valuation of AROs at each of our mineral properties to reflect new events, changes in circumstances and any new information that is available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. In the three month period ended September 30, 2010, we recorded a $25 million increase (2009: $34 million increase) and in the nine month period ended September 30, 2010, we recorded a $51 million increase (2009: $76 million increase) for changes in estimates of the AROs at various properties. These adjustments were recorded with a corresponding adjustment to property, plant and equipment.
3 > ACQUISITIONS AND DIVESTITURES

	For the three		For the nine
	months ended		months ended
	September 30		September 30
	2010	2009	2010	2009

Cash paid on acquisition[1]
Hemlo	$—	$—	$—	$50
Valhalla	—	53	—	53
Cerro Casale	—	—	454	—
Bountiful/Puskwa/Dolomite	25	—	264	—
Tusker	—	—	74	—
REN	36	—	36	—

	61	53	828	103
Less: cash acquired	—	—	(15)	(2)

	61	53	813	101

Cash proceeds on divesture[1]
ABG	—	—	884	—
Osborne	17	—	17	—

	$17	$—	$901	$—

[1]	All amounts represent gross cash paid on acquisition or received on divestiture.
A Barrick Energy Acquisition
In 2010, Barrick Energy has completed three acquisitions. On May 17, 2010, Barrick Energy acquired all of the outstanding shares of Bountiful Resources (“Bountiful”), a privately held corporation, for approximately $109 million and on June 25, 2010, Barrick Energy acquired the Puskwa property from Galleon Energy Inc. (“Puskwa”) for approximately $130 million. On September 17, 2010, Barrick Energy acquired the assets of Dolomite Resources (“Dolomite”) for approximately $25 million. We have determined that these transactions represent business combinations, with Barrick Energy identified as the acquirer. The tables below present the combined purchase cost and the preliminary purchase price allocation for these transactions. The purchase price allocation will be finalized in 2010 upon the determination of the deferred income tax impact. Barrick Energy began consolidating the operating results, cash flows, and net assets of Bountiful, Puskwa, and Dolomite, from May 17, 2010, June 25, 2010, and September 17, 2010, respectively.

Total Costs to Allocate

Purchase cost	$264

Preliminary Allocation of Fair Values to Bountiful, Puskwa, and Dolomite’s Net Assets

Current assets	$8
Property, plant & equipment	250
Goodwill	66

Total assets	324

Current liabilities	2
Asset retirement obligation	8
Bank debt	13
Deferred income tax liabilities	37

Total liabilities	60

Net assets acquired	$264

B Acquisition of Tusker Gold Limited
On April 27, 2010, ABG acquired 100% of the issued and outstanding shares of Tusker Gold Limited (“Tusker”) for aggregate net consideration of approximately $74 million. As a result of this acquisition, ABG has increased its interest in the Nyanzaga joint venture from 51% to 100%. We have determined that this transaction represents a business combination, with ABG identified as the acquirer. The tables below present the purchase cost and our preliminary purchase price allocation. The purchase price allocation will be finalized in 2010 upon the determination of the deferred income tax impact. Any adjustments to deferred income tax impact will have a corresponding impact on goodwill. ABG began consolidating the operating results, cash flows and net assets of Tusker from April 30, 2010.

BARRICK THIRD QUARTER 2010	64	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Total Costs to Allocate

Purchase cost	$74
Less: cash acquired	(8)

Cash consideration paid	$66

Preliminary Allocation of Fair Values to Tusker’s Net Assets

Property, plant & equipment	$80
Goodwill	22

Total assets	102

Current liabilities	10
Other non-current liabilities	4
Deferred income tax liabilities	22

Total liabilities	36

Net assets acquired	$66

C Disposition of Sedibelo
On April 14, 2010, we entered into an agreement to dispose of our 10% interest in the Sedibelo platinum project (“Sedibelo”) for consideration of $15 million to Platmin Limited (“Platmin”). Subsequently, the Bakgatla-Ba-Kgafela Tribe, owner of the remaining 90% interest in Sedibelo, informed us that they believe they had validly exercised their pre-emptive right to prevent the sale from closing and have filed an action in the South African High Court against Barrick and Platmin. As a result, the agreement with Platmin has terminated for the failure of the conditions precedent. We believe that the BBKs preemptive right, to the extent it existed, was not lawfully exercised and the court action the BBK filed to stop the sale of the 10% interest has been stayed, pending a resolution in arbitration as called for in our agreements with the BBK. We will seek confirmation of our rights in these arbitration provisions.
In a separate agreement, we had agreed to transfer various long lead items required for the development of Sedibelo to Platmin for consideration of $45 million. This transaction has not closed as originally expected as a result of actions taken by the Bakgatla-Ba-Kgafela Tribe and it also has terminated due to the failure of the conditions.
D Acquisition of 64% Interest in REN Joint Venture
In April 2010, we entered into an agreement to acquire the remaining 64% interest in the REN joint venture from Centerra Gold Inc. for $36 million. The REN property is located next to the Goldstrike operations in Nevada. The transaction closed on July 2, 2010.
E IPO of African Gold Mining Operations
On March 24, 2010, the initial public offering (“IPO”) for ABG closed and its approximately 404 million ordinary shares were admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities. ABG sold approximately 101 million ordinary shares in the offering, or about 25% of its equity and Barrick retained an interest in approximately 303 million ordinary shares, or about 75% of the equity of ABG. In April 2010, the over-allotment option was partially exercised resulting in a 1.1% dilution of our interest in ABG to 73.9%.
The net proceeds from the IPO and the exercise of the over-allotment option were approximately $884 million. As Barrick has retained a controlling financial interest in ABG, we will continue to consolidate ABG and account for the disposition of ABG shares as an equity transaction. Accordingly, the difference between the proceeds received and the carrying value have been recorded as additional paid-in capital in equity, and we have set up a non-controlling interest to reflect the change in our ownership interest in ABG.
F Acquisition of Additional 25% Interest in Cerro Casale
On March 31, 2010, we completed the acquisition of the additional 25% interest in Cerro Casale from Kinross Gold Corporation (“Kinross”) for cash consideration of $454 million and the elimination of a $20 million contingent obligation, which was payable by Kinross to Barrick on a construction decision. Our interest in the project is now 75% and we have obtained control over the project. As a result, we began consolidating 100% of the operating results, cash flows and net assets of Cerro Casale, with an offsetting non-controlling interest of 25%, prospectively as at March 31, 2010. As a result of becoming the primary beneficiary of the VIE, we have remeasured our previously held 50% ownership interest to fair value and recorded a corresponding post-tax gain of $23 million.
The tables below present the purchase cost and preliminary purchase price allocation. We expect to finalize this allocation in fourth quarter 2010.

Total Costs to Allocate

Purchase cost (25% interest)	$455
Purchase price adjustment	(1)
Less: cash acquired	(7)

Cash consideration paid	447
Equity method investment	879
Non-controlling interest	454

Subtotal	1,780

Fair value of net assets	1,809

Gain on acquisition	$29

BARRICK THIRD QUARTER 2010	65	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Preliminary Allocation of Fair Values to Cerro Casale’s Net Assets (100% basis)

Current assets	$1
Water rights	75
VAT receivables	11
Property, plant & equipment	1,732

Total assets	1,819

Current liabilities	10

Net assets acquired	$1,809

G Discontinued Operations
Results of Discontinued Operations

	For the three		For the nine
	months ended		months ended
	September 30		September 30
	2010	2009	2010	2009

Gold sales
Osborne	$6	$8	$30	$19
Henty	—	—	—	25

Copper sales
Osborne	30	50	170	130

	$36	$58	$200	$174

Income before tax
Osborne	$15	$36	$116	$71
Henty	—	8	—	8

	$15	$44	$116	$79

Net income
Osborne	$10	$24	$81	$49
Henty	—	6	—	6

	$10	$30	$81	$55

Osborne
On September 30, 2010, we divested our Osborne copper mine to Ivanhoe Australia Limited (“Ivanhoe”), for consideration of approximately $17 million cash, as well as a royalty payable from any future production, capped at approximately $14 million. Ivanhoe has agreed to assume all site environmental obligations. A loss of approximately $7 million, primarily due to the settlement of severance obligations, was recorded and recognized in discontinued operations (note 3G). The results of operations and the assets and liabilities of Osborne have been presented as discontinued operations in the consolidated statements of income, the consolidated statements of cash flow and the consolidated balance sheets.
Henty
On July 6, 2009, we finalized an agreement with Bendigo Mining Limited (“Bendigo”) to divest our Henty mine in our Australia Pacific segment for consideration of $4 million cash and Bendigo shares with a fair value of $2 million as at the closing date. We are also entitled to receive a royalty payable on production from future exploration discoveries, capped at approximately $17 million. A gain of $4 million was recorded on the sale and recognized in income from discontinued operations in 2009. The results of operations and the assets and liabilities of Henty have been presented as discontinued operations in the consolidated statements of income, the consolidated statements of cash flow and the consolidated balance sheets.
4 > SEGMENT INFORMATION
In first quarter 2010 we revised the format of information provided to the Chief Operating Decision Maker to better reflect management’s view of the operations. The primary change involves the presentation of Exploration and Project Development, RBU Costs and Other Expenses (Income) as a component of Segment Income. Previously, these expenditures were monitored separately. Accordingly, we have revised our operating segment disclosure to be consistent with the reporting changes, with restatement of comparative information to conform to the current period presentation.
Income Statement Information

For the three months		Cost of	Exploration & Project		Other Expenses		Segment Income
ended September 30, 2010	Sales	Sales	Development	RBU Costs	(Income)[1]	Amortization	(Loss)[2]

Gold
North America South	$1,120	$407	$26	$8	$14	$128	$537
America	554	121	3	9	13	38	370
Australia Pacific	592	312	15	11	(5)	64	195
African Barrick Gold	204	115	7	10	6	25	41
Copper
South America	271	91	—	—	9	22	149
Capital Projects[3]	—	—	36	—	(36)	1	(1)
Barrick Energy	34	19	—	2	(1)	18	(4)

	$2,775	$1,065	$87	$40	$—	$296	$1,287

BARRICK THIRD QUARTER 2010	66	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Income Statement Information

For the three months ended		Cost of	Exploration & Project		Other Expenses		Segment Income
September 30, 2009	Sales	Sales	Development	RBU Costs	(Income)[1]	Amortization	(Loss)[2]

Gold
North America	$688	$366	$24	$10	$12	$100	$176
South America	474	123	8	8	11	33	291
Australia Pacific	446	275	5	12	(3)	75	82
African Barrick Gold	218	106	3	8	9	29	63
Copper
South America	198	73	—	—	1	16	108
Capital Projects[3]	—	—	26	—	5	1	(32)
Barrick Energy	14	9	—	2	1	8	(6)

	$2,038	$952	$66	$40	$36	$262	$682

Income Statement Information

For the nine months		Cost of	Exploration & Project		Other Expenses		Segment Income
ended September 30, 2010	Sales	Sales	Development	RBU Costs	(Income)[1]	Amortization	(Loss)[2]

Gold
North America	$2,825	$1,159	$74	$25	$41	$354	$1,172
South America	1,926	381	12	28	32	136	1,337
Australia Pacific	1,732	932	38	34	20	188	520
African Barrick Gold	645	348	14	27	21	87	148
Copper
South America	769	252	—	—	16	62	439
Capital Projects[3]	—	—	87	1	(32)	3	(59)
Barrick Energy	81	45	—	5	1	40	(10)

	$7,978	$3,117	$225	$120	$99	$870	$3,547

Income Statement Information

For the nine months ended		Cost of	Exploration & Project		Other Expenses		Segment Income
September 30, 2009	Sales	Sales	Development	RBU Costs	(Income)[1]	Amortization	(Loss)[2]

Gold
North America	$2,106	$1,110	$52	$28	$(26)	$278	$664
South America	1,250	365	19	21	28	96	721
Australia Pacific	1,283	805	30	34	(3)	215	202
African Barrick Gold	474	258	6	23	10	61	116
Copper
South America	627	265	1	—	7	53	301
Capital Projects[3]	—	—	86	1	3	2	(92)
Barrick Energy	38	26	—	5	3	22	(18)

	$5,778	$2,829	$194	$112	$22	$727	$1,894

[1]	Other expenses include accretion expense. For the three months ended September 30, 2010, accretion expense was $17 million (2009: $14 million) and for the nine months ended September 30, 2010, accretion expense was $43 million (2009: $43 million). See note 14 for further details.

[2]	We manage the performance of our regional business units using a measure of income before interest and taxes, consequently interest income, interest expense and income taxes are not allocated to our regional business units.

[3]	Segment loss for the Capital Projects segment includes project development expense and losses from equity investees that hold capital projects. See notes 7 and 12 for further details. For the nine months ended September 30, 2010, Capital Projects other expenses (income) includes a $29 million pre-tax gain on the acquisition of the 25% interest in Cerro Casale (note 3F).

BARRICK THIRD QUARTER 2010	67	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Reconciliation of Segment Income to Income (Loss) from Continuing Operations Before Income Taxes and Other Items

	For the three months		For the nine months
	ended September 30		ended September 30
	2010	2009	2010	2009

Segment income	$1,287	$682	$3,547	$1,894
Amortization of corporate assets	(4)	(5)	(15)	(31)
Exploration not attributable to segments	(4)	(3)	(7)	(7)
Project development not attributable to segments	(7)	(23)	(25)	(43)
Corporate administration	(36)	(40)	(113)	(120)
Other expense not attributable to segments	(2)	(8)	(72)	(13)
Elimination of gold sales contracts	—	(5,692)	—	(5,692)
Impairment charges	—	(158)	(7)	(158)
Interest income	5	2	11	7
Interest expense	(42)	(12)	(115)	(28)
Write-down of investments	—	—	—	(1)
Loss from capital projects held through equity investees	13	29	44	78

Income (loss) from continuing operations before income taxes and other items	$1,210	$(5,228)	$3,248	$(4,114)

Asset Information

	For the three		For the nine
	months ended		months ended
Segment capital expenditures[1]	September 30		September 30
	2010	2009	2010	2009

Gold
North America	$142	$139	$337	$396
South America	56	31	138	101
Australia Pacific	89	48	195	122
African Barrick Gold	36	27	93	81
Copper
South America	9	7	19	27
Capital Projects	487	314	1,469	921
Barrick Energy	21	9	51	20

Segment total	840	575	2,302	1,668
Other items not allocated to segments	26	4	40	8

Enterprise total	$866	$579	$2,342	$1,676

[1]	Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended September 30, 2010, cash expenditures were $786 million (2009: $535 million) and the increase in accrued expenditures were $80 million (2009: $44 million increase). For the nine months ended September 30, 2010, cash expenditures were $2,178 million (2009: $1,603 million) and the increase in accrued expenditures were $164 million (2009: $73 million increase).
5 > REVENUE

	For the three months		For the nine months
	ended September 30		ended September 30
	2010	2009	2010	2009

Gold bullion sales[1,2]
Spot market sales	$2,423	$1,791	$6,986	$5,013
Concentrate sales[3]	47	35	142	100

	2,470	1,826	7,128	5,113

Copper sales[1,4]
Copper cathode sales	271	198	766	627
Concentrate sales	—	—	3	—

	271	198	769	627

Oil and gas sales	34	14	81	38

	$2,775	$2,038	$7,978	$5,778

[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see notes 15E and 19).

[2]	Gold sales include gains and losses on non-hedge derivative contracts: For the three months ended September 30,2010: $10 million gain (2009: $15 million gain), nine months ended September 30,2010: $25 million gain (2009: $38 million gain).

[3]	Concentrate sales include gains and losses on the mark-to-market receivable balances arising from smelting contracts, which are accounted for as embedded derivatives: For the three months ended September 30, 2010: $1 million gain (2009: $nil), nine months ended September 30, 2010: $1 million gain (2009: $1 million gain).

[4]	Copper sales include gains and losses on economic copper hedges that do not qualify for hedge accounting treatment: For the three months ended September 30, 2010: $9 million gain (2009: $10 million loss), nine months ended September 30, 2010: $19 million gain (2009: $48 million loss). Sales also include gains and losses on the mark-to-market receivable balances arising from copper smelting contracts, which are accounted for as embedded derivatives: For the three months ended September 30,2010: $nil (2009: $1 million loss), nine months ended September 30,2010: $nil (2009: $1 million loss).
Provisional Copper and Gold Sales
We had the following revenues before treatment and refining charges subject to final price adjustments:

At September 30	2010	2009

Copper	$88	$24
Gold	57	17

The final price adjustments realized were as follows:

	For the three months		For the nine months
Gain (loss)	ended September 30		ended September 30
	2010	2009	2010	2009

Copper	$16	$12	$96	$49
Gold	(3)	(1)	(2)	(2)

BARRICK THIRD QUARTER 2010	68	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6 > COST OF SALES

	Gold		Copper		Oil & Gas
For the three months ended September 30	2010	2009	2010	2009	2010	2009

Cost of goods sold[1]	$880	$830	$92	$73	$11	$7
Unrealized (gains) losses on non-hedge contracts	(3)	3	—	—	—	—
By-product revenues	(24)	(22)	(1)	—	—	—
Royalty expense	71	52	—	—	8	2
Mining production taxes	31	7	—	—	—	—

	$955	$870	$91	$73	$19	$9

	Gold		Copper		Oil & Gas
For the nine months ended September 30	2010	2009	2010	2009	2010	2009

Cost of goods sold[1]	$2,637	$2,411	$255	$265	$27	$20
Unrealized (gains) losses on non-hedge contracts	(5)	(5)	—	—	—	—
By-product revenues	(88)	(50)	(3)	—	—	—
Royalty expense	207	153	—	—	18	6
Mining production taxes	69	29	—	—	—	—

	$2,820	$2,538	$252	$265	$45	$26

[1]	Cost of goods sold includes charges to reduce the cost of inventory to net realizable value as follows: $nil for the three months ended September 30, 2010 (2009: $2 million) and $2 million for the nine months ended September 30, 2010 (2009: $3 million). The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization”. Some companies present this amount under “cost of sales”. The amount presented in amortization rather than cost of sales was $288 million for the three months ended September 30, 2010 (2009: $257 million) and $846 million for the nine months ended September 30, 2010 (2009: $715 million).
7 > EXPLORATION AND PROJECT DEVELOPMENT EXPENSE

	For the three		For the nine
	months ended		months ended
	September 30		September 30
	2010	2009	2010	2009

Exploration:
Minesite exploration	$19	$15	$45	$31
Projects	28	27	78	76

	47	42	123	107

Project development expense:
Pueblo Viejo[1]	1	(3)	2	(3)
Sedibelo	1	2	2	7
Fedorova	—	1	1	2
Pascua-Lama	2	5	8	10
Kainantu	1	2	3	6
Cerro Casale	20	—	31	—
Other	4	5	13	16

	29	12	60	38

Other project expenses[2]	9	9	30	21

	$38	$21	$90	$59

[1]	We record a non-controlling interest recovery for our partner’s share of expenditures within “non-controlling interests” in the income statement. In 2009, the costs include a reimbursement of historical remediation expenditures.

[2]	Includes corporate development, research and development, and other corporate projects.
8 > OTHER CHARGES
A Other Expense

	For the three		For the nine
	months ended		months ended
	September 30		September 30
	2010	2009	2010	2009

Regional business unit costs[1]	$40	$40	$120	$112
Severance costs	—	12	10	13
Currency translation losses[2]	—	2	33	—
Finance charges[3]	6	—	19	—
Community relations[4]	14	3	31	11
Environmental costs	2	3	11	11
World Gold Council fees	4	4	12	11
Provision for supply contract restructuring costs[5]	—	—	46	—
Pension and other post-retirement benefit expense	—	1	2	4
Other items	20	20	49	51

	$86	$85	$333	$213

[1]	Relates to costs incurred at regional business unit offices.

[2]	Amounts attributable to currency translation losses on working capital balances.

[3]	Represents accrued financing charges on the remaining settlement obligation to close out gold sales contracts.

[4]	Amounts mainly related to community programs and other related expenses.

[5]	Amount relates to the present value of required payments to restructure a tire supply contract.

BARRICK THIRD QUARTER 2010	69	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

B Impairment Charges

	For the three months		For the nine months
	ended September 30		ended September 30
	2010	2009	2010	2009

Write-down of intangibles	$—	$158	$7	$158
Write-down of investments (note 12)	—	—	—	1

	$—	$158	$7	$159

C Other Income

	For the three		For the nine
	months ended		months ended
	September 30		September 30
	2010	2009	2010	2009

Gain on sale of assets	$8	$—	$12	$9
Gain on sale of investments	8	3	8	3
Gain on acquisition of assets[1]	—	—	29	72
Currency translation gains[2]	—	—	—	2
Royalty income	1	2	4	4
Interest income	1	2	3	5
Non-hedge derivative gains	27	5	8	—
Other	16	3	21	14

	$61	$15	$85	$109

[1]	Relates to a $29 million gain recorded on gaining control of Cerro Casale following the acquisition of an additional 25% interest (note 3F). In the second quarter of 2009, we completed the acquisition of the remaining 50% interest in Hemlo. We grossed up our 50% interest in the assets and liabilities of Hemlo held prior to this transactions to their current fair values. The net gain recognized on the acquisition was $72 million.

[2]	Amounts attributable to currency translation gains on working capital balances.
9 > INCOME TAX EXPENSE

	For the three		For the nine
	months ended		months ended
	September 30		September 30
	2010	2009	2010	2009

Current	$343	$98	$836	$373
Deferred	25	29	62	(20)

	$368	$127	$898	$353

Actual effective tax rate	30%	(3%)	28%	(9%)
Impact of elimination of gold and silver sales contracts	—	37%	—	34%
Impact of impairment charges	—	(7%)	—	(2%)
Impact of legislative amendments in Australia	—	—	2%	—
Impact of gain on acquisition of Hemlo	—	—	—	1%
Impact of net currency translation gains/(losses) on deferred tax balances	—	1%	—	1%
Canadian functional currency election	—	—	—	4%

Estimated effective tax rate on ordinary income	30%	28%	30%	29%

The primary reasons why our effective income tax rate on ordinary income differs from the 31% Canadian statutory rate are mainly due to certain allowances and special deductions unique to extractive industries, and also because we operate in multiple tax jurisdictions, some of which have lower tax rates than the applicable Canadian federal and provincial rates.
Currency Translation
Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Australian and Papua New Guinea net deferred tax liabilities. These translation gains/losses are included within deferred tax expense/recovery.
Release of Valuation Allowance
In third quarter 2010, due to the impact of higher market gold prices, we released all of the valuation allowance related to US alternative minimum tax credits. The net deferred tax recovery related to this release was $33 million.
Impact of Legislative Amendments in Australia
In Australia, we elected to enter into the consolidated tax regime in 2004 (in 2002 for the former Placer Dome Inc. subsidiaries). At the time the elections were made, there were certain accrued gains that were required to be included in taxable income upon subsequent realization. In second quarter 2010, clarifying legislative amendments to the Australian consolidation tax rules were enacted. These amendments enable us to reduce the inclusion of certain of these accrued gains, resulting in a permanent decrease in taxable income. The impact of the amendment is a current tax recovery of $78 million recorded in second quarter 2010.
Canadian Functional Currency Election
In fourth quarter 2008, we filed an election under Canadian draft legislation to prepare some of our Canadian tax returns using US dollar functional currency effective January 1, 2008. The legislation was enacted in first quarter 2009 which resulted in a one-time benefit of $70 million.
Decrease to Unrecognized Tax Benefits
In second quarter 2010, we made payments of $1 million, and in first quarter 2010, we made payments of $2 million in settlement of US unrecognized tax benefits. We expect the amount of unrecognized tax benefits to further decrease within 12 months of the reporting date by approximately $2 to $4 million related primarily to the expected settlement of income tax and mining tax assessments.

BARRICK THIRD QUARTER 2010	70	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

We further anticipate that it is reasonably possible for the amount of unrecognized tax benefits to decrease within 12 months of the reporting date by approximately $37 million through a potential settlement with tax authorities that may result in a reduction of available tax pools.
10 > EARNINGS PER SHARE

	For the three months ended September 30				For the nine months ended September 30
($ millions, except shares in millions and per share amounts	2010		2009		2010		2009
in dollars)	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Income (loss) from continuing operations	$827	$827	$(5,380)	$(5,380)	$2,297	$2,297	$(4,542)	$(4,542)

Income (loss) available to common shareholders and after assumed conversions	827	827	(5,380)	(5,380)	2,297	2,297	(4,542)	(4,542)

Income from discontinued operations	10	10	30	30	81	81	55	55

Net income (loss)	$837	$837	$(5,350)	$(5,350)	$2,378	$2,378	$(4,487)	$(4,487)

Weighted average shares outstanding	986	986	882	882	985	985	876	876
Effect of dilutive securities
Stock options	—	3	—	—	—	3	—	—
Convertible debentures	—	9	—	—	—	9	—	—

	986	998	882	882	985	997	876	876

Earnings (loss) per share
Income (loss) from continuing operations	$0.84	$0.83	$(6.10)	$(6.10)	$2.33	$2.31	$(5.18)	$(5.18)
Net income (loss)	$0.85	$0.84	$(6.07)	$(6.07)	$2.41	$2.39	$(5.12)	$(5.12)

11 > CASH FLOW — OTHER ITEMS
A Operating Cash Flows — Other Items

	For the three months ended		For the nine months ended
	September 30		September 30
	2010	2009	2010	2009

Adjustments for non-cash income statement items:
Currency translation losses (gains) (note 8A and 8C)	$—	$2	$33	$(2)
Amortization of discount/premium on debt securities	(2)	(2)	(6)	(6)
Stock option expense	4	4	10	14
Loss from equity investees (note 12)	10	23	39	71
Non-controlling interests (note 20)	5	2	14	4
Gain on sale of investments (note 8C)	(8)	(3)	(8)	(3)
Inventory impairment charges (note 13)	—	2	2	3
Net change in working capital items, excluding inventory and income taxes payable	47	143	44	64
Settlement of AROs	(9)	(11)	(31)	(25)

Other net operating activities	$47	$160	$97	$120

Operating cash flow includes payments for:
Cash interest paid	$20	$17	$94	$26

B Investing Cash Flows — Other Items

	For the three months ended		For the nine months ended
	September 30		September 30
	2010	2009	2010	2009

Funding for equity investees (note 12)	$(12)	$(35)	$(44)	$(65)
Other	—	(2)	—	(6)

Other net investing activities	$(12)	$(37)	$(44)	$(71)

BARRICK THIRD QUARTER 2010	71	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

C Financing Cash Flows — Other Items

	For the three months ended		For the nine months ended
	September 30		September 30
	2010	2009	2010	2009

Financing fees on long-term debt	$(4)	$—	$(35)	$(5)
Derivative settlements	—	(2)	13	(8)

Other net financing activities	$(4)	$(2)	$(22)	$(13)

12 > EQUITY IN INVESTEES AND OTHER INVESTMENTS
A Equity Method Investment Continuity

	Highland	Atacama[1]	Cerro Casale	Donlin Creek	Kabanga	Total

At January 1,2010	$41	$157	$861	$75	$2	$1,136
Equity pick-up (loss) from equity investees	5	(16)	(6)	(17)	(5)	(39)
Capitalized interest	—	6	12	3	—	21
Funding	—	9	12	18	5	44
Transfer to property, plant & equipment[2]	—	—	(879)	—	—	(879)

At September 30, 2010	$46	$156	$—	$79	$2	$283

Publicly traded	Yes	No	No	No	No

[1]	Represents our investment in Reko Diq.

[2]	The carrying amount of the Cerro Casale investment has been transferred to property, plant and equipment as a result of our obtaining control over the entity due to the acquisition of an additional 25% interest. See note 3F for further details.
B Other Investments

	At Sept. 30, 2010	At Dec. 31, 2009

Available-for-sale securities	$99	$61
Other investments	32	31

	$131	$92

	At Sept. 30, 2010		At Dec. 31, 2009
	Fair	Gains in	Fair	Gains in
	value[1]	OCI	value	OCI

Available-for-sale securities
Securities in an unrealized gain position

Equity securities	$97	$47	$54	$27

Benefit plans[2]
Fixed-income	—	—	1	—
Equity	—	—	5	—

	97	47	60	27

Securities in an unrealized loss position

Other equity securities[3]	2	—	1	—

	99	47	61	27

Other investments
Long-term loan receivable[4]	32	n/a	31	n/a

	$131	$47	$92	$27

[1]	Refer to note 16 for further information on the measurement of fair value.

[2]	Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

[3]	Other equity securities in a loss position consist of investments in various junior mining companies.

[4]	The long-term loan receivable is measured at amortized cost.
Impairment Charges

	For the three months		For the nine months
	ended September 30		ended September 30
	2010	2009	2010	2009

Write-down of investments	$—	$—	$—	$1

BARRICK THIRD QUARTER 2010	71	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

13 > INVENTORIES

	Gold		Copper
	At Sept. 30,	At Dec. 31,	At Sept. 30,	At Dec. 31,
	2010	2009	2010	2009

Raw materials
Ore in stockpiles	$1,216	$1,052	$97	$77
Ore on leach pads	213	215	151	172
Mine operating supplies	525	488	28	19
Work in process	274	215	47	5
Finished products
Gold doré	104	69	—	—
Copper cathode	—	—	9	4
Copper concentrate	—	—	26	—
Gold concentrate	19	20	—	—

	2,351	2,059	358	277
Non-current ore in stockpiles[1]	(773)	(679)	(136)	(117)

	$1,578	$1,380	$222	$160

[1]	Ore that we do not expect to process in the next 12 months is classified within other assets.

	For the three months		For the nine months
	ended September 30		ended September 30
	2010	2009	2010	2009

Inventory impairment charges	$—	$2	$2	$3
Purchase Commitments
At September 30, 2010, we had purchase obligations for supplies and consumables for the next five years and thereafter of approximately $982 million.
14 > PROPERTY, PLANT AND EQUIPMENT
A Unamortized Assets
Acquired Mineral Properties and Capitalized Mine Development Costs

	Carrying	Carrying
	amount at	amount at
	Sept. 30, 2010	Dec. 31, 2009

Exploration projects and other land positions
PNG land positions	$193	$187
Tanzanian exploration properties[1]	80	—
Other	22	22
Value beyond proven and probable reserves at producing mines	359	423
Capital Projects
Pascua-Lama	1,698	1,081
Pueblo Viejo[2]	2,157	1,321
Sedibelo	15	9
Cerro Casale[2,3]	1,768	—
Punta Colorado Wind Farm	118	115

	$6,410	$3,158

[1]	Represents amounts allocated to exploration properties as a result of the Tusker acquisition. See note 3B for further details.

[2]	Amounts presented are on a 100% basis and include our partner’s non-controlling interest.

[3]	The carrying amount of the Cerro Casale investment has been transferred to property, plant and equipment as a result of our obtaining control over the entity due to the acquisition of an additional 25% interest. See note 3F for further details.
B Amortization and Accretion

	For the three months		For the nine months
	ended September 30		ended September 30
	2010	2009	2010	2009

Amortization	$300	$267	$885	$758
Accretion	17	14	43	43

	$317	$281	$928	$801

C Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had commitments for the next five years and thereafter of approximately $1,115 million at September 30, 2010 for construction activities at our capital projects.

BARRICK THIRD QUARTER 2010	73	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

15 > FINANCIAL INSTRUMENTS
Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument.
A Cash and Equivalents
Cash and equivalents include cash, term deposits, treasury bills and money markets with original maturities of less than 90 days.
B Long-Term Debt
Interest costs

	For the three months		For the nine months
	ended September 30		ended September 30
	2010	2009	2010	2009

Incurred	$114	$79	$315	$228
Capitalized	(72)	(67)	(200)	(200)

Interest expensed	$42	$12	$115	$28

For the nine months ended September 30, 2010, Pascua-Lama, Pueblo Viejo, Donlin Creek, Reko Diq, Cerro Casale, PNG land positions, Kabanga, Golden Sunlight and Punta Colorado Wind Farm qualified for interest capitalization. Cortez Hills qualified for capitalization until February 1, 2010, when it went into production.
Redemption of Convertible Senior Debentures
In August 2010, we announced that we would redeem our entire outstanding Placer Dome 2.75% Convertible Senior Debentures due 2023 (the “Debentures”) on October 20, 2010 (the “Redemption Date”). The registered holders of the Debentures were to receive a redemption price of 100.825% of the principal amount outstanding, plus accrued and unpaid interest to the Redemption Date, for a total of $1,008.63 per $1,000.00 principal amount of Debentures if the conversion option was not exercised. The aggregate principal amount of Debentures outstanding as at September 30, 2010 is $229 million.
Effective September 1, 2010 to October 19, 2010, the conversion rate per each $1,000 principal amount of Securities was 40.9378 common shares. Substantially all the holders of these debentures exercised their right to convert these Securities into common shares. No gain or loss was recognized in the income statement on conversion.
Pueblo Viejo Project Financing Agreement
In April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in non-recourse project financing for Pueblo Viejo. The lending syndicate is comprised of international financial institutions including export development agencies and commercial banks. The amount is divided into three tranches of $400 million, $375 million and $260 million with tenors of 15, 15 and 12 years, respectively. The $400 million tranche bears a coupon of LIBOR+3.25% pre-completion and scales gradually to LIBOR+5.10% (inclusive of political risk insurance premium) for years 13-15. The $375 million tranche bears a fixed coupon of 4.02% for the entire 15 years. The $260 million tranche bears a coupon of LIBOR+3.25% pre-completion and scales gradually to LIBOR+4.85% (inclusive of political risk insurance premium) for years 11-12. Barrick and Goldcorp each provided a guarantee for their proportionate share which will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to an exclusion for certain political risk events. In June 2010 we received approximately $780 million on this financing agreement by fully drawing on the $400 million and $260 million tranches and a portion of the $375 million tranche.
Fixed Rate Notes
We provide an unconditional and irrevocable guarantee on debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. and $1.25 billion of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC. These payments will rank equally with our other unsecured and unsubordinated obligations.
C Use of Derivative Instruments (“Derivatives”) in Risk Management
In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by
• Sales	• Prices of gold, copper, oil and natural gas

• Cost of sales

o Consumption of diesel fuel, propane, natural gas, and electricity	• Prices of diesel fuel, propane, natural gas, and electricity

o Non-US dollar expenditures	• Currency exchange rates — US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS, GBP and ZAR

o By-product credits	• Prices of silver and copper

• Corporate and regional administration, exploration and business development costs	• Currency exchange rates — US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS and ZAR

BARRICK THIRD QUARTER 2010	74	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Item	Impacted by
• Capital expenditures

o Non-US dollar capital expenditures	• Currency exchange rates — US dollar versus A$, ARS, C$, CLP, EUR and PGK

o Consumption of steel	• Price of steel

• Interest earned on cash and equivalents	• US dollar interest rates

• Interest paid on fixed-rate debt	• US dollar interest rates
The timeframe and manner in which we manage risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.
The primary objective of our risk management program is to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative instruments are effective in achieving our risk management objectives, but they do not meet the strict hedge effectiveness criteria. These derivative instruments are classified as “economic hedges”. The change in fair value of these economic hedges is recorded in current period earnings, classified with the income statement line item that is consistent with the derivative instruments’ intended risk objective.
D Other Use of Derivative Instruments
We also enter into derivative instruments with the objective of realizing trading gains to increase our reported net income.
We enter into purchased and written contracts with the primary objective of increasing the realized price on our gold and copper sales. During the quarter, we wrote gold call options and sold gold put options with an average outstanding notional volume of 0.5 million and 0.2 million ounces, respectively, on a net basis.
As a result of these activities, we recorded realized gains of $10.4 million on gold contracts in the quarter. There are no outstanding gold and copper positions attributable to these trading activities as at September 30, 2010.
E Summary of Derivatives at September 30, 2010

					Accounting Classification			Fair value
	Notional Amount by Term to Maturity				by Notional Amount			(USD)
					Cash	Fair
	Within 1	2 to 3	4 to 5		flow	value	Non-
	year	years	years	Total	hedge	hedge	Hedge

US dollar interest rate contracts
Total receive — fixed swap positions	$200	$—	$(200)	$—	$—	$100	$(100)	$(7)

Currency contracts
A$:US$ contracts (A$ millions)	1,478	2,853	150	4,481	4,481	—	—	607
C$:US$ contracts (C$ millions)	355	107	—	462	462	—	—	8
CLP:US$ contracts (CLP millions)[1]	175,056	118,470	—	293,526	119,351	—	174,175	34
EUR:US$ contracts (EUR millions)	18	10	—	28	28	—	—	(1)
PGK:US$ contracts (PGK millions)	88	—	—	88	40	—	48	2

Commodity contracts
Copper collar sell contracts (millions of pounds)	180	46	—	226	200	—	26	(22)
Copper net sold call contracts (millions of pounds)	39	—	—	39	—	—	39	(7)
Copper net sold put contracts (millions of pounds)	6	—	—	6	—	—	6	—
Diesel contracts (thousands of barrels)[2]	2,308	1,822	80	4,210	4,210	—	—	17
Propane contracts (millions of gallons)	13	9	—	22	22	—	—	2
Natural gas contracts (thousands of gigajoules)	122	—	—	122	91	—	31	—
Electricity contracts (thousands of megawatt hours)	61	35	—	96	—	—	96	—

[1]	Non-hedge contracts economically hedge pre-production capital expenditures at our Pascua Lama project.

[2]	Diesel commodity contracts represent a combination of WTI, ULSD and ULSD/WTI Crack spread swaps, WTB, MOPS and JET hedge contracts. These derivatives hedge physical supply contracts based on the price of ULSD, WTB, MOPS and JET respectively, plus a spread. WTI represents West Texas Intermediate, WTB represents Waterborne, MOPS represents Mean of Platts Singapore, JET represents Jet Fuel, ULSD represents Ultra Low Sulfur Diesel US Gulf Coast.

BARRICK THIRD QUARTER 2010	75	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Fair Values of Derivative Instruments

	Asset Derivatives				Liability Derivatives
	At Sept. 30, 2010		At Dec. 31, 2009		At Sept. 30, 2010		At Dec. 31, 2009
	Balance		Balance				Balance
	Sheet	Fair	Sheet	Fair	Balance Sheet	Fair	Sheet	Fair
	Classification	Value	Classification	Value	Classification	Value	Classification	Value

Derivatives designated as hedging instruments
US dollar interest rate contracts	Other assets	$8	Other assets	$—	Other liabilities	$—	Other liabilities	$—
Currency contracts	Other assets	636	Other assets	374	Other liabilities	1	Other liabilities	9
Commodity contracts	Other assets	58	Other assets	53	Other liabilities	71	Other liabilities	131

Total derivatives classified as hedging instruments		$702		$427		$72		$140

Derivatives not designated as hedging instruments
US dollar interest rate contracts	Other assets	$—	Other assets	$1	Other liabilities	$15	Other liabilities	$7
Currency contracts	Other assets	20	Other assets	15	Other liabilities	5	Other liabilities	9
Commodity contracts	Other assets	19	Other assets	61	Other liabilities	16	Other liabilities	43

Total derivatives not designated as hedging instruments		$39		$77		$36		$59

Total derivatives		$741		$504		$108		$199

US Dollar Interest Rate Contracts
Fair Value Contracts
We enter into receive-fixed swap positions to hedge changes in the fair value of a portion of our long-term fixed-rate debt. Changes in the fair value of the swaps are recorded in interest expense. Prospective and retrospective hedge effectiveness is assessed using the dollar-offset method. The prospective test involves comparing the change in the fair value of both the derivative and the hedge notional of the debenture caused by stressing the current market benchmark rate. The retrospective test involves comparing the effect of historic changes in the benchmark rate since hedge inception on the fair value of both the hedging instrument and the hedged item, and ineffectiveness is naturally recognized in interest income/expense when a mismatch occurs in the fair value change of the derivative and the hedged notional of the debenture.
Non-Hedge Contracts
We have pay fixed interest rate swap positions to economically hedge the US dollar interest rate risk implicit in a prior gold lease rate swap position. Changes in the fair value of these interest rate swaps are recognized in current period earnings through interest expense.
Currency Contracts
Cash Flow Hedges
During the quarter, currency contracts totaling A$11 million, C$74 million, and PGK 40 million have been designated against forecasted non-US dollar denominated expenditures, some of which are hedges that matured within the quarter. The outstanding contracts hedge the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next four years.
Hedged items that relate to operating and/or sustaining capital expenditures are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For C$333 million, A$110 million, and CLP 33,840 million of collar contracts, we have concluded that the hedges are 100% effective because the critical terms (including notional amount and maturity date) of the hedged items and the currency contracts are the same. For all remaining currency hedges, prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method. The prospective test is based on a regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in forward exchange rates over the last three years. The retrospective test involves comparing the effect of historic changes in exchange rates each period on the fair value of both the actual and hypothetical derivative, and ineffectiveness is measured using a dollar offset approach. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings.
Hedged items that relate to pre-production expenditures at our development projects are identified as the stated quantity of dollars of the forecasted expenditures

BARRICK THIRD QUARTER 2010	76	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

associated with a specific transaction in a pre-defined time period. For C$14 million, A$55 million, EUR 28 million and CLP 64,800 million hedge effectiveness is assessed using the dual spot method, where changes in fair value attributable to changes in spot prices are calculated on a discounted basis for the actual derivative and an undiscounted basis for the hypothetical derivative. The effectiveness testing excludes time value of the hedging instrument. Prospective and retrospective hedge effectiveness uses a dollar offset method.
Non-hedge Contracts
We concluded that CLP 174,175 million of collar contracts do not meet the effectiveness criteria of the dual spot method. These contracts represent an economic hedge of pre-production capital expenditures at our Pascua Lama project. Although not qualifying as an accounting hedge, the contracts protect us against variability of the CLP to the US dollar on pre-production expenditures at our Pascua Lama project. Changes in the fair value of the non-hedge CLP contracts are recorded in current period other expense. In the quarter, we recorded an unrealized gain of $15 million on the outstanding CLP collar contracts. The remaining non-hedge currency contracts are used to mitigate the variability of the US dollar amount of non-US dollar denominated exposures that do not meet the strict hedge effectiveness criteria. Changes in the fair value of non-hedge currency contracts are recorded in current period cost of sales, corporate administration, other income, other expense or income tax expense according to the intention of the hedging instrument.
Commodity Contracts
Diesel/Propane/Electricity/Natural Gas
Cash Flow Hedges
Our designated commodity contracts act as a hedge against variability in market prices on the cost of future fuel purchases over the next four years. Hedged items are identified as the first stated quantity of forecasted consumption purchased in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over the last three years. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative, and ineffectiveness is measured using a dollar offset approach. The effective portion of changes in fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings.
Non-hedge Contracts
Non-hedge electricity contracts are used to mitigate the risk of price changes on electricity consumption at Barrick Energy. Although not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of changes in electricity prices. Changes in the fair value of non-hedge electricity contracts are recorded in current period cost of sales.
Copper
Cash Flow Hedges
Copper collar contracts have been designated as hedges against copper cathode sales at our Zaldívar mine. The contracts contain purchased put and sold call options with weighted average strike prices of $2.87/lb and $4.04/lb, respectively.
For collars designated against copper cathode production, the hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed on these hedges using a dollar offset method. The dollar offset assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical hedging derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings.
Non-Hedge Contracts
We continue to hold non-hedge copper sell contracts that will economically hedge future copper sales at our Zaldivar mine. The remaining crystallized losses of $8.6 million will be released from OCI and recorded in copper revenue throughout the remainder of 2010, when the originally designated sales occur. The contracts contain purchased put and sold call options with an average strike of $2.05/lb and $3.04/lb, respectively.
During the quarter, we crystallized an additional $6 million in losses to be released from OCI, related to dedesignated and redesignated copper collar contracts. We also purchased 26.5 million pounds of call options at an average strike of $3.74/lb and sold 26.5 million pounds of call options at an average strike of $4.26/lb. These contracts are not designated as cash flow hedges. Changes in the fair value of these copper options are recorded in current period revenue.

BARRICK THIRD QUARTER 2010	77	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Non-hedge Gains (Losses)

	For the three		For the nine
	months ended		months ended
	September 30		September 30
	2010	2009	2010	2009	Income statement classification

Risk Management Activities
Commodity contracts
Copper	$1	$(6)	$35	$(45)	Revenue
Fuel	—	(3)	—	1	Cost of sales
Currency contracts	32	3	16	(2)	Cost of sales/corporate administration/other income/expense/income tax expense
Interest rate contracts	(9)	(1)	(12)	(4)	Interest income/expense

	24	(7)	39	(50)

Other Use of Derivative Instruments
Commodity contracts
Gold	10	15	25	38	Revenue
Copper	—	(5)	(1)	(3)	Revenue
Interest rate swaptions	—	2	—	3	Interest income/expense

	10	12	24	38

Other Gains (Losses)
Hedge ineffectiveness	3	—	6	1	Cost of sales/revenue/other income
Amounts excluded from effectiveness test	4	1	—	1	Other income/expense

	$41	$6	$69	$(10)

Cash Flow Hedge Gains (Losses) in OCI

							Interest
							rate
	Commodity price hedges			Currency hedges			hedges
							Long-
				Operating	Administration/other	Capital	term
	Gold/Silver	Copper	Fuel	costs	costs[2]	expenditures	debt	Total

At Dec. 31, 2009	$3	$(72)	$(4)	$315	$19	$45	$(30)	$276
Effective portion of change in fair value of hedging instruments	—	—	(6)	322	50	16	—	382
Transfers to earnings:
On recording hedged items in earnings	(2)	33	24	(85)	(29)	(7)	2	(64)

At Sept. 30, 2010	$1	$(39)	$14	$552	$40	$54	$(28)	$594

		Copper	Cost of	Cost of	Administration/other		Interest
Hedge gains/losses classified within	Gold sales	sales	sales	sales	expense	Amortization	expense

Portion of hedge gain (loss) expected to affect 2010 earnings[1]	$—	$(15)	$(5)	$46	$9	$—	$(1)	$34

[1]	Based on the fair value of hedge contracts at September 30, 2010.

[2]	Includes GBP gains of $5 million on operating activities and $14 million on financing activities.

BARRICK THIRD QUARTER 2010	78	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Cash Flow Hedge Gains (Losses) at September 30

				Amount of		Location of gain (loss)	Amount of gain (loss)
				gain(loss)		recognized in income	recognized in income
Derivatives in cash	Amount of gain		Location of gain (loss)	transferred from		(Ineffective portion and	(Ineffective portion and
flow hedging	(loss) recognized in		transferred from OCI into	OCI into income		amount excluded from	amount excluded from
relationships	OCI		income (Effective portion)	(Effective portion)		effectiveness testing)	effectiveness testing)
	2010	2009		2010	2009		2010	2009

Interest rate contracts	$—	$—	Interest income/expense	$(2)	$(2)	Interest income/expense	$—	$—

Foreign exchange contracts	388	791	Cost of sales/corporate administration/amortization	121	(28)	Cost of sales/corporate administration/amortization	$6	—

Commodity contracts	(6)	(170)	Revenue/cost of sales	(55)	163	Revenue/cost of sales	—	—

Total	$382	$621		$64	$133		$6	$—

Fair Value Hedge Gains at September 30

		Amount of gain recognized in income on
Derivatives in fair value hedging relationships	Location of gain recognized in income on derivative	derivative
		2010	2009

Interest rate contracts	Interest income/expense	$9	$—

16 > FAIR VALUE MEASUREMENTS
A Assets and Liabilities Measured at Fair Value on a Recurring Basis
Fair Value Measurements at September 30, 2010

	Quoted
	Prices in
	Active
	Markets	Significant
	for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Aggregate
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Cash equivalents	$2,936	$—	$—	$2,936
Available- for- sale securities	99	—	—	99
Receivables from provisional copper and gold sales	—	128	—	128
Settlement obligation to close out gold sales contracts	—	(666)	—	(666)

	$3,035	$(538)	$—	$2,497

B Fair Values of Financial Instruments

	At Sept. 30, 2010		At Dec. 31, 2009
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Financial assets
Cash and equivalents[1]	$4,281	$4,281	$2,564	$2,564
Accounts receivable[1]	288	288	251	251
Available-for-sale securities[2]	99	99	61	61
Derivative assets	741	741	504	504

	$5,409	$5,409	$3,380	$3,380

Financial liabilities
Accounts payable[1]	$1,477	$1,477	$1,221	$1,221
Long-term debt[3]	6,968	7,796	6,335	6,723
Settlement obligation to close out gold sales contracts	666	666	647	647
Derivative liabilities	108	108	199	199
Restricted share units[4]	145	145	124	124
Deferred share units[4]	8	8	6	6

	$9,372	$10,200	$8,532	$8,920

[1]	Fair value approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

[2]	Recorded at fair value. Quoted market prices are used to determine fair value.

[3]	Long-term debt is generally recorded at cost except for obligations that are designated in a fair-value hedge relationship, which are recorded at fair value in periods when a hedge relationship exists. The fair value of long-term debt is primarily determined using quoted market prices. Balance includes current portion of long-term debt.

[4]	Recorded at fair value based on our period-end closing market share price.

BARRICK THIRD QUARTER 2010	79	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

17 > OTHER NON-CURRENT LIABILITIES

	At Sept. 30, 2010	At Dec. 31, 2009

Deposit on silver sale agreement	$309	$196
Settlement obligation to close out gold sales contracts	666	647
Pension benefits	87	96
Other post retirement benefits	24	26
Derivative liabilities	26	19
Restricted share units	98	91
Provision for supply contract restructuring costs	32	—
Other	88	70

	$1,330	$1,145

18 > CAPITAL STOCK
A Common Shares
Our authorized capital stock includes an unlimited number of common shares (issued 986,245,762 common shares); 9,764,929 First preferred shares Series A (issued nil); 9,047,619 Series B (issued nil); and 14,726,854 Second preferred shares Series A (issued nil).
B Exchangeable Shares
In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”) issued 11.1 million BGI exchangeable shares, which were each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and had essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines. We had the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. In first quarter 2009, the remaining 0.5 million BGI exchangeable shares were redeemed for 0.3 million Barrick common shares.
19 > OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”)

	For the three months ended		For the nine months ended
	September 30		September 30
	2010	2009	2010	2009

Accumulated OCI at beginning of period
Cash flow hedge gains, net of tax of $45, $35, $81, $89	$62	$101	$195	$(124)
Investments, net of tax of $2, $2, $3, nil	22	15	24	(2)
Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil	(155)	(179)	(141)	(197)
Pension plans and other post-retirement benefits, net of tax of $14, $19, $14, $19	(23)	(33)	(23)	(33)

	(94)	(96)	55	(356)

Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges	506	186	382	621
Changes in fair value of investments	31	14	28	32
Currency translation adjustments[1]	19	28	5	46
Less: reclassification adjustments for (gains) losses recorded in earnings:
Transfers of cash flow hedge gains to earnings:
On recording hedged items in earnings	(19)	(47)	(64)	(133)
Investments:
Other than temporary impairment charges	—	—	—	1
Gains realized on sale	(8)	(3)	(8)	(3)

Other comprehensive income (loss) before tax	529	178	343	564
Income tax recovery (expense) related to OCI	(104)	(45)	(67)	(171)

Other comprehensive income (loss), net of tax	$425	$133	$276	$393

Accumulated OCI at September 30
Cash flow hedge gains, net of tax of $147, $80, $147, $80	$447	$195	$447	$195
Investments, net of tax of $4, $2, $4, $2	43	26	43	26
Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil	(136)	(151)	(136)	(151)
Pension plans and other post-retirement benefits, net of tax of $14, $19, $14, $19	(23)	(33)	(23)	(33)

	$331	$37	$331	$37

[1]	Represents currency translation adjustments for Barrick Energy.

BARRICK THIRD QUARTER 2010	80	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

20 > NON-CONTROLLING INTERESTS

	Pueblo Viejo project	African Barrick Gold[1]	Cerro Casale[2]	Total

At January 1, 2010	$462	$22	$—	$484
Share of net earnings (loss)	(2)	23	(7)	14
Cash contributed	5	—	7	12
Other increase in non-controlling interest	—	594	454	1,048

At September 30, 2010	$465	$639	$454	$1,558

[1]	Represents non-controlling interest in ABG. The balance at January 1, 2010 includes the non-controlling interest of 30% in our Tulawaka mine.

[2]	Represents non-controlling interest in Cerro Casale. Refer to note 3F.
21 > LITIGATION AND CLAIMS
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.
If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.
Cortez Hills Complaint
On November 12, 2008, the United States Bureau of Land Management issued a Record of Decision approving the Cortez Hills Expansion Project. On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the Project on grounds that it violated the Western Shoshone rights under the Religious Freedom Restoration Act (“RFRA”), that it violated the Federal Land Policy and Management Act’s (“FLPMA”) prohibition on “unnecessary and undue degradation,” and that the Project’s Environment Impact Statement did not meet the requirements of the National Environmental Policy Act (“NEPA”). The Plaintiffs subsequently dismissed their RFRA claim, with prejudice, conceding that it was without merit, in light of a decision in another case.
On November 24, 2008, the Plaintiffs filed a Motion for a Temporary Restraining Order and a Preliminary Injunction barring work on the Project until after a trial on the merits. On January 26, 2009, the Court denied the Plaintiffs’ Motion for a Preliminary Injunction, concluding that the Plaintiffs had failed to demonstrate a likelihood of success on the merits and that the Plaintiffs had otherwise failed to satisfy the necessary elements for a preliminary injunction. The Plaintiffs appealed that decision to the United States Court of Appeals for the Ninth Circuit. On December 3, 2009, the Ninth Circuit issued an opinion in which it held that the Plaintiffs had failed to show that they were likely to succeed on the merits of their FLPMA claims, and thus were not entitled to an injunction based on those claims. The Ninth Circuit, however, held that Plaintiffs were likely to succeed on two of their NEPA claims and ordered that a supplemental EIS be prepared by Barrick that specifically provided more information on (i) the effectiveness of proposed mitigation measures for seeps and springs that might be affected by groundwater pumping, and (ii) the air quality impact of the shipment of refractory ore to Goldstrike for processing and that additional air quality modeling for fine particulate matter using updated EPA procedures should be performed and included in the supplemental EIS. The Ninth Circuit decision directed the District Court to enter an injunction consistent with the decision. In April 2010, the District Court granted Barrick’s motion seeking a tailored preliminary injunction, which allows mining operations to continue while the supplemental EIS is being completed.
In May 2010, the parties completed briefing of motions for summary judgment on all remaining issues in the case. On August 26, 2010, the District Court issued an order granting summary judgment for Cortez except, generally for those issues covered by the supplemental EIS, on which it reserved ruling until the completion of that document. The supplemental EIS was published for public comment in August, 2010 and the public comment period closed on October 4, 2010.

BARRICK THIRD QUARTER 2010	81	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Marinduque Complaint
Placer Dome was named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The Complaint asserted that Placer Dome was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”. In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.
The action was removed to the U.S. District Court for the District of Nevada on motion of Placer Dome. On March 2, 2007, after the amalgamation of Placer Dome and Barrick Gold Corporation, the Court granted the Province’s motion for leave to file a Third Amended Complaint and to join Barrick Gold Corporation as an additional named Defendant. On June 7, 2007, the Court issued an order granting the Company’s motion to dismiss on grounds of forum non conveniens. On September 29, 2009, the U.S. Court of Appeals for the Ninth Circuit reversed the decision of the District Court on the ground that the U.S. District Court lacked subject matter jurisdiction over the case and removal from the Nevada state court was improper. On March 17, 2010, the District Court entered an order of remand to Nevada state court.
On April 8, 2010, the Company filed a motion to dismiss the claims in the Nevada state court on the grounds of forum non conveniens and a motion to stay all other proceedings in that court pending a ruling on the motion to dismiss. A hearing on the motion to dismiss was conducted on September 10, 2010. On October 12, 2010, the court issued an order granting the Company’s motion to dismiss the action for forum non conveniens.
The Company will continue to challenge the claims of the Province on various grounds and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under this complaint.
Calancan Bay (Philippines) Complaint
On July 23, 2004, a complaint was filed against Marcopper and Placer Dome Inc. (“PDI”) in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$1 billion.
On October 16, 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. On January 17, 2007, the Court issued a summons to Marcopper and PDI. On March 25, 2008, an attempt was made to serve PDI by serving the summons and complaint on Placer Dome Technical Services (Philippines) Inc. (“PDTS”). PDTS has returned the summons and complaint with a manifestation stating that PDTS is not an agent of PDI for any purpose and is not authorized to accept service or to take any other action on behalf of PDI. On April 3, 2008, PDI made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds. The plaintiffs have opposed the motion to dismiss. The motion has been briefed and is currently pending.
In October 2008, the plaintiffs filed their motion challenging PDI’s legal capacity to participate in the proceedings in light of its alleged “acquisition” by Barrick. PDI opposed this motion. The motion has been briefed and is currently pending.
The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Perilla Complaint
On August 5, 2009, Barrick Gold Inc. was purportedly served in Ontario with a complaint filed on November 25, 2008 in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. In December 2009, the complaint was also purportedly served in Ontario in the name of Placer Dome Inc. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into the Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are

BARRICK THIRD QUARTER 2010	82	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. Barrick Gold Inc. has moved to dismiss the complaint on a variety of grounds, which motion is now pending a decision of the Court following the failure of plaintiffs’ counsel to appear at the hearing on February 2, 2010 or to timely file any comment or opposition to the motion. Motions to dismiss the complaint on a variety of grounds have also been filed in the name of Placer Dome Inc. In May 2010, the plaintiffs filed a motion for an order to admit an amended complaint in which they are seeking additional remedies including temporary and permanent environmental protection orders. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit the amended complaint. An opposition to the plaintiffs’ motion to admit was also filed by Barrick Gold Inc. and Placer Dome Inc. on the same basis. This motion is now fully briefed and awaiting determination by the Court. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. No amounts have been accrued for any potential loss under this complaint.
Pakistani Constitutional Litigation
On November 28, 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Plc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).
The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.
On June 26, 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. On August 23, 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. No court date has been set for the hearing of this matter. Barrick intends to defend this action vigorously. No amounts have been accrued for any potential loss under this complaint.
Pueblo Viejo
In April, 2010, Pueblo Viejo Dominicana Corporation (PVDC) received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. de Pena Garcia Inc., and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking, and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an “Amparo” remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action.
22 > SUBSEQUENT EVENTS
We examined all significant transactions from our quarter-end close date of September 30, 2010 up to and including the date the financial statements were available to be issued and have not noted any significant events or transactions that would materially impact the financial statements as they are presented.

BARRICK THIRD QUARTER 2010	83	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

CORPORATE OFFICE
Barrick Gold Corporation
Brookfield Place, TD Canada Trust Tower
Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Canada M5J 2S1
Tel: (416) 861-9911 Fax: (416) 861-0727
Toll-free throughout North America: 1-800-720-7415
Email: investor@barrick.com
Website: www.barrick.com
SHARES LISTED
ABX — The New York Stock Exchange
            The Toronto Stock Exchange
INVESTOR CONTACT
Deni Nicoski
Vice President, Investor Relations
Tel: (416) 307-7410
Email: dnicoski@barrick.com
TRANSFER AGENTS AND REGISTRARS
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Canada M5C 2W9
Tel: (416) 643-5500
Toll-free throughout North America: 1-800-387-0825
Fax: (416) 643-5501
Email: inquiries@cibcmellon.com
Website: www.cibcmellon.com
BNY MELLON SHAREOWNER SERVICES
480 Washington Blvd. - 27th Floor
Jersey City, NJ 07310
Tel: 1-800-589-9836 Fax: (201) 680-4665
Email: shrrelations@mellon.com
Website: www.melloninvestor.com
MEDIA CONTACT
Rod Jiménez
Vice President, Corporate Affairs
Tel: (416) 307-7427
Email: rjimenez@barrick.com
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained in this Third Quarter Report 2010, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; changes in the worldwide price of gold, copper or certain other commodities (such as silver, fuel and electricity); fluctuations in currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; ability to successfully complete announced transactions and integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves; changes in costs and estimates associated with our projects; adverse changes in our credit rating, level of indebtedness and liquidity, contests over title to properties, particularly title to undeveloped properties; the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
     The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.